UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	21
Main Economic Indicators	22
Guidance	23
Statement of Income Book vs. Managerial vs. Adjusted	24
2 - Economic and Financial Analysis	29
Balance Sheet	30
Adjusted Statement of Income Consolidated	31
Financial Margin Interest and Non-Interest	31
- Financial Margin - Interest	32
• Loan Financial Margin - Interest	34
• Funding Financial Margin - Interest	50
• Securities/Other Financial Margin - Interest	55
• Insurance Financial Margin - Interest	55
- Financial Margin Non-Interest	56
Insurance, Private Pension and Savings Bonds	57
- Bradesco Vida e Previdência	61
- Bradesco Saúde Consolidated	63
- Bradesco Capitalização	64
- Bradesco Auto/RE	66
Fee and Commission Income	68
Administrative and Personnel Expenses	74
- Coverage Ratio	77
Tax Expenses	77
Equity in the Earnings (Losses) of Unconsolidated Companies	78
Other Operating Expenses (Net of Operating Revenues)	78
Operating Result	79
Non-Operating Result	79
3 - Return to Shareholders	81
Sustainability	82
Investor Relations Area RI	82
Corporate Governance	83
Bradesco Shares	83
Main Indicators	85
Dividends / Interest on Shareholders' Equity JCP	86
4 - Additional Information	87
Products and Services Market Share	88
Compulsory/Liabilities	89
Investments in Infrastructure, Information Technology and e Telecommunications	90
Market Risk	90
5 - Independent Auditors' Report	93
Independent Auditors' Report on the limited review of supplementary accounting information presented in the Report on Economic and Financial Analysis	94
6 - Financial Statements, Independent Auditors' Report and Fiscal Council's Report	95
Consolidated Financial Statements	96

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management's current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: "believes", "anticipates", "plans", "expects", "intends", "aims", "evaluates", "predicts", "foresees", "projects", "guidelines", "should" and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

# Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Highlights

The main figures obtained by Bradesco in the first nine months of 2010 are presented below:

related to income generated in the period (R$938 million in interim and monthly dividends  paid and R$1.470 billion provisioned) and R$1.752 billion to income from fiscal year 2009 (R$43 million monthly paid on January 4, 2009 and additional payments of R$1.709 billion paid on March 9, 2010).

  The Efficiency Ratio(6) stood at 42.5% in September 2010 (40.9% in September 2009) and the "adjusted-to-risk" ratio stood at 53.3% in September 2010 (55.8% in September 2009).

  Insurance Written Premium, Pension Plan Contributions and Savings Bonds Income totaled R$22.056 billion in the first nine months of 2010. Technical provisions stood at R$82.363 billion, equal to 31.1% of the Brazilian insurance market (period: August/10).

  Investments in infrastructure, information technology and telecommunication amounted to R$2.694 billion in the first nine months of 2010, growth of 8.1% compared to the same period in 2009.

  In the nine month period of 2010, taxes and contributions, including social security, paid or provisioned, amounted to R$10.766 billion, of which R$4.398 billion corresponded to taxes withheld and collected from third parties, and R$6.368 billion corresponded to taxes levied on the activities of Bradesco Organization is active in the first nine months of 2010, equal to 89.4% of Adjusted Net Income.

  Banco Bradesco has an extensive distribution network in Brazil, with 6,374 Branches, PAB mini-branches and PAAs (3,498 Branches, 1,233 PABs and 1,643 PAAs). Customers can also use 1,559 PAEs, 31,759 ATMs in the Bradesco Dia&Noite network, 24,887 Bradesco Expresso service points, 6,194 Banco Postal (Postal Bank) branches and 9,248 ATMs in the Banco24Horas (24HourBank) network.

  Adjusted Net Income(1) in the period was R$7.120 billion (an increase of 23.9% from R$5.747 billion in the same period of 2009), corresponding to earnings per share of R$2.38 accrued over twelve months and Return on Average Shareholders' Equity(2) of 22.5%.

  Adjusted Net Income was composed of R$4.995 billion from financial activities, which represented 70% of the total, and R$2.125 billion from insurance, private pension and savings bond operations, which accounted for 30% of the total.

  On September 30, 2010, Bradesco's market capitalization stood at R$114.510 billion(3), while the value of preferred shares rose by 19.6%(4) in the last twelve months.

  Total Assets stood at R$611.903 billion in September 2010, an increase of 26.0% from the balance in the same period in 2009. Return on average assets was 1.7%.

  The Total Loan Portfolio(5) stood at R$255.618 billion in September 2010, up 18.6% from the same period in 2009. Operations with individuals totaled R$92.905 billion (up 23.0%), while operations with companies totaled R$162.713 billion (up 16.2%).

  Total Assets under Management stood at R$838.455 billion, an increase of 24.3% from September 2009.

  Shareholders' Equity was R$46.114 billion in September 2010, increasing by 18.6% from the balance in the same period a year earlier. The Capital Adequacy Ratio (Basel II) stood at 15.7% in September 2010, 13.5% of which under Tier I Capital.

  In the first nine months of 2010, Interest on Shareholders' Equity and Dividends in the amount of R$4.160 billion were paid and provisioned, of which R$2.408 billion were

(1) According to the non-recurring events described on page 08 of the Report on Economic and Financial Analysis; (2) Excludes the effects from asset valuation adjustments registered under shareholders' equity; (3) R$127.6 billion considering the total number of shares (less treasury shares) x closing quote for preferred shares on last day in period (most net share); (4) Considering the reinvestment of dividends/interest on shareholders' equity; (5) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables); and (6) Accumulated over 12 months.

  In the first nine months of 2010, employee payroll plus charges and benefits totaled R$5.717 billion. Social benefits provided to the 92,003 employees of the Bradesco Organization and their dependents amounted to R$1.332 billion, while investments in training and development programs totaled R$68.286 million.

  In August 2010, Odontoprev S.A. and its parent companies Bradesco Seguros S.A. and ZNT Empreendimentos, Comércio e Participações Ltda. entered into a Memorandum of Understanding with BB Seguros Participações S.A. to start a strategic alliance for the development and sale of dental insurance.

  In August 2010, Bradesco and Banco do Brasil entered into a Memorandum of Understanding with Caixa Econômica Federal seeking the participation of the latter in a company to be formed in order to manage "Elo", the new Brazilian brand of credit, debit and prepaid cards to be offered to account holders and non-account holders of the respective banks.

  In September 2010, Bradesco entered into an agreement with CPM Braxis and its shareholders to transfer the controlling interest in CPM Braxis to Capgemini S.A., through which it acquired 55% of shares issued by CPM Braxis.

  Main Awards and Recognitions in the third quarter of 2010:
  Bradesco received the Escore GAMMA 7 awarded by Standard & Poor's Governance Services for its strong corporate governance standards. The highest Escore GAMMA Governance rating ever awarded worldwide was a 7+.

   Bradesco continued as a component of the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange in 2010, an indicator that lists the best companies worldwide in terms of Corporate Governance and social and environmental responsibility practices;

   Bradesco was chosen one of the 100 Best Companies of the Year in the "2010   Organizational Human Development Indicator Award" ;

  Grupo Bradesco de Seguros e Previdência was a general leader in the annual Valor 1000 in the following rankings: Insurance, Life and Pension Plan and Health (Valor 1000 magazine);

  For the 6th time, Bradesco Saúde received the Estadão RH Top of Mind award in the health insurance" category (Estado de São Paulo newspaper / Felix Editora);

  Organização Bradesco was chosen as the Best Bank in HR and Social Responsibility,
  Best Insurance Company and Best Health Company in the annual publication As Melhores da Dinheiro (IstoÉ Dinheiro magazine); and
  For 11 years, Bradesco has been one of the 100 Best Companies to Work for in Brazil (Época magazine).
  In relation to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2010, a R$268.010 million budget will provide over 660 thousand service events, of which 112 thousand were provided to students in its own schools. In addition, the 50 thousand elementary education students are also provided with uniforms, school supplies, meals and health and dental assistance, all free of charge. Over 550 thousand students will be served through the Virtual School, its e-learning portal, through the Digital Inclusion Centers (CIDs) and through programs conducted under strategic partnerships, like Educa+Ação.

Main Information

	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	Variation %
									3Q10 X 2Q10	3Q10 X 3Q09
Statement of Income for the Period - R$ million
Net Income - Book	2,527	2,405	2,103	2,181	1,811	2,297	1,723	1,605	5.1	39.5
Adjusted Net Income	2,518	2,455	2,147	1,839	1,795	1,996	1,956	1,806	2.6	40.3
Total Financial Margin	8,302	8,047	7,689	7,492	7,587	7,560	7,115	5,924	3.2	9.4
Gross Loan Financial Margin	5,833	5,757	5,630	5,373	5,150	4,979	4,576	4,256	1.3	13.3
Net Loan Financial Margin	3,774	3,596	3,442	2,678	2,242	1,861	1,814	2,368	4.9	68.3
Expenses with Allowance for Loan Losses	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(4.7)	(29.2)
Fee and Commission Income	3,427	3,253	3,124	3,125	2,857	2,911	2,723	2,698	5.3	20.0
Administrative and Personnel Expenses	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	6.5	18.2
Premiums fromInsurance, Private Pension Plans Contribution and Income fromSavings Bonds	7,697	7,163	7,196	8,040	6,685	6,094	5,514	6,204	7.5	15.1
Balance Sheet - R$ million
Total Assets	611,903	558,100	532,626	506,223	485,686	482,478	482,141	454,413	9.6	26.0
Securities	196,081	156,755	157,309	146,619	147,724	146,110	130,816	131,598	25.1	32.7
Loan Operations (1)	255,618	244,788	235,238	228,078	215,536	212,768	212,993	213,602	4.4	18.6
- Individuals	92,905	89,648	86,012	82,085	75,528	74,288	73,694	73,646	3.6	23.0
- Corporate	162,713	155,141	149,226	145,993	140,008	138,480	139,299	139,956	4.9	16.2
Allowance for Loan Losses (PLL)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	1.5	7.1
Total Deposits	186,194	178,453	170,722	171,073	167,987	167,512	169,104	164,493	4.3	10.8
Technical Provisions	82,363	79,308	77,685	75,572	71,400	68,828	66,673	64,587	3.9	15.4
Shareholders' Equity	46,114	44,295	43,087	41,754	38,877	37,277	35,306	34,257	4.1	18.6
Funds Raised and Managed	838,455	767,962	739,894	702,065	674,788	647,574	640,876	597,615	9.2	24.3
Performance Indicators (%) on Adjusted Net Income (except when otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.38	2.19	2.07	2.02	2.04	2.06	2.07	2.04	8.7	16.7
Book Value per Share (Common and Preferred) - R$	12.26	11.77	11.45	11.10	10.49	10.04	9.51	9.22	4.2	16.9
Annualized Return on Average Shareholders' Equity (3)(4)	22.5	22.8	22.2	20.3	21.5	23.3	24.1	23.8	(0.3) p.p	1.0 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.6	1.6	1.7	1.7	1.9	-	0.1 p.p
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	7.9	8.2	8.1	8.1	8.3	8.2	7.8	7.0	(0.3) p.p	(0.4) p.p
Fixed Assets Ratio - Total Consolidated	16.7	20.9	19.8	18.6	15.4	15.1	14.1	13.5	(4.2) p.p	1.3 p.p
Combined Ratio - Insurance (5)	85.3	84.7	85.2	85.3	88.9	85.5	86.2	89.7	0.6 p.p	(3.6) p.p
Efficiency Ratio (ER) (2)	42.5	42.0	41.2	40.5	40.9	41.5	42.5	43.3	0.5 p.p	1.6 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	65.1	64.9	66.0	66.5	66.4	67.3	67.2	68.4	0.2 p.p	(1.3) p.p
Market Capitalization - R$ million (6)	114,510	87,887	100,885	103,192	98,751	81,301	65,154	65,354	30.3	16.0
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	7.4	7.6	8.0	8.5	8.3	7.7	6.3	5.7	(0.2) p.p	(0.9) p.p
Non-Performing Loans (>60 days (8) / Credit Portfolio)	4.6	4.9	5.3	5.7	5.9	5.6	5.2	4.4	(0.3) p.p	(1.3) p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.8	4.0	4.4	4.9	5.0	4.6	4.2	3.4	(0.2) p.p	(1.2) p.p
Coverage Ratio (> 90 days (8))	191.8	188.5	180.8	174.6	166.5	169.1	152.4	165.6	3.3 p.p	25.3 p.p
Coverage Ratio (> 60 days (8))	162.0	155.8	151.3	148.6	139.4	137.9	122.3	130.7	6.2 p.p	22.6 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	15.7	15.9	16.8	17.8	17.7	17.0	16.0	16.1	(0.2) p.p	(2.0) p.p
- Tier I	13.5	13.9	14.3	14.8	14.3	14.3	13.2	12.9	(0.4) p.p	(0.8) p.p
- Tier II	2.3	2.1	2.6	3.1	3.5	2.8	2.9	3.3	0.2 p.p	(1.2) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Variation %
									Sep10 x Jun10	Sep10 x Set09
Structural Information - Units
Service Points	52,015	49,154	46,570	44,577	42,563	41,003	39,275	38,027	5.8	22.2
- Branches	3,498	3,476	3,455	3,454	3,419	3,406	3,375	3,359	0.6	2.3
- Advanced Service Branch (PAAs) (10)	1,643	1,592	1,451	1,371	1,338	1,260	1,183	1,032	3.2	22.8
- Mini-Branches (PABs) (10)	1,233	1,215	1,200	1,190	1,194	1,192	1,184	1,183	1.5	3.3
- Electronic Service Branch (PAEs) (10)	1,559	1,565	1,564	1,551	1,539	1,528	1,512	1,523	(0.4)	1.3
- Outplaced ATM Terminals (11)	4,104	3,827	3,664	3,577	3,569	3,516	3,389	3,296	7.2	15.0
- Outplaced Banco24Horas ATMNetwork Terminals (11)	8,113	7,358	6,912	6,486	5,980	5,558	5,068	4,732	10.3	35.7
- Banco Postal (Postal Bank)	6,194	6,177	6,110	6,067	6,038	6,011	5,959	5,946	0.3	2.6
- Bradesco Expresso (Correspondent Banks)	24,887	23,190	21,501	20,200	18,722	17,699	16,710	16,061	7.3	32.9
- Bradesco Promotora de Vendas (Correspondent Banks)	773	743	702	670	753	822	884	883	4.0	2.7
- Branches / Subsidiaries Abroad (12)	11	11	11	11	11	11	11	12	-	-
ATMterminals	41,007	39,766	38,772	37,957	37,178	36,430	35,443	34,524	3.1	10.3
- Own	31,759	31,387	30,909	30,657	30,414	30,191	29,764	29,218	1.2	4.4
- Banco24Horas	9,248	8,379	7,863	7,300	6,764	6,239	5,679	5,306	10.4	36.7
Credit and Debit Card (13) - in million	140.7	137.8	135.6	132.9	88.4	86.3	85.2	83.2	2.1	59.2
Employees (14)	92,003	89,204	88,080	87,674	85,027	85,871	86,650	86,622	3.1	8.2
Employees and Interns	9,796	8,913	9,605	9,589	9,606	9,439	9,292	9,077	9.9	2.0
Foundation Employees (15)	3,756	3,734	3,713	3,654	3,696	3,645	3,674	3,575	0.6	1.6
Clients - in millions
Checking Accounts	22.5	21.9	21.2	20.9	20.7	20.4	20.2	20.1	2.7	8.7
Savings Accounts (16)	38.5	37.1	36.2	37.7	35.1	33.9	34.2	35.8	3.8	9.7
Insurance Group	34.6	33.9	33.8	30.8	30.3	29.1	28.6	27.5	2.1	14.2
- Policyholders	30.0	29.3	29.2	26.3	25.8	24.6	24.1	23.0	2.4	16.3
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	-	-
- Savings Bond Clients	2.6	2.6	2.6	2.5	2.5	2.5	2.5	2.5	-	4.0
Bradesco Financiamentos	3.4	3.5	3.8	4.0	4.1	4.0	4.2	4.9	(2.9)	(17.1)

(1)	Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables);
(2)	In the last 12 months;
(3)	Excludes the asset valuation adjustments recorded under Shareholders' Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period's last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8)	Credits overdue;
(9)	Calculated in accordance with the new Basel Capital Accord (BIS II);
(10)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11)

Considering overlapping service points within the Bank's own network: In September 2010 - 1,670, June 2010 - 1,547, March 2010 1,490, December 2009 1,455, September 2009 1,452, June 2009 1,431, March 2009 1,379 and December 2008 1,313;

(12)	In October 2010, the Banco Bradesco S.A. Nassau Branch was merged by Bradesco Grand Cayman Branch,
(13)	Includes pre-paid, Private Label, Pague Fácil and Banco Ibi as of the fourth quarter of 2009;
(14)	Considering Ibi Promotora employees: In September 2010 - 2,294, June 2010 - 2,142, March 2010 - 2,187 and December 2009 - 2,126;
(15)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(16)	Number of accounts.

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Individual	Support	Domestic Currency		Foreign Currency		Domestic
B/C	3	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
		BBB +	F2	BBB	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service
Financial Strength			International Scale			Domestic Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa2	A1	P - 1	Baa3	P-3	Aaa.br	BR - 1

Standard & Poor's						R&I Inc.	Austin Rating
International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long- Term	Short- Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the periods below are presented in the following comparative chart:

	R$ million
	9M10	9M09	3Q10	2Q10
Net Income - Book	7,035	5,831	2,527	2,405
Non-Recurring Events	85	(84)	(9)	50
- Partial Investment Sale (1)	(79)	(2,409)	(79)	-
- Additional PLL (2)	-	1,480	-	-
- Records of Tax Credits	(242)	-	-	-
- Provision for Tax Contingencies	397	-	-	-
- Provision for Civil Contingencies - Economic Plans	182	801	71	75
- Law 11,941/09 (REFIS) (3)	(4)	-	(4)	-
- Tax Effects	(169)	44	3	(25)
Adjusted Net Income	7,120	5,747	2,518	2,455
ROAE% (*)	22.2	21.8	24.5	24.2
ROAE(ADJUSTED) % (*)	22.5	21.5	24.4	24.7
(*) Annualized;
(1)	In 3Q10 and 9M10, gross gain related to the partial sale of the investment in CPM Braxis. In 9M09, gross gain related to the partial sale of the investment in Cielo;
(2)	Considering R$1.3 billion in the second quarter of 2009; and R$177 million in the first quarter of 2009, both from credit cards; and
(3)	Net effect of payment of taxes, through an installment program and payment in one lump sum of tax debt - Law 11,941/09 (REFIS).

Summarized Analysis of Adjusted Income

To provide better understanding, comparison and analysis of Bradesco's results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book

Statement of Income, detailed at the end of this Press Release. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	9M10	9M09	Variation		3Q10	2Q10	Variation
			9M10 x 9M09				3Q10 X 2Q10
			Amount	%			Amount	%
Financial Margin	24,038	22,262	1,776	8.0	8,302	8,047	255	3.2
- Interest	22,973	20,084	2,889	14.4	7,904	7,663	241	3.1
- Non-Interest	1,065	2,178	(1,113)	(51.1)	398	384	14	3.6
PLL	(6,408)	(8,788)	2,380	(27.1)	(2,059)	(2,161)	102	(4.7)
Gross Income from Financial Intermediation	17,630	13,474	4,156	30.8	6,243	5,886	357	6.1
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	2,072	1,499	573	38.2	703	786	(83)	(10.6)
Fee and Commission Income	9,804	8,491	1,313	15.5	3,427	3,253	174	5.3
Personnel Expenses	(6,769)	(5,886)	(883)	15.0	(2,411)	(2,238)	(173)	7.7
Other Administrative Expenses	(8,275)	(6,747)	(1,528)	22.6	(2,890)	(2,738)	(152)	5.6
Tax Expenses	(2,262)	(1,841)	(421)	22.9	(779)	(734)	(45)	6.1
Equity in the Earnings (Losses) of Unconsolidated Companies	67	58	9	15.5	19	19	-	-
Other Operating Income/Expenses	(1,736)	(1,410)	(326)	23.1	(598)	(588)	(10)	1.7
Operating Income	10,531	7,638	2,893	37.9	3,714	3,646	68	1.9
Non-Operating Income	(18)	172	(190)	(110.5)	(10)	(12)	2	(16.7)
Income Tax / Social Contribution	(3,294)	(2,047)	(1,247)	60.9	(1,123)	(1,161)	38	(3.3)
Minority Interest	(99)	(16)	(83)	-	(63)	(18)	(45)	-
Adjusted Net Income	7,120	5,747	1,373	23.9	2,518	2,455	63	2.6

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Adjusted Net Income and Profitability

In the third quarter of 2010, Bradesco's Adjusted Net Income was R$2,518 million, an increase of 2.6% or R$63 million from the previous quarter, which was primarily impacted by: (i) the growth in financial margin, due to increased operations (ii) a decrease in expenses with the allowance for loan losses, due to a drop in delinquency (iii) higher fee and commission income; (iv) increased personnel expenses related to the collective bargaining agreement; and (v) a growth in administrative expenses due to organic growth in the period.

Accumulated over the first nine months of 2010, adjusted net income totaled R$7,120 million, a significant increase of 23.9% from the R$1,373 million in the same period last year.

The main reasons for this result are described below in the analysis of the main income statement items, with the consolidation of the income accounts of Banco Ibi as of November 2009.

Shareholders' Equity was R$46,114 million on September 30, 2010, increasing 18.6% from the same period a year ago. The Capital Adequacy Ratio stood at 15.7%, of which 13.5% was under
Tier I Capital.

Total assets stood at R$611,903 million in September 2010, up 26.0% in the last 12 months, driven by the expansion of operations and greater business volume. Return on average assets (ROAA) remained stable, hovering near 1.7%.

Efficiency Ratio (ER)

The ER calculated on an adjusted-to-risk basis to reflect the impact of risk in loan operations(2) increased by 1.3 p.p., reaching 53.3% in the third quarter of 2010, in line with the results of previous quarters, mainly due to decreased delinquency.

As for the ER accumulated over 12 months, increases seen in the last few quarters are mainly due to exceptional treasury gains and a decline in advertising and publicity expenses in the first three quarters of 2009 and led to an increase in the periods' indicators.

The quarterly ER increased from 41.5% in the second quarter of 2010 to 43.0% in the third quarter of 2010, mainly due to: (i) increased personnel expenses from higher salaries (collective bargaining agreement); and (ii) growth in administrative expenses, mainly due to the organic growth in the period.

(1) Efficiency Ratio (ER) = (Personnel Expenses Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the third quarter of 2010 was 43.1%; and
(2) Including PLL expenses, adjusted for granted discounts, loan recovery and sale of non-use assets, among others.

Financial Margin

The R$255 million increase between the third quarter of 2010 and the second quarter of 2010 was due to:

• the increase in income from interest-earning operations of R$241 million, mainly the result of: (i) improved  funding margin, due to increased interest rates; and (ii) higher results from credit card margin, impacted by greater business volume; and

• increased income from non-interest margin of R$14 million.

In the comparison of the first nine months of 2010 with the same period of 2009, financial margin improved by 8.0%, or R$1,776 million, driven by:

• the growth in income from interest-earning operations of R$2,889 million, mainly due to the higher income from loan operations, which was positively impacted by the increased business volumes and margins;

offset by:

• lower result from the non-interest margin, in the amount of R$1,113 million, due to lower expenses with  treasury/securities associated with recovery of the domestic and foreign markets, which allowed for important gains in the first nine months of 2009.

Total Loan Portfolio

In September 2010, Bradesco's loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$255.6 billion. This expansion of 4.4% in the quarter was due to: (i) growth of 6.7% in the SME portfolio; (ii) 3.6% in the Individuals portfolio; and (iii) 3.3% in the Large Corporate portfolio.

In the last twelve months, the portfolio expanded by 18.6%, of which (i) 27.5% in the SME portfolio, (ii) 23.1% in the Individuals portfolio and (iii) 7.6% in the Large Corporate Portfolio.

In the Individuals segment, the products registering the strongest growth in the last twelve months were: (i) payroll-deductible loans, (ii) credit cards (partially impacted by the merger of Banco Ibi in October 2009), (iii) BNDES/Finame onlending operations and (iv) real estate financing. In the Corporate segment, growth was led by (i) BNDES/Finame onlending operations, (ii) credit cards and (iii) real estate financing -corporate plans.

Including other loan risk operations from the commercial portfolio(1), that mainly impacted the operations of large corporations (debentures and promissory notes), and totaled R$15.1 billion in September 2010 (R$12.0 billion in September 2009), total operations with credit risk amounted to R$270.7 billion in September 2010 (R$227.6 billion in September 2009), up 4.7% in the quarter and 19.0% in the last twelve months.

(1) For more information, see page 38 of Chapter 2 of this report.

Allowance for Loan Losses (PLL)

In the third quarter of 2010, expenses with the allowance for loan losses stood at R$2,059 million, down 4.7%, even considering the 4.4% growth in loan portfolio. This decrease was mainly the result of reduced delinquency thanks to the country's improved economic and business scenario.

In a comparison of the first nine months of 2010 with the same period in 2009, PLL expenses totaled R$6,408 million, down by 27.1%, a result of a decline in delinquency, as well as increase in loan recovery of 81.2% in the period, totaling R$1,954 million. Loan operations increased by 18.6% in the same period, demonstrating growth accompanied by quality in Bradesco's loan portfolio.

Delinquency Ratio > 90 days

The delinquency ratio for credits overdue more than 90 days decreased for the fourth consecutive quarter, from 5.0% in September 2009 to 3.8% in September 2010, benefitting from the improved domestic economic scenario, which fueled growth with quality in the loan portfolio.

Coverage Ratios

The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 60 and 90 days. In September 2010 these ratios reached 162.0% and 191.8%, respectively, the highest ever in both series.

The balance of the Allowance for Loan Losses of R$16.0 billion, in September 2010, which is considered an adequate level of provisioning, was made up of: (i) R$13.0 billion in provisions required by the Central Bank of Brazil; and (ii) R$3.0 billion in additional provisions.

It is important to point out that the greatest evolution occurred in the balance of the generic provision, which has a more preventive characteristic due to clients' ratings and is not pegged to possible delays. Therefore, the provision tends to be in line with growth in the loan portfolio.

Results of Insurance, Private Pension and Savings Bonds Operations

Net Income in the third quarter of 2010 was R$721 million, for Return on Average Equity of 28.9%, up 2.9% in comparison with the R$701 million in the second quarter of 2010.	In the first nine months of 2010, Net Income was R$2.125 billion, up 12.1% from the same period in 2009 (R$1.895 billion), for Return on Average Equity of 26.6%.

							R$ million (except w hen indicated otherw ise)
	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	Variation %
									3Q10 X 2Q10	3Q10 X 3Q09
Net Income	721	701	703	602	607	638	650	550	2.9	18.8
Insurance Written Premiums, Private Pension
Plan Contributions and Savings Bonds Income	7,697	7,163	7,196	8,040	6,685	6,094	5,514	6,204	7.5	15.1
(*)
Technical Provisions	82,363	79,308	77,685	75,572	71,400	68,828	66,673	64,587	3.9	15.4
Financial Assets	92,599	88,515	86,928	83,733	79,875	76,451	73,059	71,309	4.6	15.9
Claims Ratio	72.4	71.8	73.3	74.3	77.2	73.3	73.7	78.0	0.6 p.p	(4.8) p.p
Combined Ratio	85.3	84.7	85.2	85.3	88.9	85.5	86.2	89.7	0.6 p.p	(3.6) p.p
Policyholders / Participants and Clients (in
thousands)	34,632	33,908	33,768	30,822	30,339	29,178	28,590	27,482	2.1	14.2
Market Share fromPremiums fromInsurance,
Private Pension Plan Contribution and Income	24.8	24.8	25.2	24.4	23.5	23.1	23.0	23.8	-	1.3 p.p
fromSavings Bonds (**)

Note: For comparison purposes, excluding the build in Technical Provisions for benefits to be granted Remission (Health) from the calculation of ratios for the first quarter of 2010, and excluding the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios;
(*) Excludes the effects of RN 206/09 (ANS) in the total amount of R$396 million (Health), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and
(**) 3Q10 considers the latest data available by Susep (August 2010).

In the third quarter of 2010, the Groups total revenue (insurance premiums written, private pension contributions and savings bond income) increased by 7.5% compared to the previous	quarter and presented important improvements in the Life, Private Pension, Health and Savings Bond segments.

In the first nine months of 2010, production grew by 20.6% from the same period in 2009. This increase was fueled by the high performance of Savings Bonds, Auto and Health products, which increased by 25.6%, 23.8% and 22.3% respectively.

The net increase of R$20 million in net income in the third quarter of 2010, over the previous quarter, was mainly due to growth of 7.5% in revenue.

Comparing the first nine months of 2010 with the same period in 2009, the Insurance Group grew by 12.1%, mainly due to: (i) the 20.6% increase in revenues; (ii) greater financial result; and (iii) a drop in claims of 2.3 p.p. offset by: (iv) increased expenses, due to the collective bargaining agreement of January 2010.

Based on figures for the year through August 2010, Net Income from the Insurance Group represented 38.1% of Net Income in Brazil's entire insurance industry and 47.4% of the net income of insurers associated with private banks (Source: Susep).

The insurance Group's technical provisions represented 31.1% of the insurance industry in August 2010, according to Susep and the National Supplementary Health Agency (ANS).

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules that took effect on January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders' Equity.

Fee and Commission Income

In the third quarter of 2010, Fee and Commission Income totaled R$3,427 million, up 5.3% from the previous quarter. Income growth in the quarter was the result of: (i) increased revenue from credit cards, due to the growth in the card/customer base and increased interest in Visavale and Cielo; (ii) gains from capital market operations (underwriting/financial advising); (iii) increased revenue from fund management; and (iv) the net increase in new checking accounts.

In the comparison between the first nine months of 2010 and the same period in 2009, the 15.5% increase was mainly due to: (i) the excellent performance of the credit card segment, due to the larger card/customer base, including revenue from Banco Ibi and the effects of changes in interest held in the companies Visavale and Cielo; (ii) the increase in revenue from fund management; (iii) greater in income from loan operations; and (iv) the increase in income from checking accounts, which was driven by growth in business volume and a larger client base, which expanded by some 1.8 million accounts in the last 12 months.

Personnel Expenses

In the third quarter of 2010, the R$173 million increase from the previous quarter was composed of an increase in expenses in the following portions:

• structural amounting to R$114 million, mainly due to: (i) the adjustment to increase salary levels in accordance with the collective bargaining agreement and update of labor obligations; (ii) increased expenses with salaries, compulsory social charges and benefits, reflecting the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 2,799 employees; and

• non-structural in the amount of R$59 million, related to increased expenses with: (i) employee profit sharing (PLR); and (ii) provisions for labor claims.

The R$883 million growth in the first nine months of 2010 when compared with the same period last year is mainly due to:

• a R$618 million increase in the structural portion, due to: (i) the increase in salary levels; and (ii) the net  increase of 6,976 staff members, which includes the merger of Banco Ibi.

• the R$265 million increase in the non-structural portion, basically resulting from: (i) increased expenses with profit sharing among administrators and employees (PLR); and (ii) increased expenses with the provision for labor claims.

Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension. Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

Administrative Expenses

In the third quarter of 2010, the 5.6% increase in administrative expenses in relation to the second quarter of 2010 was mainly due to a growth in expenses, mainly related to increased business and expansion of Bradesco's Customer Service Network.

In the comparison with the first nine months of last year, the 22.6% increase is essentially due to: (i) expansion of the Customer Service Network; (ii) increased business volume; (iii) contract adjustments; (iv) the impact of Banco Ibi merger; and (v) increased advertising and publicity expenses.

Other Income and Operating Expenses

Other operating expenses, net of other operating income, totaled R$598 million in the third quarter of 2010, up 1.7% or R$10 million over previous quarter.

In the comparison of the first nine months of 2010 with same period a year ago, the R$326 million increase in other operating expenses net of other operating income basically reflects higher expenses with: (i) the  recording of operating provisions, especially for civil contingencies; (ii) goodwill amortization; and (iii) the operating expenses resulting from Banco Ibi merger in November 2009.

Income Tax and Social Contribution

In the third quarter of 2010, expenses with income tax and social contribution remained practically steady in comparison with the previous quarter.

In the comparison of the first nine months of 2010 with same period a year earlier, the increase of 60.9%, or R$1,247 million, was due to greater taxable income in the year.

Tax credits from previous periods due to the increase of Social Contribution rates to 15% are recorded in the financial statements, up to the limit of corresponding consolidated tax requirements. The unused balance currently stands at R$460 million. More details are available in note 34 of the Financial Statement.

Unrealized Gains

Unrealized gains totaled R$11,168 million in the third quarter of 2010, a R$1,942 million increase from the previous quarter. This increase was mainly the result of: (i) greater unrealized gains in the securities portfolio; and (ii) share appreciation, especially OdontoPrev shares.

Economic Scenario

The global economy (especially developed economies) is experiencing a period of benign stagnation, defined by modest growth and a lack of inflationary pressures, which has led to low interest rates worldwide and high liquidity. This high liquidity is proving beneficial for the price of real assets and risk levels worldwide, especially in emerging economies, and at the same time is supporting the strong appreciation of currencies against the dollar. We are observing a series of initiatives by governments around the world aimed at preventing their currencies from strengthening, while developing countries have been adopting initiatives to restore economic growth. Our outlook for the international scenario remains favorable, with banking and sovereign debt risks remaining limited. We expect moderate but consistent growth in the global economy over the coming quarters.

Our scenario envisages strong economic growth of 7.5% for 2010, followed by reasonable expansion of 4.7% in 2011, which is more compatible with the country's long-term growth potential. Inflation should remain near the center of the inflation target (4.7%) throughout 2011 and not require further tightening of interest rates, which therefore should stay at 10.75%, in view of the deflationary scenario in the global economy. Credit and income should continue to expand robustly during 2011, ensuring a very favorable outlook for consumption and investment in future quarters.

Brazil's economy is benefitting from this scenario of benign stagnation in the global economy through two channels: the first through the low global inflation that the world is exporting to Brazil, allowing local interest rates to remain lower than originally expected, and the second through the high investment inflows into the country directed at both financial and business assets. We expect the coming quarters to continue to be marked by strong expansion in investments, consumption and income within an environment of low unemployment and high utilization of installed capacity.

Main Economic indicators

Main Indicators (%)	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Interbank Deposit Certificate (CDI)	2.61	2.22	2.02	2.12	2.18	2.37	2.89	3.32
Ibovespa	13.94	(13.41)	2.60	11.49	19.53	25.75	8.99	(24.20)
USD Commercial Rate	(5.96)	1.15	2.29	(2.08)	(8.89)	(15.70)	(0.93)	22.08
General Price Index - Market (IGP-M)	2.09	2.84	2.77	(0.11)	(0.37)	(0.32)	(0.92)	1.23
CPI (IPCA IBGE)	0.50	1.00	2.06	1.06	0.63	1.32	1.23	1.09
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.54	1.54	1.54
Reference Interest Rate (TR)	0.28	0.11	0.08	0.05	0.12	0.16	0.37	0.63
Savings Accounts	1.79	1.62	1.59	1.56	1.63	1.67	1.89	2.15
Business Days (number)	65	62	61	63	65	61	61	65
Indicators (Closing Rate)	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08
USD Commercial Selling Rate (R$)	1.6942	1.8015	1.7810	1.7412	1.7781	1.9516	2.3152	2.3370
Euro (R$)	2.3104	2.2043	2.4076	2.5073	2.6011	2.7399	3.0783	3.2382
Country Risk (points)	206	248	185	192	234	284	425	428
Basic Selic Rate Copom (% p.a.)	10.75	10.25	8.75	8.75	8.75	9.25	11.25	13.75
BM&F Fixed Rate (% p.a.)	11.28	11.86	10.85	10.46	9.65	9.23	9.79	12.17

Projections through 2012

%	2010	2011	2012
USD - Commercial Rate (year-end) - R$	1.70	1.70	1.74
Extended Consumer Price Index (IPCA)	5.30	4.71	4.50
General Price Index - Market (IGP-M)	9.68	5.00	4.50
Selic (year-end)	10.75	10.75	9.25
Gross Domestic Product (GDP)	7.50	4.68	4.40

Guidance
Bradesco's Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management's expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporate	22 to 26%
Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$7.5 bi
Payroll Deductible Loans	32 to 36%
Financial Margin(1)	14 to 18%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	9 to 13%
Insurance Premiums	16 to 20%

(1) Under current criterion, Guidance for Financial Margin; and
(2) Administrative and Personnel Expenses.

Statement of Income Book vs. Managerial vs. Adjusted
Analytical Breakdown of Statement of Book vs. Managerial Income vs. Adjusted

Third quarter of 2010

												R$ million
	3Q10
	Accounting Statement of Income			Reclassifications					Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	9,457	(229)	35	12	(479)	-	-	-	(582)	8,214	88	8,302
PLL	(2,260)	-	-	-	293	(92)	-	-	-	(2,059)	-	(2,059)
Gross Income from Financial Intermediation	7,197	(229)	35	12	(186)	(92)	-	-	(582)	6,155	88	6,243
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	703	-	-	-	-	-	-	-	-	703	-	703
Fee and Commission Income	3,358	-	-	-	-	-	69	-	-	3,427	-	3,427
Personnel Expenses	(2,411)	-	-	-	-	-	-	-	-	(2,411)	-	(2,411)
Other Administrative Expenses	(2,808)	-	-	-	-	-	-	(82)	-	(2,890)	-	(2,890)
Tax Expenses	(859)	-	-	-	-	-	-	-	63	(796)	17	(779)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(999)	229	(35)	(12)	186	-	(69)	82	-	(618)	20	(598)
Operating Income	4,200	-	-	-	-	(92)	-	-	(519)	3,589	125	3,714
Non-Operating Income	(23)	-	-	-	-	92	-	-	-	69	(79)	(10)
Income Tax / Social Contribution and Minority Interest	(1,650)	-	-	-	-	-	-	-	519	(1,131)	(55)	(1,186)
Net Income	2,527	-	-	-	-	-	-	-	-	2,527	(9)	2,518

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item Non-Operating Income were reclassified to the item PLL Expenses - Allowance for Loan Losses ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operation Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Second quarter of 2010

	R$ million
	2Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	8,527	(102)	41	(18)	(447)	-	-	-	46	8,047	-	8,047
PLL	(2,319)	-	-	-	268	(110)	-	-	-	(2,161)	-	(2,161)
Gross Income from Financial Intermediation	6,208	(102)	41	(18)	(179)	(110)	-	-	46	5,886	-	5,886
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	786	-	-	-	-	-	-	-	-	786	-	786
Fee and Commission Income	3,193	-	-	-	-	-	60	-	-	3,253	-	3,253
Personnel Expenses	(2,238)	-	-	-	-	-	-	-	-	(2,238)	-	(2,238)
Other Administrative Expenses	(2,662)	-	-	-	-	-	-	(76)	-	(2,738)	-	(2,738)
Tax Expenses	(729)	-	-	-	-	-	-	-	(5)	(734)	-	(734)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(937)	102	(41)	18	179	-	(60)	76	-	(663)	75	(588)
Operating Income	3,640	-	-	-	-	(110)	-	-	41	3,571	75	3,646
Non-Operating Income	(122)	-	-	-	-	110	-	-	-	(12)	-	(12)
Income Tax / Social Contribution and Minority Interest	(1,113)	-	-	-	-	-	-	-	(41)	(1,154)	(25)	(1,179)
Net Income	2,405	-	-	-	-	-	-	-	-	2,405	50	2,455

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item Non-Operating Income were reclassified to the item PLL Expenses - Allowance for Loan Losses ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operations Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First nine months of 2010

												R$ million
	9M10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	25,986	(436)	111	(66)	(1,166)	-	-	-	(479)	23,950	88	24,038
PLL	(6,738)	-	-	-	631	(301)	-	-	-	(6,408)	-	(6,408)
Gross Income from Financial Intermediation	19,248	(436)	111	(66)	(535)	(301)	-	-	(479)	17,542	88	17,630
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	2,072	-	-	-	-	-	-	-	-	2,072	-	2,072
Fee and Commission Income	9,631	-	-	-	-	-	173	-	-	9,804	-	9,804
Personnel Expenses	(6,769)	-	-	-	-	-	-	-	-	(6,769)	-	(6,769)
Other Administrative Expenses	(8,034)	-	-	-	-	-	-	(241)	-	(8,275)	-	(8,275)
Tax Expenses	(2,331)	-	-	-	-	-	-	-	52	(2,279)	17	(2,262)
Equity in the Earnings (Losses) of Unconsolidated Companies	67	-	-	-	-	-	-	-	-	67	-	67
Other Operating Income/Expenses	(3,258)	436	(111)	66	535	-	(173)	241	-	(2,264)	528	(1,736)
Operating Income	10,626	-	-	-	-	(301)	-	-	(427)	9,898	633	10,531
Non-Operating Income	(240)	-	-	-	-	301	-	-	-	61	(79)	(18)
Income Tax / Social Contribution and Minority Interest	(3,351)	-	-	-	-	-	-	-	427	(2,924)	(469)	(3,393)
Net Income	7,035	-	-	-	-	-	-	-	-	7,035	85	7,120

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item Non-Operating Income were reclassified to the item PLL Expenses - Allowance for Loan Losses ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operations Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First nine months of 2009

												R$ million
						9M09
	Accounting Statement of Income			Reclassifications					Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	25,212	(362)	75	(279)	(776)	-	-	-	(1,608)	22,262	-	22,262
PLL	(10,207)	-	-	-	(61)	-	-	-	-	(10,268)	1,480	(8,788)
Gross Income from Financial Intermediation	15,005	(362)	75	(279)	(837)	-	-	-	(1,608)	11,994	1,480	13,474
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	1,499	-	-	-	-	-	-	-	-	1,499	-	1,499
Fee and Commission Income	8,518	-	-	-	-	(123)	96	-	-	8,491	-	8,491
Personnel Expenses	(5,886)	-	-	-	-	-	-	-	-	(5,886)	-	(5,886)
Other Administrative Expenses	(6,609)	-	-	-	-	123	-	(261)	-	(6,747)	-	(6,747)
Tax Expenses	(2,024)	-	-	-	-	-	-	-	183	(1,841)	-	(1,841)
Equity in the Earnings (Losses) of Unconsolidated Companies	58	-	-	-	-	-	-	-	-	58	-	58
Other Operating Income/Expenses	(3,454)	362	(75)	279	512	-	(96)	261	-	(2,211)	801	(1,410)
Operating Income	7,107	-	-	-	(325)	-	-	-	(1,425)	5,357	2,281	7,638
Non-Operating Income	2,254	-	-	-	325	-	-	-	-	2,579	(2,407)	172
Income Tax / Social Contribution and Minority Interest	(3,530)	-	-	-	-	-	-	-	1,425	(2,105)	42	(2,063)
Net Income	5,831	-	-	-	-	-	-	-	-	5,831	(84)	5,747

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item Other Operating Revenues/Expenses and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item PLL Expenses - Allowance for Loan Losses ;

(5)	Outsourced services expenses classified under item Other Administrative Expenses were reclassified to item Fee and Commission Income ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Revenues/Expenses were reclassified to the item Fee and Commission Income ;

(7)	Credit Card Operations Interchange Expenses classified under the item Other Operating Revenues/Expenses were reclassified to the item Other Administrative Expenses ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

	R$ million
	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08
Assets
Current and Long-Term Assets	601,180	547,868	522,709	496,028	477,458	474,301	474,124	446,802
Funds Available	9,669	6,877	8,705	6,947	8,571	9,001	7,533	9,295
Interbank Investments	92,567	96,478	97,165	110,797	97,487	89,636	93,342	74,191
Securities and Derivative Financial Instruments	196,081	156,755	157,309	146,619	147,724	146,110	130,816	131,598
Interbank and Interdepartmental Accounts	50,781	50,427	36,674	18,723	17,718	16,620	15,691	13,804
Loan and Leasing Operations	200,092	191,248	181,490	172,974	163,699	160,174	160,975	160,500
Allow ance for Loan Losses (PLL)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)
Other Receivables and Assets	68,009	61,864	57,202	56,281	57,212	66,631	77,191	67,677
Permanent Assets	10,723	10,232	9,917	10,195	8,228	8,177	8,017	7,611
Investments	1,616	1,553	1,537	1,549	1,392	1,359	1,400	1,048
Premises and Leased Assets	3,401	3,427	3,244	3,418	3,272	3,300	3,286	3,250
Intangible Assets	5,706	5,252	5,136	5,228	3,564	3,518	3,331	3,313
Total	611,903	558,100	532,626	506,223	485,686	482,478	482,141	454,413
Liabilities
Current and Long-Term Liabilities	564,794	512,790	488,431	463,350	446,152	444,574	446,225	419,561
Deposits	186,194	178,453	170,722	171,073	167,987	167,512	169,104	164,493
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	157,009	131,134	128,172	113,273	102,604	99,710	91,659	79,977
Funds from Issuance of Securities	13,749	12,729	8,550	7,482	7,111	7,694	9,280	9,011
Interbank and Interdepartmental Accounts	2,451	2,777	2,063	2,950	2,257	1,904	2,287	2,914
Borrow ing and Onlending	37,998	35,033	30,208	27,328	27,025	29,081	30,420	31,947
Derivative Financial Instruments	1,878	1,097	2,469	531	1,669	2,599	2,294	2,042
Provisions for Insurance, Private Pension Plans and Savings Bonds	82,363	79,308	77,685	75,572	71,400	68,828	66,673	64,587
Other Liabilities	83,152	72,259	68,562	65,141	66,098	67,245	74,508	64,590
Deferred Income	312	337	292	321	297	272	273	274
Minority Interest in Subsidiaries	683	678	816	798	360	355	337	321
Shareholders' Equity	46,114	44,295	43,087	41,754	38,877	37,277	35,306	34,257
Total	611,903	558,100	532,626	506,223	485,686	482,478	482,141	454,413

Consolidated Balance Sheet and Adjusted Statement of Income

Adjusted Statement of Income

	R$ million
	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Financial Margin	8,302	8,047	7,689	7,492	7,587	7,560	7,115	5,924
Interest	7,904	7,663	7,406	7,144	6,891	6,771	6,422	5,944
Non-Interest	398	384	283	348	696	789	693	(20)
PLL	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)
Gross Income from Financial Intermediation	6,243	5,886	5,501	4,797	4,679	4,442	4,353	4,036
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	703	786	583	484	433	529	537	544
Fee and Commission Income	3,427	3,253	3,124	3,125	2,857	2,911	2,723	2,698
Personnel Expenses	(2,411)	(2,238)	(2,120)	(2,081)	(2,126)	(1,908)	(1,852)	(1,932)
Other Administrative Expenses	(2,890)	(2,738)	(2,647)	(2,746)	(2,359)	(2,233)	(2,155)	(2,298)
Tax Expenses	(779)	(734)	(749)	(694)	(639)	(615)	(587)	(498)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	19	29	82	39	13	6	47
Other Operating Revenues and Expenses	(598)	(588)	(550)	(539)	(539)	(459)	(412)	(259)
- Other Operating Revenues	318	294	265	279	209	311	198	212
- Other Operating Expenses	(916)	(882)	(815)	(818)	(748)	(770)	(610)	(471)
Operating Income	3,714	3,646	3,171	2,428	2,345	2,680	2,613	2,338
Non-Operating Income	(10)	(12)	4	(62)	63	37	72	96
Income Tax and Social Contribution	(1,123)	(1,161)	(1,010)	(519)	(607)	(717)	(723)	(611)
Minority Interest	(63)	(18)	(18)	(8)	(6)	(4)	(6)	(17)
Adjusted Net Income	2,518	2,455	2,147	1,839	1,795	1,996	1,956	1,806

(*) Results from Insurance, Private Pension and Savings Bonds Operations = Retained insurance, Private Pension Plan and Savings Bonds Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Financial Margin Interest and Non-Interest

Financial Margin Breakdown

Financial Margin Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Interest - due to volume					2,765	383
Interest - due to spread					124	(142)
- Financial Margin - Interest	22,973	20,084	7,904	7,663	2,889	241
- Financial Margin - Non-Interest	1,065	2,178	398	384	(1,113)	14
Financial Margin	24,038	22,262	8,302	8,047	1,776	255
Average Margin Rate (*)	7.9%	8.0%	7.9%	8.2%
(*) Average Margin Rate = (Financial Margin / Average Assets Purchase and Sale Commitments - Permanent Assets) Annualized

Financial margin in the third quarter of 2010 was R$8,302 million. Comparing the third quarter with the previous quarter, there was a R$255 million increase, or 3.2%. This variation is mainly from the interest financial margin, which was positively impacted by (i) the increase in the average volume of operations, contributing with R$383 million, partially offset by (ii) the decrease in the average spread of R$142 million.

Interest financial margin grew by 8.0% or R$1,776 million in the nine-month period ended September 2010, compared to the same period in the previous year. This growth is mainly due to the R$2,889 million increase in interest margin, of which (i) R$2,765 million corresponds to the increase in volume of operations, partially from the acquisition of Banco Ibi and (ii) R$124 million from the improvement of the operations mix, proof of expressive growth in operations with individuals. This effect was mitigated by the decrease in non-interest financial margin, in the amount of R$1,113 million, from fewer treasury/securities gains in comparison with the important gains observed in the first nine months of 2009, due to the volatility of the period.

Financial Margin Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Loans	17,220	14,705	5,833	5,757	2,515	76
Funding	2,113	1,993	846	674	120	172
Insurance	1,920	1,756	579	597	164	(18)
Securities/Other	1,720	1,630	646	635	90	11
Financial Margin	22,973	20,084	7,904	7,663	2,889	241

The performance of the interest financial margin was fueled by an increase in loan operations, with a strategy to support business was focused on individuals and, within the corporate segment, SMEs.

The interest financial margin reached R$7,904 million in the third quarter of 2010 versus the R$7,663 million posted in the second quarter of 2010, a positive impact of R$241 million. The business line that advanced the most in the quarter was Funding, which is explained in further detail in "Funding Financial Margin" - "Interest".

Compared with the accumulated period up to September 2009, the interest financial margin grew by 14.4% or R$2,889 million in the period. The business line that contributed the most to this growth was the Loans line, highlighting the merger of Banco Ibi, which contributed R$1,132 million.

Financial Margin - Interest

Interest Financial Margin Rates

The annualized interest financial margin rate in relation to total average assets was 7.6% in the third quarter of 2010, down 0.2 p.p. in comparison with the previous quarter.

Interest Financial Margin Annualized Average Rates

	R$ million (except %)
	9M10			9M09
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	17,220	203,266	11.45%	14,705	178,589	11.13%
Funding	2,113	233,541	1.21%	1,993	208,628	1.28%
Insurance	1,920	78,894	3.26%	1,756	68,235	3.45%
Securities/Other	1,720	192,084	1.20%	1,630	170,903	1.27%
Financial Margin	22,973	-	-	20,084	-	-

	3Q10			2Q10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	5,833	212,343	11.45%	5,757	202,751	11.85%
Funding	846	247,948	1.37%	674	229,387	1.18%
Insurance	579	81,324	2.88%	597	78,766	3.07%
Securities/Other	646	200,358	1.30%	635	188,512	1.35%
Financial Margin	7,904	-	-	7,663	-	-

Loan Financial Margin - Interest

Loan Financial Margin Breakdown

	R$ million
	Financial Margin - Loan
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Interest - due to volume					2,091	263
Interest - due to spread					424	(187)
Interest Financial Margin	17,220	14,705	5,833	5,757	2,515	76
Revenues	29,109	26,611	10,267	9,633	2,498	634
Expenses	(11,889)	(11,906)	(4,434)	(3,876)	17	(558)

In the third quarter of 2010, the financial margin with loan operations reached R$5,833 million, up 1.3% on the previous quarter. The variation was the result of (i) growth in average business volume of R$263 million, offset by (ii) a R$187 million decrease in the average spread resulting from increased funding costs given the higher interest rate (Selic).

There was 17.1% growth, or R$2,515 million, in financial margin in the first nine months of 2010 compared to the year before, highlighting the merger of Banco Ibi and its impact of R$1,132 million. This variation was positively influenced by (i) R$2,091 million from growth in the average business volume and (ii) the increase in the average spread, which contributed R$424 million, due to the increase in the volume of operations with individuals and SMEs, up 6.7% in the quarter and 27.5% in the last 12 months, which have a better margins.

Bradesco's strategic positioning allows it to take advantage of the best opportunities from the upturn in the Brazilian economy, highlighting operations aimed at family consumption and production financing.

Loan Financial Margin Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period), which has gone up due to the increased volume of operations.

The PLL curve shows delinquency costs, which have declined due to the upturn in the economic scenario and are represented by Allowance for Loan Losses (PLL) expenses, discounts granted in negotiations and net of loan recoveries and the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result of loan interest income, net of PLL, which in the third quarter of 2010 recorded growth on the previous quarter of 4.9%, resulting from increased volume of operations and decreased delinquency costs. PLL expenses decreased in the quarter yet again, representing nearly 35% of gross margin in the third quarter of 2010, the above series' best recorded result.

Total Loan Portfolio

Loan operations (including sureties, guarantees, advances of credit card receivables and assignments of receivables-backed investment funds and mortgage-backed receivables) ended the third quarter of 2010 at R$255.6 billion, an increase of 18.6% in the last twelve months and 4.4% in the quarter.

In the twelve month comparison, operations with individuals increased their participation in the total credit portfolio by approximately 1.3 p.p., from 35.0% of loan operations in September 2009 to 36.3% in September 2010.

Loan Portfolio Breakdown by Product and Type of Customer (Individuals and Corporate)

A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Sep10	Jun10	Sep09	Quarter	12M
Vehicles - CDC	22,668	21,366	18,445	6.1	22.9
Credit Card (1)	15,168	15,131	9,735	0.2	55.8
Payroll Deductible Loan (2)	13,950	12,902	8,160	8.1	71.0
Personal Loan	11,095	10,298	8,508	7.7	30.4
Leasing	9,058	10,221	12,956	(11.4)	(30.1)
Rural Loan	5,380	4,701	4,696	14.4	14.6
BNDES/Finame Onlending	4,157	3,883	2,764	7.1	50.4
Real Estate Financing (3)	3,926	3,470	2,853	13.1	37.6
Overdraft Facilities	2,723	2,765	2,328	(1.5)	17.0
Sureties and Guarantees	545	611	545	(10.9)	-
Other (4)	4,236	4,300	4,538	(1.5)	(6.7)
Total	92,905	89,648	75,528	3.6	23.0
Includes:
(1) Loan portfolio related to the merger of Banco Ibi: R$3.5 billion in September 2010 and R$3.5 billion in June 2010;
(2) Credit assignment (FIDC): R$385 million in September 2010, R$371 million in June 2010 and R$324 million in September 2009;
(3) Credit assignment (CRI): R$312 million in September 2010, R$331 million in June 2010 and R$403 million in September 2009; and
(4) Credit assignment (FIDC) for the acquisition of assets: R$10 million in September 2010, R$13 million in June 2010 and R$28 million in September 2009.

The individuals segment, which recorded growth of 23.0% in the last twelve months, was led by: (i) payroll-deductible loans; (ii) credit cards; (iii) BNDES/Finame onlending portfolios; and (iv) real estate financing. In the third quarter of 2010, these operations grew by 3.6% when compared to the previous quarter, and the products that most contributed to growth were: (i) rural credit; (ii) real estate financing; and (iii) payroll-deductible loans.

A breakdown of loan products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Sep10	Jun10	Sep09	Quarter	12M
Working Capital	31,371	29,883	26,518	5.0	18.3
BNDES/Finame Onlending	23,461	20,462	15,079	14.7	55.6
Operations Abroad	14,748	15,150	10,656	(2.7)	38.4
Credit Card	9,798	8,510	6,666	15.1	47.0
Export Financing	8,748	8,581	10,687	1.9	(18.1)
Overdraft Account	8,607	9,010	8,619	(4.5)	(0.1)
Leasing	8,585	8,433	9,033	1.8	(5.0)
Real Estate Financing - Corporate Plans(1)	6,130	5,644	4,404	8.6	39.2
Rural Loan	4,487	4,215	4,019	6.5	11.6
Vehicles - CDC	3,587	3,259	2,950	10.1	21.6
Sureties and Guarantees(2)	34,748	32,894	31,860	5.6	9.1
Other	8,441	9,100	9,517	(7.2)	(11.3)
Total	162,713	155,141	140,008	4.9	16.2
(1) Mortgage-backed receivables (CRI): Includes R$371 million in September 2010, R$379 million in June 2010 and R$396 million in September 2009; and
(2) 90.1% of surety and guarantees from corporate customers were contracted by large corporations.

The corporate segment grew by 16.2% in the last twelve months and 4.9% in the quarter. The main highlights in the last twelve months were: (i) BNDES/Finame onlending; (ii) credit cards; and (iii) real estate financing corporate plans. In the quarter, the highlights were: (i) credit cards; (ii) BNDES/Finame onlending; (iii) CDC vehicle financing; and (iv) real estate financing corporate plans, which showed significant growth.

Loan Portfolio Consumer Financing

The graph below shows the types of credit related to Individual Consumer Financing (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases by merchants).

Consumer financing totaled R$73.2 billion, a 2.8% increase in the quarter and a 23.6% increase in the last twelve months. Growth was led by: (i) vehicle financing (CDC/Leasing) and (ii) payroll-deductible loans, which together totaled R$45.7 billion, accounting for 62.4% of the total consumer financing balance and, given their guarantees and characteristics, provide the portfolio with an adequate level of credit risk.

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Sep10	Jun10	Sep09	Quarter	12M
CDC Portfolio	26,255	24,625	21,395	6.6	22.7
Individuals	22,668	21,366	18,445	6.1	22.9
Corporate	3,587	3,259	2,950	10.1	21.6
Leasing Portfolio	14,524	15,937	19,282	(8.9)	(24.7)
Individuals	9,058	10,221	12,956	(11.4)	(30.1)
Corporate	5,466	5,716	6,326	(4.4)	(13.6)
Finame Portfolio	7,341	6,654	4,164	10.3	76.3
Individuals	699	517	104	35.2	572.1
Corporate	6,642	6,137	4,060	8.2	63.6
Total	48,120	47,216	44,841	1.9	7.3
Individuals	32,425	32,104	31,505	1.0	2.9
Corporate	15,695	15,112	13,336	3.9	17.7

Vehicle financing operations (individuals and corporate) totaled R$48.1 billion in September 2010, for an increase of 1.9% on the quarter and 7.3% on the same period last year. Of the total vehicle portfolio, 54.6% corresponds to CDC, 30.2% to leasing and 15.2% to Finame. Individuals represented 67.4% of the portfolio, while Corporate Customers accounted for the remaining 32.6%.

Loan Portfolio By Type

The table below presents all operations with credit risk (including sureties and guarantees, advances on credit card receivables, loan assignments and other operations with some type of credit risk), which increased by 4.8% in the quarter and 18.3% in the last twelve months.

	R$ million
	Sep10	Jun10	Sep09
Loans and Discounted Securities	100,928	97,565	78,978
Financing	67,862	62,192	50,891
Rural and Agribusiness Financing	13,659	12,542	11,620
Leasing Operations	17,644	18,950	22,210
Advances on Exchange Contracts	5,579	5,629	7,635
Other Loans	11,603	11,710	9,635
Total Loan Operations (1)	217,274	208,588	180,969
Sureties and Guarantees Provided (Clearing Accounts) (2)	35,293	33,504	32,404
Other (3)	1,973	1,602	1,011
Total Exposures - Loan Operations	254,541	243,694	214,384
Loan Assignments (FIDC / CRI)	1,078	1,094	1,152
Total Operations including Credit Assignment	255,618	244,788	215,536
Operations w ith Credit Risk - Commercial Portfolio (4)	15,073	13,826	12,020
Total Operations with Credit Risk - Expanded Portfolio	270,691	258,614	227,556
Other Operations w ith Credit Risk (5)	10,643	9,945	10,269
Total Operations with Credit Risk	281,334	268,559	237,825
(1) Concept determined by the Brazilian Central Bank;
(2) Excluding operations with Banco Bradesco S.A. Grand Cayman Branch as beneficiary;
(3) Refers to advances of credit card receivables;
(4) includes operations with debentures and promissory notes; and
(5) Includes operations involving interbank deposit certificates, international treasury, euro notes, swaps, forward currency contracts and investments in receivables-backed investment funds and mortgage-backed receivables.

Credit Portfolio Concentration* by Sector

The loan portfolio by sector of economic activity presented slight changes in the segments it comprises, specifically a decrease in participation of the public sector in the quarter.

Activity Sector	R$ million
	Sep10%		Jun10%		Sep09%
Public Sector	960	0.4	1,249	0.6	1,162	0.6
Private Sector	216,314	99.6	207,339	99.4	179,807	99.4
Corporate	124,660	57.4	119,017	57.1	105,579	58.4
Industry	44,446	20.4	42,505	20.4	39,256	21.7
Commerce	31,104	14.3	29,107	14.0	25,108	13.9
Financial Intermediaries	603	0.3	589	0.3	664	0.4
Services	45,536	21.0	44,101	21.1	37,887	20.9
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	2,970	1.4	2,715	1.3	2,663	1.5
Individuals	91,654	42.2	88,322	42.3	74,228	41.0
Total	217,274	100.0	208,588	100.0	180,969	100.0
(*) Concept defined by the Brazilian Central Bank.

Changes in the Loan Portfolio*

Of the R$36.3 billion in growth in the credit portfolio over the last twelve months, new borrowers were responsible for R$26.2 billion, or 72.3% of the total. New borrowers represent 12.1% of the current portfolio.

* Concept defined by the Brazilian Central Bank.

Changes in the Loan Portfolio - By Rating

In the chart below, we show that both new borrowers and remaining debtors from September 2009 presented a good level of credit quality (AA-C), demonstrating the adequacy and consistency of the credit policy, processes and credit ranking instruments used by Bradesco.

Changes in the Loan Portfolio by Rating from September 2009 to September 2010
Rating	Total credit on September 2010		New customers from October 2009 and September 2010		September 2009 remaining customes
	R$ million	%	R$ million	%	R$ million	%
AA - C	200,087	92.1	24,802	94.5	175,285	91.8
D	4,125	1.9	325	1.2	3,800	2.0
E - H	13,062	6.0	1,112	4.3	11,950	6.2
Total	217,274	100.0	26,239	100.0	191,035	100.0
(*) Concept defined by the Brazilian Central Bank.

Loan Portfolio* By Customer Portfolio

The table below presents a breakdown of the loan portfolio by customer profile, with growth in the balance of the SME and Individual portfolios in both the last twelve months and the quarter.

Type of Client	R$ million			Variation %
	Sep10	Jun10	Sep09	Quarter	12M
Large Corporate	54,005	53,169	50,559	1.6	6.8
SMEs	71,615	67,097	56,182	6.7	27.5
Individuals	91,654	88,322	74,228	3.8	23.5
Total Loan Operations	217,274	208,588	180,969	4.2	20.1
(*) Concept defined by the Brazilian Central Bank.

It is worth noting that growth in the Large Corporates portfolio has been negatively impacted by the appreciation of the Brazilian Real against the US Dollar, as well as by funds raised on the capital markets. The balance of the operations carried out in this market by the Group grew by R$3.0 billion in the last twelve months, representing an increase of 25.4%, negatively impacting the growth of traditional loan operations for this customer type.

Loan Portfolio* By Customer Portfolio and Rating (%)

The increase in the share of loans rated between AA C, both in the quarter and in the year, reflects improved economic performance during the period and the quality growth of Bradesco's loan portfolio.

Type of Client	By Rating
	Sep10			Jun10			Sep09
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporate	97.1	1.7	1.2	97.2	1.5	1.3	97.2	1.2	1.5
SMEs	91.8	2.3	5.9	91.5	2.5	6.0	89.5	3.0	7.5
Individuals	89.3	1.7	9.0	88.6	2.1	9.3	87.7	2.2	10.1
Total	92.1	1.9	6.0	91.8	2.0	6.2	90.9	2.2	6.9
(*) Concept defined by the Brazilian Central Bank.

Loan Portfolio - By Business Segment*

The table below shows growth by business segment in Bradesco's loan portfolio. The growth in the assets of the Prime, Middle Market and Retail/Postal Bank segments stood out in the quarter and in the last twelve months.

The 59.3% growth in the group made up of "Bradesco Promotora de Vendas and Other" in the last twelve months includes Banco Ibi's operations, incorporated as of the last quarter of 2009. Excluding Banco Ibi, the variation would equal to 21.9%.

Business Segments	R$ million						Variation %
	Sep10%		Jun10%		Sep09%		Quarter	12M
Retail / Postal	71,915	33.1	67,781	32.5	56,869	31.4	6.1	26.5
Corporate	64,591	29.7	63,422	30.4	56,184	31.1	1.8	15.0
Bradesco Financiamentos	27,108	12.5	27,103	13.0	29,000	16.0	0.0	(6.5)
Middle Market	28,534	13.1	26,434	12.7	22,314	12.3	7.9	27.9
Bradesco Promotora de Vendas and Other	17,294	8.0	16,947	8.1	10,854	6.0	2.0	59.3
Prime	7,832	3.6	6,900	3.3	5,748	3.2	13.5	36.2
Total	217,274	100.0	208,588	100.0	180,969	100.0	4.2	20.1
(*) Concept defined by the Brazilian Central Bank.

Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loans and onlending operations (excluding ACCs) totaled US$9.7 billion in September 2010, representing strong growth of 38.4% in terms of U.S. dollars in the last twelve months and 2.4% in the quarter (in terms of Brazilian reais, an increase of 31.9% in the last twelve months and a decrease of 3.7% in the quarter). In terms of Brazilian Reais, these same foreign currency operations totaled R$16.4 billion (R$17.0 billion in June 2010 and R$12.4 billion in September 2009).

In September 2010, total loan operations in domestic currency stood at R$200.9 billion (R$191.6 billion in June 2010 and R$168.5 billion in September 2009), a 19.2% increase in the last twelve months.

Loan Portfolio - By Debtor

At the end of the third quarter of 2010, the credit exposure levels of the fifty and one hundred largest debtors were less concentrated and of better quality than they were last quarter.

Loan Portfolio - By Flow of Maturities

In September 2010, performing loan operations presented a longer debt maturity profile as a result of the focus on BNDES/Finame onlending and real-estate lending. It is worth noting that	onlending and real estate loan operations present reduced risk, given their guarantees and characteristics.

Loan Portfolio Delinquency over 90 days

The delinquency ratio for operations over 90 days declined for the fourth consecutive quarter, benefitted by the ongoing improvement of the domestic economic scenario, which led to an improvement in loan operations and in the portfolio's quality.

The graph below details the decrease in delinquency for operations overdue from 61 to 90 days in comparison with both the previous year and quarter.

Analysis of delinquency by customer type in the quarter shows that operations overdue from 61 to 90 days declined both for individuals and Corporate customers.

Allowance for Loan Losses (PLL) vs. Delinquency vs. Losses

The total volume of Allowance for Loan Losses (PLL) amounted to R$16.0 billion, representing 7.4% of the total portfolio. The total allowance is composed of generic provisions (classification by customer and/or operation), specific provisions (non-performing operations) and excess provisions (internal criteria).

It is important to highlight the adequacy of adopted provisioning criteria, which can be proven by analyzing the historical data on recorded allowances for loan losses and the effective losses in the subsequent twelve month period. For instance, in September 2009, for an existing provision of 8.3% of the portfolio, the loss in the subsequent twelve months was 5.2%, which means the existing provision covered the loss by a 58% margin, as shown in the graph below.

Analysis in terms of net recovery of losses shows a significant increase in the coverage margin. In September 2009, for an existing provision of 8.3% of the portfolio, the loss in the subsequent twelve months was 3.8%, meaning that the existing provision covered the loss by a 118% margin.

Allowance for Loan Losses

Bradesco holds allowances nearly R$3.0 billion in excess of requirements. The current provisioning levels reflect Bradesco's cautious approach to supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Delinquency of over 60 days (non-performing loans) presented the same tendency to decrease as delinquency of more than 90 days. Moreover, additional comfort stemmed from higher Operating Coverage Ratios in September 2010, both for Non-Performing Loans (162.0%) and delinquency over 90 days (191.8%).

(*) Loan operations overdue for over 60 days and do not generate revenue appropriation under the accrual accounting method.

Loan Portfolio Portfolio Indicators

To facilitate monitoring of the quantitative and qualitative performance of Bradesco's loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Sep10	Jun10	Sep09
Total Loan Operations	217,274	208,588	180,969
- Individuals	91,654	88,322	74,228
- Corporate	125,620	120,266	106,741
Existing Provision	16,019	15,782	14,953
- Specific	7,895	7,885	8,422
- Generic	5,122	4,889	3,540
- Excess	3,002	3,008	2,991
Specific Provision / Existing Provision (%)	49.3	50.0	56.3
Existing Provision / Loan Operations (%)	7.4	7.6	8.3
AA - C Rated Loan Operations / Loan Operations (%)	92.1	91.8	90.9
D Rated Operations under Risk Management / Loan Operations (%)	1.9	2.0	2.2
E - H Rated Loan Operations / Loan Operations (%)	6.0	6.2	6.9
D Rated Loan Operations	4,125	4,267	3,925
Existing Provision for D Rated Operations	1,066	1,101	1,035
D Rated Provision / Loan Operations (%)	25.9	25.8	26.4
D - H Rated Non-Performing Loans	11,099	11,350	12,066
Existing Provision/D - H Rated Non-Performing Loans (%)	144.3	139.0	123.9
E - H Rated Loan Operations	13,062	12,967	12,484
Existing Provision for E - H Rated Loan Operations	11,510	11,412	10,947
E - H Rated Provison / Loan Operations (%)	88.1	88.0	87.7
E - H Rated Non-Performing Loans	9,439	9,397	10,033
Existing Provision/E - H Rated Non-Performing Loan (%)	169.7	167.9	149.0
Non-Performing Loans (*)	9,886	10,132	10,727
Non-Performing Loans (*) / Loan Operations (%)	4.6	4.9	5.9
Existing Provision / Non-Performing Loans (*) (%)	162.0	155.8	139.4
Loan Operations Overdue for Over 90 days	8,351	8,371	8,979
Existing Provision / Operations Overdue for Over 90 days (%)	191.8	188.5	166.5

(*) Loan operations overdue for over 60 days and do not generate revenue appropriation under the accrual accounting method.

The table above shows a general improvement of the loan portfolio performance indicators, especially among: loans rated between "AA C, which accounted for 92.1% of the loan portfolio as of September 2010; delinquency indicators, mainly those of Non Performing Loans, which corresponded to 4.6% of the portfolio; and the coverage ratio for operations overdue for more than 90 days, corresponding to 191.8%. The performance of these indicators is a result of improvements in delinquency due to Brazil's improved economic conditions.

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Interest - due to volume					225	63
Interest - due to spread					(105)	109
Interest Financial Margin	2,113	1,993	846	674	120	172

Comparing the third quarter of 2010 with the previous one, there was an increase of 25.5% or R$172 million in the interest funding financial margin. This growth was due to: (i) average spread gains of R$109 million, resulting from increases in the basic Selic interest rate in the period and (ii) increased operation volume, which contributed to a R$63 million increase.

In the first nine months of 2010, the interest funding financial margin was R$2,113 million,

compared to R$1,993 million in the same period in 2009, an increase of 6.0% or R$ 120 million. The increase was the result of: (i) a R$225 million growth in average business volume from efforts to establish funding strategies, which led to an increase in the average volume of demand and savings deposits; and was mitigated by: (ii) a decline in average spread at R$105 million due to lower interest rates (Selic).

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct, from total customer funding, the amount committed to compulsory deposits at the Central bank and the amount of available funds held at units in the customer service network, and to add the funds from domestic and offshore ones that provide funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign credit lines, given its capacity to effectively obtain funding from customers. This is a result of the outstanding position of its service network, extensive diversity of products offered and the market's confidence in the Bradesco brand.

The use of funds has shown a comfortable margin,  proving that Bradesco is capable of supplying, mainly by raising funds with customers, the need for resources required by loan operations.

Funding x Investments	R$ million			Variation %
	Sep10	Jun10	Sep09	Quarter	12M
Demand Deposits + Investment Account	34,906	33,842	30,293	3.1	15.2
Sundry Floating	3,350	3,139	2,690	6.7	24.5
Savings Deposits	50,113	47,332	40,922	5.9	22.5
Time Deposits + Debentures (1)	144,674	138,480	130,784	4.5	10.6
Other	12,390	12,116	7,759	2.3	59.7
Clients Funds	245,433	234,909	212,448	4.5	15.5
(-) Compulsory Deposits / Funds Available (2)	(51,690)	(50,140)	(36,067)	3.1	43.3
Clients Funds Net of Compulsory Deposits	193,743	184,769	176,381	4.9	9.8
Onlending	27,983	24,703	18,273	13.3	53.1
Foreign Credit Lines	15,101	14,783	10,191	2.2	48.2
Funding Abroad	24,922	14,802	12,892	68.4	93.3
Total Funding (A)	261,749	239,057	217,737	9.5	20.2
Loan Portfolio/Leasing/Cards (Other Loans)/Acquired CDI (B) (3)	219,493	209,045	186,046	5.0	18.0
B/A (%)	83.9	87.4	85.4	(3.5) p.p.	(1.5) p.p.
(1) Debentures mainly used to back purchase and sale commitments;
(2) Excludes government bonds tied to savings accounts; and
(3) Comprises amounts relative to card operations (payment in full and financing for merchants) and amounts related to interbank deposit certificates (CDI) to debate from the compulsory amount.

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Sep10	Jun10	Sep09	Quarter	12M
Demand Deposits + Investment Account	34,906	33,842	30,293	3.1	15.2
Savings Deposits	50,113	47,332	40,922	5.9	22.5
Time Deposits	100,730	96,824	96,033	4.0	4.9
Debentures (*)	43,182	40,915	33,993	5.5	27.0
Borrow ing and Onlending	37,998	35,033	27,025	8.5	40.6
Funds from Issuance of Securities	13,749	12,729	7,111	8.0	93.3
Subordinated Debts	25,697	23,385	22,881	9.9	12.3
Total	306,375	290,059	258,258	5.6	18.6
(*) Considers only debentures used to back purchase and sale commitments.

Demand Deposits and Investment Account

The 3.1% or R$1,064 million increase in the third quarter of 2010 over the previous quarter and the 15.2% or R$4,613 million growth year-on-year are due to an increase in the client base of checking account holders (2.7% in the quarter and 8.7% in the last 12 months), as well as the continuation of the benign economic cycle that is propelling economic activity and has led to improved funding conditions.

Savings Deposits

The variation in the quarter is basically due to the higher inflows and the remuneration of deposits (TR + 0.5% p.m.), which reached 1.8% in the third quarter of 2010, representing growth of 5.9%. Bradesco is always increasing its savings accounts base and has a seen growth of 9.7% in savings accounts over the last twelve months.

Comparing the first nine months of 2010 with the same period in 2009, the 22.5% growth in deposits is mainly the result of increased funding that exceeded redemptions and the remuneration of balances (TR + 0.5% p.m.), reaching 6.7% growth in the period.

At the end of the first nine months of 2010, the balance of Bradesco's Savings Accounts represented 17.8% of the Brazilian Savings and Loan System (SBPE).

Time Deposits

In the third quarter of 2010, time deposits grew by 4.0% (or R$3,906 million) over the previous quarter, mainly as a result of: (i) an increase in funding volume from institutional investors and the branch network; and (ii) the appreciation of the deposit portfolio due to improved remuneration rates.

Upon comparing the first nine months of 2010 with the same period last year, the 4.9% increase is basically due to a decline in the use of these deposits as a source of funding.

Debentures

On September 30, 2010, the balance of Bradesco's debentures was R$43,182 million, up by 5.5% quarter on quarter and 27.0% in the last twelve months.

The increase in the third quarter of 2010, when compared to the same period last year, is mainly due to the placement of the securities, which are used to back purchase and sale commitments that are in turn impacted by steady levels of economic activity.

Borrowings and Onlending

The 8.5%, or R$2,965 million increase in the quarter is mainly due to the following: (i) the R$3,250 million increase in the volume of funds from borrowings and onlending in the country, especially through BNDES and Finame operations; and partially offset by (ii) the negative variation of the foreign exchange rate of 6.0%, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, the balance of which was R$9,881 million in June 2010 and R$9,596 million in September 2010.

The increase of 40.6%, or R$10,973 million, in the first nine months of 2010 when compared to the same period last year was mainly due to: (i) the R$9,595 million increase in the volume of funds from borrowings and onlending in the country, especially through BNDES and Finame operations; and (ii) the increase, despite the negative 4.7% variation of the foreign exchange rate, of 16.8% or R$1,378 million in borrowings and onlendings denominated and/or indexed in foreign currency, the balance of which was R$8,218 million in September 2009 and R$9,596 million in September 2010.

Funds from Security Issuances

The 8.0%, or R$1,020 million increase in the quarter is mainly due to the following: (i) the R$615 million increase in the volume of Financial Letters; (ii) the growth of Letters of Credit for Real Estate, in the amount of R$305 million; (iii) the higher volume of operations with Letters of Credit for Agribusiness, amounting to R$243 million, and partially offset by: (iv) the negative variation in the foreign exchange ratio of 6.0%, which impacted securities issued abroad.

The increase of 93.3%, or R$6,638 million, in the first nine months of 2010 when compared to the same period last year, was mainly due to: (i) new issues of Financial Bills in the market beginning in the second quarter of 2010, amounting to R$4,047 million in September 2010; (ii) the increased number of securities issued abroad, amounting to R$1,491 million; (iii) the higher volume of Letters of Credit for Real Estate, in the amount of R$507 million; (iv) the higher volume of operations with Letters of Credit for Agribusiness, amounting to R$481 million; and partially offset by: (v) a 4.7% negative foreign exchange rate variation, which impacted the portfolio's securities.

Subordinated Debt

In September 2010, Bradesco's Subordinated Debt totaled R$25,697 million (R$5,025 million abroad and R$20,672 million in Brazil).

In the twelve-month period, Bradesco issued R$2,057 million in Subordinated Debts (R$193 million in Brazil and R$1,864 million abroad), R$1,933 million of which is eligible for Level II of the Capital Adequacy Ratio (Basel II) with maturity between 2015 and 2021 through the issue of subordinated notes. The issue of subordinated notes in August stands out with a total of US$1.1 billion.

Note that only R$9,669 million of total subordinated debt is used for calculating the Capital Adequacy Ratio (Basel II), given the maturity of each subordinated debt operation.

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Interest - due to volume					190	38
Interest - due to spread					(100)	(27)
Interest Financial Margin	1,720	1,630	646	635	90	11
Revenues	13,090	10,362	4,776	4,563	2,728	213
Expenses	(11,370)	(8,732)	(4,130)	(3,928)	(2,638)	(202)

In relation to the previous quarter, the interest financial margin from Securities/Other increased by R$11 million or 1.7% in the third quarter of 2010, mainly due to: (i) the growth in operating volume, which contributed R$38 million; and offset by: (ii) a R$27 million decrease in average spread.

Interest financial margin with Securities/Other in the first nine months of 2010 was R$1,720 million, an increase of 5.5% or R$90 million. This was the result of: (i) a R$190 million increase in average business volume, partially offset by: (ii) a reduced average spread that impacted the result in R$100 million.

Insurance Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurances
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Interest - due to volume					259	18
Interest - due to spread					(95)	(36)
Interest Financial Margin	1,920	1,756	579	597	164	(18)
Revenues	6,358	5,673	2,467	1,615	685	852
Expenses	(4,438)	(3,917)	(1,888)	(1,018)	(521)	(870)

The interest financial margin of insurance operations decreased by R$18 million, or 3.0% in the third quarter of 2010 compared to the previous quarter, impacted by: (i) a R$36 million decrease in average spread; partially offset by: (ii) the R$18 million increase in the volume of operations.

Compared with the accumulated period up to September of 2009, the interest financial margin from insurance operations grew by 9.3% or R$164 million in the period. This performance was due to: (i) an increase in average business volume of R$259 million; partially offset by: (ii) a R$95 million decrease in average spread.

Financial Margin Non-Interest

Financial Margin Non-Interest - Breakdown

	R$ million
	Non-Interest Financial Margin
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Loans	-	(72)	-	-	72	-
Funding	(194)	(181)	(67)	(64)	(13)	(3)
Insurance	422	405	278	75	17	203
Securities/Other	838	2,026	187	373	(1,188)	(186)
Total	1,065	2,178	398	384	(1,113)	14

In the third quarter of 2010, "non-interest financial margin result came to R$398 million versus the R$384 million posted in the second quarter of 2010. Accumulated as of September 2010, the margin stood at R$1,065 million and variations in the non-interest financial margin are mainly a result of the following:

  Loans, represented by commissions for placing financing and loans. Expenses were reduced by the change in accounting policy as of the second quarter of 2008. Financing commissions were incorporated into the balances of financing/leasing operations;

  Funding, represented by expenses with the Credit Guarantee Fund (Fundo Garantidor de Crédito FGC).  The increase in the periods compared was mainly due to an expanded customer base;

  Insurance, represented by gains from the sale of equity investments and government bonds; and

  Securities/Other, decreased by R$186 million from the second quarter to the third quarter of 2010, resulting from lower treasury/securities gains. The R$1,188 million decrease in the first nine months of 2010 when compared to the same period in 2009 is associated with the recovery of domestic and foreign markets, which allowed for important gains in the first nine months of 2009.

Insurance, Private Pensions and Savings Bonds

Analysis of the balance sheets and income statements of Grupo Bradesco de Seguros, Previdênica e Capitalização:

Consolidated Balance Sheet

	R$ million
	Sep10	Jun10	Sep09
Assets
Current and Long-Term Assets	98,536	94,487	86,009
Securities	92,599	88,515	79,875
Insurance Premiums Receivable	1,427	1,423	1,493
Other Loans	4,510	4,549	4,641
Permanent Assets	2,183	2,145	1,597
Total	100,719	96,632	87,606
Liabilities
Current and Long-Term Liabilities	88,817	85,393	76,766
Tax, Civil and Labor Contingencies	1,705	1,631	2,056
Payables on Insurance, Private Pension Plan and Savings Bond Operations	314	321	327
Other Liabilities	4,435	4,133	2,983
Insurance Technical Provisions	7,105	7,016	6,617
Technical Provisions for Life and Private Pension Plans	71,775	68,975	61,918
Technical Provisions for Savings Bonds	3,483	3,317	2,865
Minority Interest	509	489	155
Shareholders' Equity	11,393	10,750	10,685
Total	100,719	96,632	87,606

Consolidated Statement of Income

	R$ million
	9M10	9M09	3Q10	2Q10
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds Income (*)	22,056	18,293	7,697	7,163
Premiums Earned from Insurance, Private Pension Plan Contribution and Savings Bonds	11,845	9,785	4,160	4,013
Interest Income of the Operation	2,283	2,123	838	654
Sundry Operating Revenues	722	617	236	226
Retained Claims	(7,063)	(6,132)	(2,472)	(2,324)
Savings Bonds Draw ing and Redemptions	(1,543)	(1,225)	(573)	(519)
Selling Expenses	(1,166)	(930)	(411)	(383)
General and Administrative Expenses	(1,323)	(1,003)	(482)	(439)
Other (Operating Income/Expenses)	(76)	(142)	(42)	(18)
Tax Expenses	(266)	(212)	(90)	(91)
Operating Income	3,413	2,881	1,164	1,119
Equity Result	148	141	43	50
Non-Operating Income	(26)	11	(10)	(9)
Taxes and Contributions and Minority Interest	(1,410)	(1,138)	(476)	(459)
Net Income	2,125	1,895	721	701
(*) Not considering the effect of RN 206/09 (ANS) in the total of R$396 million (health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums Pro-rata temporis. This accounting change did not affect Earned Premiums.

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Life and Private Pension Plans	450	443	409	394	347	366	357	383
Health	131	122	148	129	89	107	137	113
Savings Bonds	50	57	65	44	65	58	50	55
Basic Lines and Other	90	79	81	35	106	107	106	(1)
Total	721	701	703	602	607	638	650	550

Performance Ratios

	%
	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Claims Ratio (1)	72.4	71.8	73.3	74.3	77.2	73.3	73.7	78.0
Selling Ratio (2)	10.7	10.2	10.6	9.6	9.9	9.9	9.5	10.1
Administrative Expenses Ratio (3)	6.3	6.1	5.6	4.6	5.4	5.4	5.6	6.0
Combined Ratio (*) (4)	85.3	84.7	85.2	85.3	88.9	85.5	86.2	89.7
(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Premiums Written; and
(4) (Retained Claims + Selling Expenses + Other Operating Revenue and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written.

Premiums Written, Pension Plan Contributions and Savings Bond Income (*)

(*) Not considering the effect of RN 206/09 (ANS) in the total of R$396 million (health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums Pro-rata temporis. This accounting change did not affect Earned Premiums.

In the third quarter of 2010, premiums written, pension plan contributions and savings bonds income increased by 15.1% on the same quarter of the previous year.

According to Susep and ANS, in the insurance, private pension plans and savings bonds segment, Bradesco Seguros e Previdência collected R$17.0 billion up to August 2010, maintaining its position as leader of the ranking with a market share of 24.8%. In the same period, R$78.8 billion were collected by the insurance industry.

Retained Claims by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted Remission, from the selling ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Insurance Selling Expenses by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted Remission, from the selling ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Efficiency Ratio

General and Administrative Expenses / Revenue

Insurance Technical Provisions

The Insurance Group's technical provisions represented 31.1% of the insurance industry in August 2010, according to Susep and the National Supplementary Health Agency (ANS).

Note: 1: According to RN 206/09, as of January 2010, provisions for unearned premiums (PPNG) were excluded.

Note: 2: According to Susep Circular Letter 379/08, as of January 2009, technical provisions for reinsurance were recorded under assets.

Bradesco Vida e Previdência

	R$ million (except when indicated otherwise)
	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Net Income	450	443	409	394	347	366	357	383
Income from Premiums and Contribution Revenue*	4,096	3,690	3,910	4,933	3,697	3,304	2,822	3,517
- Income from Private Pension Plans and VGBL	3,403	3,052	3,291	4,295	3,100	2,758	2,294	2,964
- Income from Life/Accidents Insurance Premiums	693	638	619	638	597	546	528	553
Technical Provisions	71,775	68,975	67,572	65,692	61,918	59,533	57,384	56,052
Investment Portfolio	75,974	72,507	70,920	68,780	64,646	61,736	59,063	57,357
Claims Ratio	49.8	44.7	45.1	50.9	48.1	43.9	43.7	48.4
Selling Ratio	19.8	17.5	18.8	14.4	16.5	17.1	14.9	17.5
Combined Ratio	79.9	71.5	73.9	70.6	74.4	69.4	68.6	71.9
Participants / Policyholders (in thousands)	21,346	21,109	21,326	21,389	21,206	20,231	19,838	18,918
Premiums and Contributions Revenue Market Share (%)**	32.2	32.0	32.7	31.1	31.1	30.4	34.2	34.5
Life/AP Market Share - Insurance Premiums (%)**	17.0	16.8	16.8	16.8	16.3	16.0	16.6	16.8
*Life/VGBL/Traditional
**In 3Q10, considers data for August 2010.

Due to its solid structure, policy of product innovation and consumer reliance, Bradesco Vida e Previdência maintained its leadership, holding a market share of 32.2% in terms of income from pension plans and VGBL.

Bradesco Vida e Previdência is also a leader in VGBL plans, with a 33.5% market share, and in Private Pension Plans, with 23.2% (source: Fenaprevi - data as of August 2010).

Net income in the third quarter of 2010 increased by 1.6% on the previous quarter, due to: (i) an 11.0% growth in revenue, particularly in the

Private Pension and VGBL segments, which contributed 11.5%; (ii) improved performance of financial results; and partially offset by: (iii) increased claims in the Life segment.

The result accumulated up to September of 2010 was up 21.7% on the same period in 2009, mainly due to: (i) the 19.1% increase in revenue; (ii) the performance of the administrative efficiency ratio, which even considering the increased portfolio in January 2010, remained at the same level as 2009; and; partially offset by: (iii) a growth in claims in the Life segment during the period.

Bradesco Vida e Previdência's technical provisions stood at R$71.8 billion in September 2010, made up of R$69.0 billion from the Private Pension segment and VGBL and R$2.8 billion from Life, Personal Accidents and other lines, up 15.9% on September 2009.

The Private Pension and VGBL Portfolio totaled R$72.2 billion in August 2010, equal to 35.2% of all market funds (source: Fenaprevi).

Evolution of Participants and Life and Personal Accident Policyholders

In September 2010, the number of Bradesco Vida e Previdência customers grew by 0.7%, or 140 thousand participants, compared to September 2009, surpassing a total of 2.0 million private pension and VGBL plan participants and of 19.3 million personal accident and life insurance policyholders. This strong growth was fueled by the strength of the Bradesco brand and the adequate selling and management policies of its products.

Bradesco Saúde Consolidated

	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Net Income (R$ million)	131	122	148	129	89	107	137	113
Net Premiums Written (R$ million)*	1,925	1,845	1,705	1,622	1,573	1,484	1,419	1,410
Technical Provisions (R$ million)	3,471	3,453	3,405	3,555	3,479	3,447	3,429	3,416
Claims Ratio	80.7	80.6	83.0	85.7	89.2	86.0	83.6	89.4
Selling Ratio	4.8	4.6	4.5	4.1	3.9	4.0	3.8	3.7
Combined Ratio	96.1	96.2	96.8	96.8	99.4	98.2	94.5	99.5
Policyholders (in thousands)	7,468	7,236	7,075	4,310	4,193	4,063	3,929	3,826
Written Premiums Market Share (%)**	50.7	50.4	49.4	48.7	48.1	47.4	46.9	44.6

* Not considering the effect of RN 206/09 (ANS) in the total of R$396 million (Health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums Pro-rata temporis. This accounting change did not affect Earned Premiums.

**3Q10 considers data for August 2010.
Note: for comparison purposes, we have excluded build in Technical provisions for benefits to be granted Remission, from the first quarter of 2010 ratios, amounting to R$149 million.

Net Income in the third quarter of 2010 was up by 7.4% over the second quarter of the year, mainly as a result of: (i) 4.3% growth in revenue; (ii) decreased administrative expenses due to a 0.5 p.p. improvement in the Efficiency Ration; and (iii) claims and sale ratios remaining steady.

The result in the first nine months of 2010 was up 20.4% on the same period last year, mainly due to: (i) 22.3% growth in revenue; (ii) an improvement in financial result; (iii) a 5.0 p.p. drop in claims, partially offset by: (iv) the recording of a provision for benefits to be granted remission individual segment in the first quarter of 2010; and

 (v) increased personnel expenses due to the collective bargaining agreement executed in January 2010.

In September 2010, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 31 thousand companies in Brazil have Bradesco Saúde Insurance and Mediservice plans. Of the 100 largest companies in Brazil, in terms of revenue, 42 are Bradesco Saúde and Mediservice customers (source: Exame Magazine "Melhores e Maiores" ranking, July 2010).

Number of Policyholders of Bradesco Saúde Consolidated

Bradesco Saúde Consolidated has nearly 7.5 million customers. The high share of corporate policies in the overall portfolio (92.5% in September 2010) shows the Company's high level of specialization and customization in the corporate segment, a major advantage in today's supplementary health insurance market.

Mediservice S.A. became a part of Grupo Bradesco de Seguros e Previdência as of February 22, 2008. With a portfolio of over 266 thousand customers, Mediservice has healthcare and dental plans for corporate customers that are conducted on a post-payment basis.

Bradesco Capitalização

	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Net Income (R$ million)	50	57	65	44	65	58	50	55
Revenues from Savings Bonds (R$ million)	658	594	526	575	520	483	413	477
Technical Provisions (R$ million)	3,483	3,317	3,141	3,024	2,865	2,785	2,740	2,706
Clients (in thousands)	2,610	2,583	2,553	2,531	2,507	2,525	2,543	2,546
Market Share from Premiums and Contributions Revenues (%)*	20.0	19.7	20.9	19.7	19.4	19.0	18.3	18.9
* 3Q10 considers data for August 2010.

Revenue increased by 10.8% in comparison with the previous quarter. Net income in the third quarter of 2010 did not surpass that of the previous quarter, mainly as a result of reduced financial result, impacted by the behavior of the profitability of securities indexed to the IPCA.

The result in the first nine months of 2010 is in line with the result observed in the same period last year, mainly due to (i) a 25.6% increase in revenue; (ii) the administrative efficiency ratio that remained at the same level as of those in 2009, and offset, in part, by: (iii) the expenses from the constitution of technical provisions to meet increased sales, mainly from single payment products.

Bradesco Capitalização ended the third quarter of 2010 as a leader in the savings bond industry, due to its policy of transparency and of adjusting its products based on potential consumer demand.

To offer the savings bond that best fits the profile and budget of its customers, the Bank has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating the Pé Quente Bradesco family of products.

Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to social responsibility projects, while also allowing the customer to create a financial reserve.   Bradesco Capitalização currently has partnerships with  the following social and environmental institutions: Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; Instituto Ayrton Senna, which is set apart by transferring a percentage of the amount collected to social projects;   the Brazilian Cancer Control Institute, which contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil; and, finally, Fundação Amazonas Sustentável, through which a part of the amount collected is allocated to environmental conservation and sustainable development programs and projects.

The portfolio is made up of 16.7 million active bonds. Of this total, 32.8% are represented by Traditional Bonds sold in the Branch Network and Bradesco Dia&Noite channels, posting 6.1% growth on September 2009. The remaining 67.2% of the portfolio is represented by Incentive bonds (loan assignments from drawings), such as: partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which increased by 1.7% in comparison with September 2009. Given that the objective of this type of savings plan is to add value to the partner company's product or to foster the compliance of its customers, maturity and grace periods are reduced and have low unitary sale value.

Bradesco Capitalização S.A. maintains a quality management system and holds the latest version of the NBR ISO 9001:2008 certification for Management of Bradesco Savings Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continuous growth.

Bradesco Auto/RE

	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08
Net Income (R$ million)	28	27	22	43	33	40	32	(11)
Net Premiums Written (R$ million)	941	952	935	855	812	754	718	739
Technical Provisions (R$ million)	3,525	3,455	3,402	3,162	2,998	2,940	3,000	2,315
Claims Ratio	69.7	69.9	70.7	70.2	72.3	65.3	72.7	75.7
Selling Ratio	17.3	17.6	17.7	16.6	17.5	16.9	17.3	17.5
Combined Ratio	105.2	105.3	104.3	107.8	106.4	99.9	106.2	111.6
Policyholders (in thousands)	3,208	2,980	2,814	2,592	2,433	2,359	2,280	2,192
Market Share from Premiums and Contributions Revenues (%)*	11.3	11.7	12.1	10.4	10.2	10.1	10.1	10.5
* 3Q10 data considers August 2010.

Insurance premiums in the Auto/RE line held a market share of 11.3% (market data for August 2010).

Net income in the third quarter of 2010 increased by 3.7% in relation to the previous quarter's results, mainly due to a decrease in claims and sales ratios.

Production accumulated up to September 2010 increased by 23.8% in comparison with the amount recorded in the same period last year. Accumulated net income stood at R$28 million, lower than that recorded in September 2009, as a result of: (i) the December 2009 capital reduction, amounting to R$1 billion, which impacted financial income; (ii) the maintenance of selling expenses; at the same level; and (iii) increased administrative expenses resulting from the collective bargaining agreement executed in January 2010.

Grupo Bradesco Seguros e Previdência maintained its leadership position among major  insurers of Brazil's Basic Lines Insurance market, with a market share of 6.5% as of August 2010.

In segments related to Property Insurance, Bradesco Auto/RE has been renewing the insurance programs of its major customers through partnerships with brokers specialized in the segment and fostering a closer relationship with Bradesco Corporate and Bradesco Empresas.

The excellent performance of the oil industry and rebound in the construction industry has also contributed to the growth of Bradesco Auto/RE in this segment.

In Aviation and Maritime Hull insurance, the increased exchange with Managers at Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and naval construction.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of Reinsurance Agreements, which gives insurers the important power to assess and cover risk, and consequently increase competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RFC line, the insurer has increased its customer base. The continuous improvement of pricing and creation of online calculation applications has contributed to an increase in the portfolio.

Grupo Bradesco de Seguros e Previdência held a market share in the Auto/RCF portfolio of 14.8% in August 2010 (Source: Susep).

Number of Policyholders in Auto/RE

In the mass insurance segment of Basic Lines, where products target individuals, self-employed professionals and SMEs, the launch of new products and the continuous improvement of methods and systems have contributed to growth in the customer base, which increased by 31.9% in the last twelve months to a total of 3.2 million customers. This increase can be observed mainly in residential insurance due, to the creation of specific products for customers, such as Residencial Preferencial, and the joint hiring of Auto and Residential insurance. Bradesco Bilhete Residencial also presented excellent performance in the period.

Fee and Commission Income

A breakdown of the variations in fee and commission income for the respective periods is presented below:

Fee and Commission Income	R$ million
	9M10	9M09	3Q10	2Q10	Variation
					YTD	Quarter
Card Income	3,046	2,470	1,080	993	576	87
Checking Account	1,715	1,577	596	577	138	19
Fund Management	1,341	1,172	470	441	168	29
Loan Operations	1,263	1,118	434	439	145	(5)
Collection	795	737	273	265	58	8
Custody and Brokerage Services	341	296	112	115	45	(3)
Consortium Management	314	256	112	105	58	7
Payment	212	190	74	70	22	4
Underw riting / Financial Advising	200	235	85	40	(35)	45
Other	577	440	190	208	137	(18)
Total	9,804	8,491	3,427	3,253	1,313	174

Explanations of the main items that influenced the variation in fee and commission income between periods follow.

Card Income

In the third quarter of 2010, the R$87 million increase in card income on the previous quarter was mainly due to the increased number of transactions, from 230,417 thousand to 250,513 thousand, together with the increase in interest in Visavale, from 34.3% to 45.0%, as of August 2010, and in Cielo, from 26.6% to 28.7%, as of July 2010.

In the first nine months of 2010, Card Fee Income was R$3,046 million, up 23.3% or R$576 million in comparison with the previous year. This performance mainly results from the increase in purchases and services income, and from a 59.2% increase in the cards base, from 88,421 thousand in September 2009 to 140,735 thousand in September 2010, mainly driven by organic business growth and the Banco Ibi merger. It is worth noticing that the positive performance in card fee income, partially offset by the reduced interest in Cielo, from 39.3% to 26.6% in July 2009, and to 28.7% as of July 2010.

In the first nine months of 2010, credit card revenue grew by 43.5% in relation to the same period last year, reaching R$54,068 million, and the number of transactions grew by 39.3% on the same period, from 500,038 thousand to 696,677 thousand.

Checking Account

In the third quarter of 2010, checking account service revenue increased by 3.3% in the quarter, mainly due to a net increase of 579 thousand new checking accounts (547 thousand individual accounts and 32 thousand corporate accounts), in addition to the increase of services provided to the Bank's customers.

Revenue in the first nine months of 2010 increased by 8.8% or R$138 million in comparison with the same period in 2009, resulting mainly from the expansion of the checking account client base, which saw a net increase of 1,780 thousand new accounts (1,709 thousand new individual accounts and 71 thousand new corporate accounts).

Loan Operations

In the third quarter of 2010, income from loan operations amounted to R$434 million, down by 1.1% in comparison with the previous quarter, mainly due to the increased concentration of operations settled in advance in the second quarter of 2010.

The R$145 million growth in the first nine months of 2010 when compared with the same period last year is mainly due to: (i) increased income from guarantees, which grew by 19.2%, mainly resulting from the 8.9% increase in Sureties and Collateral operations; and (ii) the increased number of contracted operations in the period.

Asset Management

Asset management revenue increased by R$29 million in the third quarter of 2010, in comparison with the previous quarter, mainly due to the 7.5% increase in the volume of funds raised in the quarter and the greater number of business days.

The R$168 million or 14.3% increase between the first nine months of 2009 and the first nine months of 2010 was mainly due to the performance of funds raised under Bradesco's management, which grew by 19.5%. The highlight was income from equity investment funds, which grew by 25.5% in the period, followed by growth in fixed income of 20.4%.

Shareholders' Equity	R$ million			Variation %
	Sep/10	Jun/10	Sep/09	Quarter	12M
Investment Funds	258,809	238,400	214,094	8.6	20.9
Managed Portfolios	17,825	17,260	17,050	3.3	4.5
Third-Party Fund Quotas	6,412	7,637	5,767	(16.0)	11.2
Total	283,046	263,297	236,911	7.5	19.5

Asset Distribution	R$ million			Variation %
	Sep/10	Jun/10	Sep/09	Quarter	12M
Investment Funds Fixed Income	232,295	215,561	192,962	7.8	20.4
Investment Funds Variable Income	26,514	22,839	21,132	16.1	25.5
Investment Funds Third-Party Funds	5,055	6,332	4,879	(20.2)	3.6
Total - Investment Funds	263,864	244,732	218,973	7.8	20.5

Managed Funds - Fixed Income	8,918	9,434	8,837	(5.5)	0.9
Managed Funds Variable Income	8,907	7,826	8,213	13.8	8.5
Managed Funds - Third-Party Funds	1,357	1,305	888	4.0	52.8
Total - Managed Funds	19,182	18,565	17,938	3.3	6.9
x
Total Fixed Income	241,213	224,995	201,799	7.2	19.5
Total Variable Income	35,421	30,665	29,345	15.5	20.7
Total Third-Party Funds	6,412	7,637	5,767	(16.0)	11.2
Overall Total	283,046	263,297	236,911	7.5	19.5

Cash Management Solutions (Payments and Collections)

The R$12 million or 3.6% increase in revenue in the third quarter of 2010 in relation to the previous quarter is mainly related to the increase in business and the number of documents processed, which grew from 364 million to 387 million during the period in question.

In relation to the first nine months of 2010, compared to the same period in 2009, Payment and Collection income increased 8.6%, or R$80 million, also due to an increase in the number of processed documents, which grew from 945 million in the first nine months of 2009 to 1,096 million in the nine months of 2010.

Consortium Management

The 4.6% increase in the sale of net quotas in the third quarter of 2010 led Bradeso Consórcios to sell 20.4 thousand more quotas than in the previous quarter, resulting in 6.7% growth in revenue on the same period, ensuring Bradesco's leading position in all segments (real estate, auto, trucks/tractors).

In the comparison between the first nine months of 2010 and the same period in the previous year, there was a 22.7% increase in revenue, resulting from bids and the increased sale of new quotas, from 380,883 net quotas sold as of September 30, 2009 to 454,146 as of September 30, 2010.

Custody and Brokerage Services

In the third quarter of 2010, total revenue from custody and brokerage services decreased slightly by 2.6%, primarily due to a reduction in brokerage revenues from the lower volume traded on the BM&FBovespa in the quarter, offset by the increased revenue from custody services.

In comparison with the first nine months of 2010 and the same period in 2009, the 15.2% revenue growth is mainly related to the recovery of volumes traded on the BM&FBovespa, which impacted brokerage revenues, and to the revenue growth in custody services due to an increase in assets under custody.

Underwriting / Financial Advising

The R$45 million increase in the third quarter of 2010 versus the previous quarter mainly refers to increased gains with capital market operations in the third quarter, highlighting the Petrobras IPO.

Revenue decreased by R$35 million in the first nine months of 2010 when compared with the same period in the previous year, mainly due to capital market operations gains in the second quarter of 2009, highlighting Cielo's IPO operation.

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	Variation
	9M10	9M09	3Q10	2Q10	YTD	Quarter
Administrative Expenses
Third-Party Services	2,246	1,705	791	730	541	61
Communication	1,025	893	348	343	132	5
Depreciation and Amortization	710	513	250	239	197	11
Data Processing	615	560	219	206	55	13
Advertising and Marketing	521	306	212	157	215	55
Transportation	466	376	163	161	90	2
Rent	420	411	139	137	9	2
Asset Maintenance	331	302	113	110	29	3
Leasing	272	302	87	87	(30)	-
Financial System Services	267	191	89	92	76	(3)
Materials	204	161	75	66	43	9
Security and Surveillance	203	185	70	66	18	4
Water, Energy and Gas	156	146	48	53	10	(5)
Trips	89	55	39	29	34	10
Other	751	641	246	262	110	(16)
Total	8,275	6,747	2,890	2,738	1,528	152

Personnel Expenses
Structural	5,510	4,892	1,945	1,831	618	114
Social Charges	4,214	3,801	1,491	1,407	413	84
Benefits	1,296	1,091	454	424	205	30
Non-Structural	1,259	994	466	407	265	59
Management and Employees Profit Sharing (PLR)	736	582	274	228	154	46
Provision for Labor Claims	378	284	141	128	94	13
Training	68	71	30	26	(3)	4
Termination Costs	77	57	21	25	20	(4)
Total	6,769	5,886	2,411	2,238	883	173
x
Total Administrative and Personnel Expenses	15,044	12,633	5,301	4,976	2,411	325

In the third quarter of 2010, Administrative and Personnel Expenses totaled R$5,301 million, an increase of 6.5% in relation to the previous quarter.

In the comparison between the first nine months and between quarters, increases were mainly the result of organic business expansion and the consolidation of Banco Ibi in November 2009, which impacted the 2010 period.

Personnel Expenses

In the third quarter of 2010, personnel expenses amounted to R$2,411 million, up 7.7% or R$173 million from the previous quarter.

In the structural portion, the R$114 million increase was basically due to: (i) the adjustment to increase salary levels, according to the collective bargaining agreement and restatements from labor obligations, amounting to R$76 million, R$29 million of which corresponding to the increase in the monthly payroll as of September 2010; (ii) higher expenses with salaries and social charges, amounting to R$12 million; and (iii)

greater benefits, amounting to R$26 million. The last items were impacted by hiring of a net total of 2,799 new employees in the period.

In the non-structural portion, the R$59 million increase is mainly due to: (i) increased expenses with employee profit sharing (PLR), amounting to R$46 million; and (ii) increased provision for labor claims, amounting to R$13 million.

Personnel Expenses

Compared to the first nine months of 2009, the R$883 million in growth in the first nine months of  2010 reflects: (i) the "structural" portion of R$618 million, mainly related to: (a) greater expenses with payroll, social charges and benefits, partially from wage increases; and (b) the net increase in staff by 6,976 employees in the last 12 months, including the merger of Banco Ibi; and (ii) the increase in the "non-structural" portion of R$265 million, mainly resulting from: (a) greater expenses with employee and management profit sharing (PLR), amounting to R$154 million; and (b) greater expenses with the provision for labor claims, amounting to R$94 million.

Administrative Expenses

In the third quarter of 2010, administrative expenses were R$2,890 million, up 5.6% or R$152 million from the previous quarter. The main variations were: (i) R$61 million in services to third-parties; (ii) R$55 million in advertising expenses; and (iii) R$13 million in higher expenses with data processing.

The R$1,528 million, or 22.6%, increase in the first nine months of 2010 versus the same period last year mainly reflects: (i) organic growth and consequent increase in service points (from 42,563 on September 30, 2009 to 52,015 on September 30, 2010); (ii) increased business volume; (iii) contractual adjustments; (iv) the merger of Banco Ibi, and (v) higher advertising and publicity expenses.

Operating Coverage Ratio (*)

In the quarter, the coverage ratio in the last twelve months improved by 0.2 p.p., reflecting (i) increased fee and commission income; and partially offset by: (ii) increased administrative and personnel expenses resulting from business expansion and the impact of the collective bargaining agreement.

Tax Expenses

The R$45 million growth in tax expenses in the third quarter of 2010, in comparison with the second quarter of 2010 is mainly due to increased expenses with Cofins from higher taxable income.

Tax expenses grew by R$421 million in the first nine months of 2010 versus the first nine months of 2009, mainly due to the increase in expenses with ISS/PIS/Cofins taxes reflecting higher taxable income, especially financial margin and fee and commission income.

Equities in the Earnings of Affiliated Companies

In the third quarter of 2010, equity in the earnings of affiliated companies was R$19 million, remaining stable in comparison to the previous quarter.

In the first nine months of 2010 there was a R$9 million growth in comparison with the same period last year, mainly resulting from greater earnings in the affiliated company IRB Brasil Resseguros, amounting to R$13 million.

Other Operating Expenses (Net of Operating Revenue)

In the third quarter of 2010, other operating expenses, net of other operating revenues, amounted to R$598 million, a 1.7% variation or R$10 million, a slight variation in comparison with previous quarters. This growth mainly reflects increased recording of operating provisions.

Compared with the first nine months of 2009, the R$326 million increase in the first nine months of 2010 in other operating expenses net of other operating revenue basically results from higher expenses with: (i) the recording of operating provisions, especially for civil contingencies; (ii) goodwill amortization; and (iii) the operating expenses from the Banco Ibi merger in November 2009.

Operating Income

In the third quarter of 2010, Operating Income was R$3,714 million, up 1.9% or R$68 million from the previous quarter, mainly reflecting: (i) the R$255 million increase in financial margin; (ii) the decreased allowance for loan losses, totaling R$102 million; (iii) the increased fee and commission income, totaling R$174 million; and offset by: (iv) an increase in personnel and administrative expenses of R$325 million; (v) reduced operating result from Insurance, Private Pension Plans and Savings Bonds in the amount of R$83 million; and (vi) an increase in tax expenses of R$45 million.

In the comparison between the first nine months of 2010 and the same period in 2009, the R$2,893 million increase, or 37.9%, was mainly due to: (i) the reduced allowance for loan losses, totaling R$2,380 million; (ii) the R$1,776 million increase in the financial margin ; (iii) the growth in fee and commission income, totaling R$1,313 million; (iv) the increase in the operating result of Insurances, Private Pension and Savings

Bonds, totaling R$573 million; partially offset by: (v) an increase in personnel and administrative expenses of R$2,411 million; (vi) an increase in tax expenses of R$421 million; and (vii) greater other operating expenses (net of other revenues), in the amount of R$ 326 million.

Non-Operating Income

In the third quarter of 2010, non-operating income stood at R$10 million, a R$2 million variation in relation to the previous quarter, mainly due to reduced losses from the sale of assets.

In the comparison between the first nine months of 2010 and the same period in 2009, the variation was mainly due to greater gains from the sale of assets, highlighting the sale of Visa Inc. shares.

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Sustainability

Bradesco was once again selected as a part of the Dow Jones Sustainability Index, New York Stock Exchange index that brings together companies with the best sustainability practices. In practice, being included in the DJSI represents the recognition by the capital market of strategic actions adopted by the Organization in order to promote sustainable development.

In June 2010, Bradesco participated in the Equator Principles Financial Institutions Annual Meeting and in the International Finance Corporation (IFC a member of the World Bank Group) Community of Learning, held in Washington, DC. The participants also discussed issues brought up at the EPFI-NGO Meeting, which sought a dialogue between Equator Principles Financial Institutions and Non-Governmental Organizations and took place in February 2010, in Switzerland, with the participation of Bradesco. On July 22, Bradesco attended the Review of Its Social Environmental Standards, Disclosure Policy meeting, organized by the IFC, and strengthened its support of the constant update of information and further development of social and environmental criteria in project financing.

On July 13, Bradesco held the 8th Suppliers' Meeting, bringing together 130 supply companies for a presentation of the Bank's sustainability strategy. Since it began in 2006, over 800 companies have already taken part in this meeting.

By October 31, Bradesco will make collection points available in its administrative buildings in order to collect technological waste. All material collected will be sent to a specialized company which will process the equipment, transforming it into raw material for the ceramic, glass and paint industries, among others.

Bradesco Auto/RE launched a product exclusively for inhabitants of Morro Dona Marta, in Rio de Janeiro: Bradesco Bilhete Residencial Estou Seguro. The annual value of the policy starts at R$9.90, and the contracting process is simple and free of bureaucracy. In order to clarify customers' doubts about insurance, Bradesco Auto/RE prepared an informative brochure that is distributed to the population, free of charge.

Época magazine recognized Bradesco as a leader in Climate Policy by presenting it with the Prêmio Época de Mudanças Cimáticas (Época Climate Change Award). The initiative, promoted in partnership with PricewaterhouseCoopers (PwC), highlights the policies and actions of companies seeking to reduce the carbon emissions of their operations.

Investor Relations Area - IR

Continuing its 2010 Apimec Meetings cycle, Banco Bradesco held eight meetings in the third quarter in the cities of Florianópolis, Curitiba, Fortaleza, Belo Horizonte, Brasília, Porto Alegre, Rio de Janeiro and São Paulo. Over 2,500 people, among them analysts, shareholders, customers and investors attended the meetings. All meetings were broadcast live over the internet, both in Portuguese and in English, and were watched by over 19 thousand viewers. A summary of all events and a replay of the São Paulo Meeting are available at www.bradesco.com.br/ri.

The Investor Relations Area, in partnership with Bradesco Ágora Corretora, was present at the 8th São Paulo Expomoney. Over 20 thousand people participated in the three-day event focused on financial education.

Corporate Governance

In September 2010, Bradesco received the Escore Gamma 7 (Governance, Accountability, Management Metrics and Analysis) rating, awarded on a scale of 1 to 10 by Standard & Poor's Governance Services, which ratifies the Bank's sound corporate governance processes and general practices. Bradesco was the first Brazilian company to disclose this rating to the market. It is important to point out that, worldwide, the highest Governance score ever disclosed by Standard and Poor's is 7+. The Bank was also rated AA (Excellent Corporate Government Practices) by Austin Rating.

Regarding corporate governance structure, Bradesco's Board of Directors is supported by five statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital

Allocation), in addition to 41 Executive Committees that assist the Board of Executive Officers in performing their duties.

Shareholders are entitled to 100% tag-along rights for common shares and 80% for preferred  shares and to a minimum mandatory dividend of 30% of adjusted net income, which is above the 25% minimum established by the Brazilian Corporation Law. Preferred shares are entitled to dividends 10% greater than those attributed to the common shares.

On March 10 and June 10, 2010, all matters submitted to the Shareholder's Meetings were approved.

For more information, see the corporate governance section of the investor relations website at http://www.bradesco.com.br/ri.

Bradesco Shares

Number of Shares Common (ON) and Preferred (PN) (*)

	In thousands
	Sep10	Dec09	Dec08	Dec07	Dec06	Dec05
Common Shares	1,881,225	1,710,205	1,534,806	1,009,337	500,071	489,450
Preferred Shares	1,881,225	1,710,346	1,534,900	1,009,337	500,812	489,939
Subtotal Outstanding	3,762,450	3,420,551	3,069,706	2,018,674	1,000,883	979,389
Treasury Shares	-	6,535	163	2,246	758	464
Total	3,762,450	3,427,086	3,069,869	2,020,920	1,001,641	979,853
(*) Stock bonuses and splits during the periods were not included.

On September 30, 2010, Banco Bradesco's capital stock was R$28.5 billion, composed of 3,762,450 thousand shares (all book-entry shares without par value), of which 1,881,225 thousand were common shares and 1,881,225 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 47.6% of voting capital and 23.8% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações, which in turn is controlled by Fundação Bradesco and Elo Participações e Investimento, a majority of shareholders of which are members on Bradesco's Board of Directors, Statutory Executive Board and skilled employees.

Number of Shareholders Domiciled in Brazil and Abroad

	Sep10%		Ownership of Capital (%)	Sep09%		Ownership of Capital (%)
Individuals	339,339	89.7	24.5	346,844	89.8	25.5
Corporate	37,218	9.8	43.8	37,719	9.7	43.8
Subtotal of Domiciled in the Country	376,557	99.5	68.3	384,563	99.5	69.3
Domiciled Abroad	1,774	0.5	31.7	1,748	0.5	30.7
Total	378,331	100.0	100.0	386,311	100.0	100.0

On September 30, 2010, there were 376,557 shareholders domiciled in Brazil, accounting for 99.5% of total shareholders and holding 68.3% of	all shares, while there were 1,774 shareholders residing abroad, accounting for 0.5% of shareholders and holding 31.7% of the shares.

Share Performance (*)

	In R$ (except when indicated)
	3Q10	2Q10	Variation %	9M10	9M09	Variation %
Net Income per Share	0.67	0.65	2.6	1.89	1.55	22.1
Dividends/Interest on Shareholders' Equity Common Share (after Income Tax - IR)	0.193	0.175	10.0	0.536	0.448	19.6
Dividends/Interest on Shareholders' Equity Preferred Share (after Income Tax - IR)	0.212	0.194	9.7	0.588	0.493	19.3
Book Value per Share (Common and Preferred)	12.26	11.77	4.2	12.26	10.48	17.0
Last Business Day Price Common	26.95	21.16	27.3	26.95	24.09	11.9
Last Business Day Price Preferred	33.92	25.55	32.7	33.92	29.13	16.4
Market Capitalization (R$ million) (1)	114,510	87,887	30.3	114,510	98,751	16.0
Market Capitalization (R$ million) - Most Liquid Share (2)	127,622	96,148	32.7	127,622	108,103	18.1
(*) Adjusted for corporate events in the periods.
(1) Number of shares (less treasury shares) x closing quote for common and preferred shares on last day in period;
(2) Number of shares (less treasury shares) x closing quote for common and preferred shares on last day of period.

Bradesco's preferred shares recorded strong performance in the third quarter of 2010, climbing 32.7% in the quarter and up an accumulated 12.8% in the year. Common shares grew by 27.3% in the quarter and 8.7% in the year.

Bradesco share performance in the quarter was greater than that of the Market and its peers, which, in our opinion, shows our excellent results in the second quarter.

The third quarter was characterized by the continuous improvement of expectations for the situation in Europe. Moreover, despite signs of a slowdown in the American economy that initially weighed down the market, signs that the FED is ready to loosen monetary policy in order to support the economy have had a positive effect on the market.

Main Indicators

Market Value: considers the closing price of common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders' Equity: indicates the multiple by which Bradesco's market value exceeds its book shareholders' equity. Formula used: Market value divided by book shareholders' equity.

Dividend Yield: the ratio between the share price and the dividends and/or interest on shareholders' equity paid to shareholders in the last twelve months, which indicates the return on investment represented by the allocation of net income.
Formula used: amount received by shareholders as dividends and/or interest on shareholders' equity in the last twelve months divided by the closing quote of preferred shares on the last trading day in the period.

Weighting in Main Stock Market Indexes

Bradesco shares are components of Brazil's main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG) and the Special Corporate Governance Stock Index (IGC). In September 2010, Bradesco had the largest participation in the Financial Index portfolio launched in January 2010.

%	Sep10
Ibovespa	2.9
IB rX - 50	6.8
IB rX - 100	7.5
BM&FBOVESPA Financial Index (IFNC)	20.5
Corporate Sustainability Index (ISE) (1)	5.0
Special Corporate Governance Stock Index (IGC)	6.8
Special Tag-Along Stock Index (ITAG)	12.8

(1) In 2010, new rules were adopted for the index portfolio breakdown (limit per sector 15%).

Dividends/Interest on Shareholders' Equity

In the first nine months of 2010, R$2,408 million were allocated to shareholders as dividends and interest on shareholders' equity, equivalent to 31.6% of book net income of the period. Taking into consideration the figure in the last twelve months, the percentage corresponds to 35.9%. The amounts allocated in recent years have surpassed the limits mandated by Brazilian Corporation Law and by the Company's Bylaws.

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Market Share of Products and Services

The market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Sep10	Jun10	Sep09	Jun09
Banks Source: Brazilian Central Bank (Bacen)
Time Deposits	N/A	13.6	13.3	13.9
Savings Deposits	N/A	14.1	13.9	13.9
Demand Deposits	N/A	18.5	19.1	18.4
Loan Operations (1)	12.5	12.6	12.6	13.2
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	18.0	19.0	20.6	21.6
Online Collection (Balance)	29.2 (**)	29.2	29.7	29.4
Number of Branches	18.4 (*)	18.4	18.1	17.7
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	21.3 (*)	21.4	21.1	20.5
Brazilian Unified Tax Collection System Document (DAS)	15.0 (*)	17.0	16.8	16.7
Banks Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	14.6 (*)	14.6	14.3	14.2
Benefit Payment to Retirees and Pensioners	21.1 (*)	20.8	19.6	19.6
Banks Source: Anbima
Investment Funds + Portfolios	16.8	16.5	16.6	15.9
Insurance, Private Pension Plans and Savings Bonds Source:
Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Private Pension Plan and Savings Bond Premiums	24.8 (*)	24.8	23.5	23.1
Insurance Premiums (including Long-Term Life Insurance - VGBL)	25.2 (*)	25.3	23.8	23.4
Life Insurance and Personal Accident Premiums	17.0 (*)	16.8	16.3	16.0
Auto/Basic Lines (RE) Insurance Premiums	11.3 (*)	11.7	10.2	10.1
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	14.8 (*)	15.2	13.3	13.4
Health Insurance Premiums	50.7 (*)	50.4	48.1	47.4
Revenues from Private Pension Plans Contributions (excluding VGBL)	27.1 (*)	26.2	25.9	25.1
Revenues from Savings Bonds	20.0 (*)	19.7	19.4	19.0
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	31.1 (*)	31.4	32.0	35.1
Insurance and Private Pension Plans Source:
National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	33.5 (*)	33,5	32,4	31.6
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	23.4 (*)	22,1	20,7	19.0
Private Pension Plan Investment Portfolios (including VGBL)	35.2 (*)	35,4	36,7	36.8
Credit Card Source: Abecs
Credit Card Revenue	21.6 (*)	21.5	19.0	18.8
Leasing Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.0 (*)	19.1	19.5	19.9
Consortia Source: Bacen
Real Estate	N/A	27.5	26.7	26.7
Auto	N/A	24.2	23.4	22.7
Trucks, Tractors and Agricultural Implements	N/A	15.4	14.5	14.3
International Area Source: Bacen
Export Market	25.6	25.8	25.3	26.0
Import Market	19.8	19.5	18.8	18.5
(1) Central bank data is preliminary;
(*) Base date: August 2010;
(**) Base date: July 2010; and
N/A Not Available.

Market Share of Products and Services

Bradesco customers enjoy a wide range of options for consulting and carrying out their financial transactions and acquiring products and services through high-tech means, such as ATMs, telephone (Bradesco Fone Fácil), the Internet and mobile phones (Bradesco Celular).

As part of our commitment to social responsibility, people with special needs can rely on various special services provided by the Bradesco Dia&Noite Customer Service Channels, such as:

  Accessibility to the ATM Network for the visually-impaired and wheelchair users;

  Internet banking utility for the visually impaired; and

  Personalized assistance for the hearing impaired, by means of the digital language in Fone Fácil.

Branch Network

Region	Sep10		Market Share	Sep09	Market	Market Share
	Bradesco	Market (*)		Bradesco
North	169	787	21.5%	166	777	21.4%
Northeast	531	2,705	19.6%	529	2,676	19.8%
Midw est	291	1,438	20.2%	285	1,420	20.1%
Southeast	1,971	10,420	18.9%	1,922	10,303	18.7%
South	536	3,676	14.6%	517	3,731	13.9%
Total	3,498	19,026	18.4%	3,419	18,907	18.1%
(*) 2010 data based on August.

Compulsory Deposits/Liabilities

%	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08
Demand Deposits
Rate [1,5]	43	42	42	42	42	42	42	42
Additional [2,6,8]	8	8	8	5	5	5	5	5
Liabilities*	29	30	30	30	30	30	30	30
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	18	18	18	21	21	21	21	21
Savings Deposits
Rate [3]	20	20	20	20	20	20	20	20
Additional [2,6,8]	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate [4,7,9]	15	15	15	13.5	13.5	15	15	15
Additional [2,6,8]	8	8	8	4	4	4	4	5
Free	77	77	77	82.5	82.5	81	81	80

* At Banco Bradesco, liabilities are applied to Rural Loan.
1 Collected in cash and not remunerated.
2 Collected in cash with the Special Clearance and Custody System (Selic) rate.
3 Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.;

4 Pegged to securities. As of the calculation period from November 3 to 7, 2008, compliance as of November 14, 2008, liabilities began to be met by 70% in cash without remuneration and 30% by government securities pegged to the Selic rate; as of January 5 to 9, 2009, compliance as of January 16, 2009, liabilities began to be met by 60% in cash without remuneration and 40% by government securities pegged to the Selic rate; and as of September 21 to 25, 2009, compliance as of October 2, 2009, liabilities began to be met by 45% in government securities and 55% in cash;

5 Fundo Garantidor de Créditos (FGC) from August 2008, as of the calculation period from October 20 to 31, 2008, was prepaid 60 times, compliance as of October 29, 2008.
6 As of the calculation period from November 17 to 21, 2008, compliance as of December 1, 2008, additional liabilities were collected in government securities pegged to the Selic rate;
7 Liabilities in cash may be met using credits acquired up to March 31, 2010, as provided for by current regulations;
8 As of the calculation period, from March 8 to 12, 2010, compliance as of March 22, 2010, liabilities began to be met in cash with the Selic rate; and
9 As of the period from March 29 to April 1, 2010, compliance as of April 9, 2010, liabilities began to be met in cash with the Selic rate; acquisitions made by December 31, 2010 can be deducted.

Investments in Infrastructure, Information Technology and Telecommunications

Information Technology (IT) is a strategic factor for Bradesco Organization, which is constantly updating its technological platform with pioneering and innovative initiatives coupled with infrastructure solutions that allow for secure, fast and convenient operations.

Bradesco has always been a pioneer and the 15th anniversary of the first Brazilian corporate website, www.bradesco.com.br, is sound proof of such. The portal contains 53 institutional websites and 23 transaction websites, providing its users with a friendly environment, convenience and security to carry out their transactions.

Information Technology, an important intangible asset of the Organization, is key for the Bank s evaluation as the private company and as the financial institution with the most valuable brand in Brazil, which was appraised in R$14.9 billion, according the specialized consulting firm BrandAnalytics/Millward Brown for the IstoÉ Dinheiro magazine.

Guided by best practices and protected against contingencies, Bradesco's IT infrastructure has central computers with processing capacity of over 170,000 Mips (million instructions per second), as well as over 6,700 corporate servers. Every day an average of 214 million transactions are processed, with availability remaining at 99.9%. The management of this environment seeks to transform the complex into the simple and manageable, while maintaining low operating risk and the scalability needed to support the Bank's growth.

As a prerequisite for its continuous expansion, in the third quarter of 2010, Bradesco invested R$2,694 million in order to update its IT environment, drawing on best practices and existing technologies.

The total amount invested in recent years, including infrastructure (facilities, movable property and fixtures) can be found below:

	R$ million
	9M10	2009	2008	2007	2006
Infrastructure	370	630	667	478	354
Information Technology and Telecommunication	2,324	2,827	2,003	1,621	1,472
Total	2,694	3,457	2,670	2,099	1,826

Market Risk

Market Risk Analysis

Market risk is carefully monitored, measured and managed. The Organization's market risk exposure profile is conservative, and all guidelines are monitored independently and on a daily basis.

Market risk control is performed for all companies in the Organization, on a corporate and centralized basis. All activities exposed to market risk are mapped, measured and classified in terms of probability and magnitude, and respective mitigation plans duly approved by the governance structure.

Bradesco aims to always be aligned with the best international market prices, local regulations and Basel recommendations. Accordingly, on June 30, 2010, Bradesco filed an application with the Central Bank of Brazil for the use of its internal market risk models for capital allocation, which comply with the requirements of the autonomous government agency, and consequently with those of New Basel Capital Accord (Basel II). With this initiative, Bradesco hopes to reduce the allocation of capital to market risk with the utilization, once authorized by the Central Bank, of its own internal models.

Market Risk

In the third quarter of 2010, risk aversion decreased significantly in the international market. Initially this was due to the realization of stress tests by European banks, which reduced the probability of extreme events, such as a new problem in the region's financial system or contagion in world markets. Concern with the recovery in U.S. economic activity increased, caused primarily by weaker employment data. Consequently, during the third quarter, significant downward revisions occurred in market forecasts for U.S. GDP growth in both 2010 and 2011. However, the market's reaction to these events was to further reduce risk aversion, given its understanding that the weakness of the U.S. economy would lead the FED to pursue further monetary expansion (quantitative loosening or the purchase of Treasury securities by the FED). This generated a flattening of the U.S. yield curve, pressuring the yield curves of other countries worldwide and leading to a recovery in risk appetite and strong depreciation in the U.S. dollar. The strengthening of other currencies (in both advanced and emerging economies) as a result of USD depreciation and the increased risk appetite caused discomfort in most of these governments, which began to implement measures to contain currency appreciation, such as more aggressive purchases for international reserves and capital controls.

In the local economy, the Central Bank continued its cycle of rate hikes at the July meeting of the Monetary Policy Committee (Copom), raising the Selic rate by half a percentage point to 10.75% p.a. At its September meeting, however, Copom moved to interrupt the tightening cycle, leaving the Selic rate unchanged. This decision by the monetary authority was anchored in the significant deceleration in inflation (with rates stable for several months) and in the pace of economic growth (especially indicators for the industrial sector). This scenario is completed by an external environment that still benefits inflation and an economy that from this point forward should grow at its potential, which should enable the current level of interest rates to be maintained over the coming months and possibly even into 2011. Thus, in addition to the impact of the flattening of the external yield curve on our fixed-rate curve, markets also reacted to inflation data, weaker economic activity and the Central Bank's decision to interrupt the tightening cycle. For the exchange rate, the overall trend was intense, even though Petrobras' capitalization operation generated strong foreign currency inflows.

In the third quarter of 2010, the average risk declined due to the lower exposure to certain risk factors in line with the previous quarters, as the following chart shows.

VaR Trading Portfolio

Risk Factors	R$ thousand
	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08
Fixed Rate	6,061	3,544	3,870	10,351	3,541	5,680	16,282	76,236
General Price Index - Market (IGP-M)	1,569	494	512	289	221	154	54	18
Extended Consumer Price Index (IPCA)	1,563	716	1,200	2,799	13,061	69,167	66,173	267,651
Domestic Exchange Coupon	873	1,505	729	179	372	876	7,338	13,991
Foreign Currency	455	172	12,789	954	1,444	6,709	10,159	23,070
Variable Income	2,181	4,894	3,264	7,766	5,495	2,952	12,021	4,499
Sovereign /Eurobonds and Treasuries	302	3,113	2,250	9,250	15,417	34,619	88,015	170,532
Other	1	4	23	24	25	94	57	61
Correlation/Diversification Effect	(4,532)	(8,900)	(8,382)	(11,556)	(14,105)	(35,176)	(70,887)	(112,617)
VaR at the End of the Quarter	8,473	5,542	16,255	20,056	25,471	85,075	129,212	443,441

Average VaR in the Quarter	9,674	10,780	15,698	27,648	48,284	91,597	206,152	550,624
Minimum VaR in the Quarter	5,294	5,288	10,091	16,588	21,345	58,111	120,399	221,038
Maximum VaR in the Quarter	15,021	32,096	28,226	35,732	87,731	123,059	417,290	750,559

Backtesting Trading Portfolio VaR

The method applied and existing statistical models are validated on a daily basis using backtesting techniques. This technique compares the daily VaR calculated with the result obtained from the same positions used to calculate VaR (hypothetical result) as well as with the result obtained already considering the transactions on the day for which VaR was estimated (effective result). The main purpose is to monitor, validate and assess the adherence of the VaR model, and the number of breaks must be aligned with the confidence interval previously established by modeling.

Market Risk

Stress Analysis

To estimate possible loss not contemplated by VaR, Bradesco assesses the possible effects on positions under stress scenarios on a daily basis. Stress Analysis is a tool that seeks to quantify the negative impacts of economic shocks and events that are financially adverse to the Institution's positions. For this purpose, crisis scenarios are prepared based on historical data and prospects for risk factors in which the trading portfolio has a position. Accordingly, considering the effects of diversification across risk factors, the average potential loss estimated in a stress situation was R$250 million in the third quarter of 2010, while the maximum estimated potential loss was estimated at R$387 million.

Trading Portfolio Stress Analysis

	R$ million
	With Diversification					Without Diversification
	Sep10	Jun10	Mar10	Dec09	Sep09	Sep10	Jun10	Mar10	Dec09	Sep09
At the End of the Quarter	164	146	190	400	482	252	272	396	632	844
Average in the Quarter	250	184	310	489	655	355	373	528	790	1,182
Minimum in the Quarter	84	117	186	375	415	177	253	347	597	813
Maximumin the Quarter	387	326	396	585	903	489	650	652	963	1,607

In addition to monitoring and controlling VaR and the stress analyses, a sensitivity analysis of the trading portfolio is conducted on a daily basis,	measuring the effects on the portfolio of changes in market curves and prices.

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Independent Auditors' Report on the Limited Review of Supplementary Accounting
Information Presented in the Report on Economic and Financial Analysis

To the Board of Directors Banco Bradesco S.A.

1. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of September 30, 2010, June 30, 2010 and September 30, 2009, on which we issued a report without exceptions dated October 26, 2010, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank's management to permit additional analysis and is not a required part of the Quarterly Information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order that this information be fairly presented, in all material respects, in relation to the Quarterly Information, referred to in paragraph one, taken as a whole.

São Paulo, October 26, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Luís Carlos Matias Ramos
Contador
CRC 1SP171564/O-1

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Management Report

Dear Shareholders,

We hereby present, for your appreciation, the consolidated financial statements of Banco Bradesco S.A. for the quarter ended September 30, 2010, prepared in accordance with the Brazilian Corporation Law.

The pace of global economic growth has remained moderate, with growth led by developing economies and marked by a lack of significant inflationary pressures. The strategies adopted by developed economies to weather the financial crisis should ensure low asset prices worldwide in the coming quarters. Moreover, the expectation of more aggressive action by the U.S. government to expand liquidity has caused the dollar to depreciate, leading currency around the globe to strengthen.

After strong growth in the first three months of this year, Brazil's economy is now growing at a steady, though still very robust, pace. Unemployment is at record low levels, helping to sustain demand. In the coming quarters, investment and household consumption should remain strong within an environment characterized by political stability and intense social mobility.

At the Bradesco Organization, various important events occurred in the first nine months of the year:

  On August 9, Bradesco jointly with Banco do Brasil entered into a Memorandum of Understanding with Caixa Econômica Federal for the latter's participation in a company to be incorporated that will manage Elo, the new Brazilian brand of credit, debit and prepaid cards to be offered to the account holders and non-account holders of the respective banks.

  On August 19, Bradesco Seguros jointly with ZNT Empreendimentos and Odontoprev, signed a Memorandum of Understanding with BB Seguros to form a strategic alliance for the development and marketing of dental products;

  On September 2, Bradesco jointly with its subsidiary CPM Braxis S.A. and other shareholders in this company, entered into an agreement with Capgemini S.A., through which Capgemini acquired 55% of the shares issued by CPM Braxis to become its controlling shareholder;

  on September 10, Bradesco once again was selected as a component of the Dow Jones Sustainability Index (DJSI), a stock index on the New York Stock Exchange indicator that lists the best companies worldwide in terms of corporate governance and social responsibility practices.

In the period from January 1 to September 30, 2010, Bradesco recorded Net Income of R$7.035 billion, for earnings per share of R$1.87 and annualized return on average shareholders' equity of 22.21%(*). Annualized return on average total assets was 1.70%, compared to 1.64% in the same period a year ago.

In the first nine months of 2010, a total of R$4.160 billion terms of Interest on Shareholders' Equity and Dividends was paid and provisioned, of which R$2.408 billion related to the income generated in the period (R$938 million paid monthly and R$1.470 billion provisioned) and R$1.752 billion was related to fiscal year 2009 (R$43 million paid on January 4, 2010 and supplementary payments totaling R$1.709 billion made on March 9, 2010).

Payments and provisioning of taxes and contributions, including social security, amounted to R$10.766 billion in the period from January to September 2010, of which R$4.398 billion corresponded to tax withheld and collected from third parties and R$6.368 billion was calculated based on the operations of Bradesco Organization, with the latter amount equivalent to 90.52% of Net Income.

Paid-in Capital Stock stood at R$28.500 billion at the end of the quarter. Combined with the Equity Reserves of R$17.614 billion, Shareholders' Equity came to R$46.114 billion, up 18.61% year-on-year and corresponding to book value per share of R$12.26.

Calculated based on its stock price, Bradesco s Market Capitalization stood at R$114.510 billion on September 30, equivalent to 2.48 times its Shareholders' Equity and 15.96% higher than the R$98.751 billion recorded on the same date in 2009.

Managed Shareholders' Equity was equal to 7.65% of Consolidated Assets, which totaled R$611.903 billion, up 25.99% from September 2009. Accordingly, the Capital Adequacy Ratio reached 15.99% of the consolidated financial result and 15.70% of the consolidated economic and financial result, above the minimum 11% established by National Monetary Council

Resolution 2,099 of August 17, 1994, and in accordance with the Basel Committee. At the end of the quarter, the fixed asset ratio in relation to Consolidated Regulatory Capital was 47.29% of the consolidated financial result and 16.66% of the consolidated economic and financial result, well within the maximum limit of 50%.

In compliance with Article 8 of Circular Letter 3,068 issued on November 8, 2001 by Brazilian Central Bank, Bradesco declares that it has both the financial capacity and intent to hold until maturity those securities classified under held-to-maturity securities .

Total funding and assets managed by the Bradesco Organization as of September 30 came to R$838.455 billion, up 24.25% from a year earlier, composed as follows:

		US$3.278	billion in import financing operations in foreign currency;

		R$17.644	billion in leasing operations;

		R$13.659	billion in rural lending;

		R$73.163	billion in consumer financing, including R$9.073 billion in credit card receivables;

		R$35.293	billion in securities and guarantees; and

		R$24.428	billion in operations involving the onlending of foreign and domestic funds, which are mainly originated from the National Economic and Social Development Bank (BNDES), a leading onlending agent.
R$343.203	billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

R$283.046	billion in assets under management, comprising investment funds, managed portfolios and shares in third-party funds, up 19.47% on September 2009;

For real estate credit activities, in the first nine months of the year, the Organization allocated a total of R$6.798 billion to the construction and acquisition of homes (mortgage), corresponding to 47,827 units.

BBI, the Organization's Investment Bank, coordinated the issue of primary and secondary shares, standing out as the leading coordinator of Petrobras's IPO, the largest capitalization in world history. Bradesco also intermediated the issues of debentures, promissory notes, mortgage-backed securities and receivables-backed investment funds worth a combined R$131.798 billion in the period, which corresponded to 84.47% of the volume of these issues registered at the Securities and Exchange Commission of Brazil (CVM). Another highlight was financing for structured projects and operations with Bradesco for origination, distributing and managing clients' financial assets, flows and balances.

With a leading position in the Insurance, Supplementary Pension Plan and Savings Bonds, Grupo Bradesco de Seguros e Previdencia recorded Net Income of R$2.125 billion and Shareholders' Equity of R$11.392 billion on September 30, 2010. Net insurance premiums written, private pension plan contributions and savings bond income stood at R$21.660 billion, up 18.41% in comparison with the same period last year.

R$119.269

billion in the foreign exchange portfolio, borrowings and onlendings, working capital, payment and collection of taxes and charges, funds from security and subordinated debt issues in Brazil and other funding operations;

R$82.363	billion registered as technical provisions for insurance, supplementary private pension plans and savings bonds, up 15.35% on a year earlier; and

R$10.574	billion in international funding through public and private issues, subordinated debt and securitization of future financial flows, representing US$6.241 billion.

At the end of the period, the balance of consolidated credit operations amounted to R$255.618 billion, up 18.60% from September 2009, which included:

R$5.579	billion in advances on foreign exchange contracts, for a total export financing portfolio of US$13.381 billion;

Customers and other users can take advantage of the presence of the Bradesco Organization's Customer Service Network in all of Brazil's municipalities, as well as and in several locations overseas. On September 30, the Customer Service Network consisted of 43,128 service points, with 31,759 terminals in the Bradesco Dia&Noite ATM Network, of which 31,232 also operate on weekends and holidays, and 9,248 terminals in the Banco24Horas ATM network, where Bradesco clients can make withdrawals and transfers, obtain statements, check balances and apply for loans. The payroll-deductible loan segment included 773 correspondent banks of Bradesco Promotora, and, in the vehicle segment, Bradesco Financiamentos was present at 25,911 points of sale:

principles of preserving the auditor's independence, which are based on generally accepted international criteria stating that the auditor should not audit its own work, perform managerial duties at their client or promote its interests.

Bradesco believes in the potential of its human capital, with its Human Resource Management focusing on the professional training and development of its staff through intense investment in training programs, seeking to continually improve service quality and efficiency. From January to September 2010, 1,978 training programs were administered to a total of 1,402,935 employees. Benefits that ensure the well-being, better quality of life and safety for its employees and their families covered 191,149 lives by the end of the quarter.

The Organization's most important arm for social actions, Fundação Bradesco, develops an extensive social and educational program through its 40 schools, which are located in every Brazilian state as well as the Federal District, mainly in underprivileged regions. With a planned budget of R$268.010 million for this year, Fundação Bradesco provides quality educational services at no charge to 660 thousand people in the various segments in which it operates, with 112 thousand of these represented by students enrolled in its schools at the following levels: Basic Education (Kindergarten through High School); Vocational Training - High School; Youth and Adult Education; and Preliminary and Continuing Vocational Training. In addition, more than 550 thousand people will be served through online and distance-learning programs administered via the e-learning portal Virtual School, via Digital Inclusion Centers (CIDs) and via programs carried out through strategic partnerships, such as Educa+Ação. The over 50 thousand students enrolled in the Foundation's basic education system also received uniforms, school supplies, meals and medical and dental assistance, at no charge.

The Bradesco Sports and Education Program, maintained by Organização Bradesco, has 19 Training and Specialization Centers in the City of Osasco, São Paulo, for teaching volleyball and basketball, which are located in Fundação Bradesco schools, public city schools, private schools and sports centers throughout the city. Today, the Program assists some 2 thousand girls ages 8 to 18, reinforcing Bradesco's commitment to defend a country that is ever more accepting of valuing talent, effort and the full exercise of citizenship by combining health, sports and education.

6,374

Branches, PABs (Banking Service Branches) and PAAs (Advanced Service Branches) in Brazil (Branches: Bradesco 3,474, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1, Banco Alvorada 1; PABs: 1,233; and PAAs: 1,643);

3	Overseas Branches, with 1 in New York and 2 in the Grand Cayman Islands;

7

Overseas Subsidiaries (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Europa S.A., in Luxembourg; Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Services Co, Ltd., in Tokyo; Bradesco Trade Services Limited, in Hong Kong; and Cidade Capital Markets Ltd. in Grand Cayman);

6,194	Banco Postal Branches;

24,887	Bradesco Expresso Service Points;

1,559	Electronic Service Branches (PAEs); and

4,104	External Terminals of the Bradesco Dia&Noite (Day&Night) ATM network and 8,113 Terminals of the Banco24Horas ATM network; of which 1,670 points are shared by both networks.

In accordance with CVM Rule 381, in the quarter, the Bradesco Organization neither contracted nor had services rendered by PricewaterhouseCoopers Independent Auditors that were not related to the external audit in an amount exceeding 5% of the total cost of the audit. The policy adopted is in line with the

In the period, Bradesco received several important recognitions:

  Best Bank in Human Resources and Social Management, Best Insurer and Best Health Company in a survey performed by IstoÉ Dinheiro magazine, as disclosed in the annual publication As Melhores da Dinheiro;

  Bradesco was highlighted in the 2010 edition of the "Melhores e Maiores" guide from Exame magazine, a traditional ranking of Brazil's 1,000 largest companies. Bradesco is among the 200 Largest Groups in Revenue, the 100 Best Publicly-Traded Companies in Market Value and the 50 Largest Banks in Equity and also was the Largest Bank in Net Income in Brazil's entire financial system;

  Bradesco stood out at the 2010 Innovation Awards, organized by the Direct Marketing Association DMA, in the United States, and was awarded the "Best in Show" for its CRM case with the Account Manager Support Tool - FAGC and awarded Gold for the Transpromo Project. The award aims to recognize professionals that present innovative solutions for their companies focusing on benefits for its customers;

  For the 11th consecutive year, Bradesco was one of the 100 Best Companies to Work for in Brazil, according to a survey conducted by Época magazine with the evaluation of Great Place to Work, the world's most important consulting firm specializing in people management;

  Bradesco figured out for the 12th time among the 150 Best Companies to Work for in Brazil in the Você S/A Exame Guide. The survey considered the main qualities of the Bank's people management policy, such as career plan and development opportunities within the closed career system;

  The Paulista Diversity Seal, in the Full 2010 category, which is awarded by the Government of the State of São Paulo and recognizes organizations which develop programs, projects and actions that promoteand value race, gender and culture diversity;

  Bradesco received the Escore Gamma 7 (Governance, Accountability, Management Metrics and Analysis) awarded by Standard & Poor's, which ratifies the Bank's strong corporate governance processes and practices, and is the first Brazilian company to make this public;

  Recognized as one of the 50 best companies for executives, according to a study prepared by Great Place to Work and published in Época Negócios magazine;

  Company with the Best Customer Experience, in the Bank category, in the Best Customer Experience Award 2010, conferred by the magazine Consumidor Moderno. The recognition was awarded in an innovative initiative by the magazine, in partnership with the international consulting firm Izo System;

  Leader in Climate Policies in the Época Climate Change Award, an initiative promoted by Época magazine, in partnership with PricewaterhouseCoopers, that recognizes actions and policies by companies that seek to reduce carbon emissions in their operations;

  Best Bank in the Prêmio Intangíveis Brasil 2010 (2010 Brazil Intangibles Award) in the sector category, based on the evaluations made by Grupo Padrão and DOM Strategy Partners. Bradesco was also recognized as best in Information Technology and Internet, for the fourth consecutive time, in the Intangible Assets category;

  Grupo Bradesco de Seguros e Previdência was the overall leader in the annual guide Valor 1000 in the following rankings: insurance; life and private pension; and health. The survey was prepared by the Business School of Fundação Getúlio Vargas in São Paulo and by Serasa Experian; and

  BRAM, Bradesco's Asset Management Company, was first in the ranking of Brazil s best fund managers, prepared by Exame magazine and based on research conducted by the Finance Research Center of Fundação Getúlio Vargas.

The results obtained confirm the Bradesco Organization's commitment to continually expand its market share while always offering products and services with quality and efficiency. We firmly believe that this is a prudent course for expanding our horizons of achievements and for contributing to Brazil's development, and we once again thank our shareholders and customers for their support and confidence, and our employees and other partners for their efficient and dedicated efforts.

Cidade de Deus, October 26, 2010

Board of Directors
and Board of Executive Officers

(*)Excludes the mark-to-market effect of available-for-sale
securities recorded under shareholders' equity.

Consolidated Balance Sheet R$ thousand

Assets	2010		2009
	September	June	September
Current assets	439,258,659	414,795,890	363,270,011
Cash and due from banks (Note 6)	9,668,864	6,877,457	8,571,103
Interbank investments (Notes 3d and 7)	91,964,700	95,923,112	96,533,306
Investments in federal funds purchased and securities sold under agreements to repurchase	84,804,337	88,880,212	88,274,993
Interbank deposits	7,161,735	7,043,091	8,258,749
Allowance for losses	(1,372)	(191)	(436)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	145,670,193	129,429,288	122,353,788
Own portfolio	113,398,320	113,001,849	101,467,105
Subject to repurchase agreements	28,239,091	5,774,001	1,376,164
Derivative financial instruments	1,514,242	908,295	1,783,179
Compulsory deposits - Brazilian Central Bank	-	3,711,922	12,482,167
Underlying guarantee provided	2,478,528	5,993,871	5,200,784
Securities subject to repurchase agreements but not restricted	40,012	39,350	44,389
Interbank accounts	50,042,573	49,348,400	17,181,979
Unsettled payments and receipts	854,993	852,411	847,924
Mandatory reserve: (Note 9)
- Compulsory deposits - Brazilian Central Bank	49,098,395	48,404,254	16,273,087
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	8,877	10,866	4,751
Correspondent banks	79,730	80,291	55,639
Interdepartmental accounts	250,671	595,642	66,080
Internal transfer of funds	250,671	595,642	66,080
Loan operations (Notes 3g, 10 and 32b)	89,244,676	86,024,286	75,458,780
Loan operations:
- Public sector	572,768	832,401	622,201
- Private sector	97,736,983	94,170,634	83,761,390
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(9,065,075)	(8,978,749)	(8,924,811)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,316,025	7,604,134	7,964,117
Leasing receivables:
- Public sector	9,552	11,512	60,615
- Private sector	13,734,816	14,173,636	14,570,861
Unearned income from leasing	(5,665,988)	(5,794,885)	(5,946,748)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(762,355)	(786,129)	(720,611)
Other receivables	43,632,560	37,448,179	33,570,049
Receivables on sureties and guarantees honored (Note 10a-3)	19,414	9,299	13,196
Foreign exchange portfolio (Note 11a)	18,698,657	12,776,985	12,294,575
Receivables	431,066	427,046	481,104
Securities trading	743,896	916,093	897,530
Specific loans	1,784	1,802	1,081
Insurance premiums receivable	1,988,506	1,996,339	2,155,144
Sundry (Note 11b)	22,478,622	22,026,571	18,267,122
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(729,385)	(705,956)	(539,703)
Other assets (Note 12)	1,468,397	1,545,392	1,570,809
Other assets	734,558	778,248	749,314
Provision for losses	(259,446)	(256,527)	(259,977)
Prepaid expenses (Notes 3i and 12b)	993,285	1,023,671	1,081,472
Long-term receivables	161,921,443	133,072,084	114,187,789
Interbank investments (Notes 3d and 7)	602,382	554,724	954,017
Interbank investments	602,382	554,724	954,017

Assets	2010		2009
	September	June	September
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	50,411,016	27,325,707	25,370,531
Own portfolio	23,086,367	13,835,825	19,139,258
Subject to repurchase agreements	25,649,149	11,004,613	115,094
Derivative financial instruments	849,641	698,686	717,089
Compulsory deposits - Brazilian Central Bank	-	841,123	5,028,791
Privatization currencies	88,607	90,829	95,275
Underlying guarantees provided	737,252	854,631	275,024
Interbank accounts	487,621	482,456	469,821
Restricted credits: (Note 9)
- SFH National Housing System	487,621	482,456	469,821
Loan operations (Notes 3g, 10 and 32b)	79,476,888	72,843,110	53,246,538
Loan operations:
- Public sector	372,026	396,981	472,529
- Private sector	83,766,306	76,897,760	56,632,773
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(4,661,444)	(4,451,631)	(3,858,764)
Leasing operations (Notes 2, 3g, 10 and 32b)	8,770,842	9,708,341	12,636,646
Leasing receivables:
- Public sector	5,955	8,014	6,708
- Private sector	17,209,393	18,720,394	23,212,684
Unearned income from leasing	(7,649,996)	(8,168,038)	(9,693,707)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(794,510)	(852,029)	(889,039)
Other receivables	21,809,647	21,796,117	21,164,990
Receivables	11,747	11,055	1,313
Securities trading	92,087	261,133	408,273
Sundry (Note 11b)	21,711,784	21,531,008	20,775,081
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(5,971)	(7,079)	(19,677)
Other assets (Note 12)	363,047	361,629	345,246
Other assets	565	563	635
Prepaid expenses (Notes 3i and 12b)	362,482	361,066	344,611
Permanent assets	10,723,324	10,232,242	8,227,890
Investments (Notes 3j, 4, 13 and 32b)	1,615,858	1,553,104	1,392,139
Interest in unconsolidated companies:
- Local	1,134,092	1,072,669	952,807
Other investments	764,166	762,885	718,505
Allowance for losses	(282,400)	(282,450)	(279,173)
Premises and equipment (Notes 3k and 14)	3,395,799	3,420,421	3,258,142
Premises	964,669	1,024,955	1,024,970
Other assets	7,310,430	7,318,790	6,730,661
Accumulated depreciation	(4,879,300)	(4,923,324)	(4,497,489)
Leased assets (Note 14)	5,251	6,530	13,950
Leased assets	13,943	16,044	29,202
Accumulated depreciation	(8,692)	(9,514)	(15,252)
Intangible assets (Notes 3l, 4 and 15)	5,706,416	5,252,187	3,563,659
Intangible assets	9,850,064	9,061,745	6,512,081
Accumulated amortization	(4,143,648)	(3,809,558)	(2,948,422)
Total	611,903,426	558,100,216	485,685,690

The Notes are an integral part of the Financial Statements.

Liabilities	2010		2009
	September	June	September
Current liabilities	374,192,118	328,089,064	274,620,172
Deposits (Notes 3n and 16a)	112,317,737	104,702,842	94,064,542
Demand deposits	33,903,803	32,754,590	29,298,424
Savings deposits	50,113,236	47,331,685	40,922,202
Interbank deposits	423,821	374,215	559,653
Time deposits (Notes 16a and 32b)	26,875,252	23,155,309	22,289,552
Other deposits	1,001,625	1,087,043	994,711
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	124,319,519	100,358,331	76,460,692
Own portfolio	64,137,854	26,915,908	9,352,802
Third-party portfolio	56,143,200	72,027,616	66,524,357
Unrestricted portfolio	4,038,465	1,414,807	583,533
Funds from issuance of securities (Notes 16c and 32b)	4,637,783	4,107,167	2,869,674
Exchange acceptances	-	-	21
Mortgage and real estate notes, letters of credit and others	3,357,520	2,792,837	2,093,074
Debentures (Note 16c-1)	761,813	741,452	28,154
Securities issued abroad	518,450	572,878	748,425
Interbank accounts	274,014	272,192	219,059
Interbank onlending	-	-	3,156
Correspondent banks	274,014	272,192	215,903
Interdepartmental accounts	2,177,249	2,505,129	2,037,608
Third-party funds in transit	2,177,249	2,505,129	2,037,608
Borrowing (Notes 17a and 32b)	8,007,930	8,502,066	7,862,257
Local borrowing - other institutions	-	-	8,692
Borrowing abroad	8,007,930	8,502,066	7,853,565
Local onlending - official institutions (Notes 17b and 32b)	8,135,280	7,423,957	6,909,581
National treasury	24,193	19,236	143,388
National Bank for Economic and Social Development (BNDES)	2,709,344	2,317,173	2,900,624
Caixa Econômica Federal Federal savings bank (CEF)	18,607	17,783	16,313
Fund for financing the acquisition of industrial machinery and equipment (Finame)	5,383,136	5,069,765	3,849,256
Foreign onlending (Notes 17b and 32b)	465,851	488,925	1,942
Foreign onlending	465,851	488,925	1,942
Derivative financial instruments (Notes 3f, 8e II and 32)	1,720,698	987,358	1,497,319
Derivative financial instruments	1,720,698	987,358	1,497,319
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	62,974,262	60,302,401	53,549,023
Other liabilities	49,161,795	38,438,696	29,148,475
Collection of taxes and other contributions	2,628,609	2,397,041	2,039,382
Foreign exchange portfolio (Note 11a)	13,696,626	7,484,723	5,819,488
Social and statutory	1,601,389	1,474,808	1,301,097
Fiscal and social security (Note 20a)	3,696,247	2,885,980	4,202,316
Securities trading	1,140,008	1,257,852	1,436,987
Financial and development funds	190	169	6,123
Subordinated debts (Notes 19 and 32b)	7,681,324	4,924,111	434,734
Sundry (Note 20b)	18,717,402	18,014,012	13,908,348
Long-term liabilities	190,602,291	184,701,323	171,530,988
Deposits (Notes 3n and 16a)	73,876,521	73,749,127	73,922,979
Interbank deposits	21,500	80,733	179,206
Time deposits (Notes 16a and 32b)	73,855,021	73,668,394	73,743,773
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	32,689,218	30,775,382	26,142,988
Own portfolio	32,689,218	30,775,382	26,142,988

Liabilities	2010		2009
	September	June	September
Funds from issuance of securities (Notes 16c and 32b)	9,111,601	8,622,194	4,241,160
Mortgage and real estate notes, letters of credit and others	4,080,381	3,477,010	201,998
Debentures (Note 16c-1)	-	217	730,165
Securities issued abroad	5,031,220	5,144,967	3,308,997
Borrowing (Notes 17a and 32b)	1,122,385	890,276	362,482
Borrowing abroad	1,122,385	890,276	362,482
Local onlending - official institutions (Notes 17b and 32b)	20,266,544	17,728,067	11,888,254
BNDES	8,775,125	7,566,093	5,395,744
CEF	68,852	69,628	74,199
FINAME	11,421,940	10,091,691	6,417,627
Other institutions	627	655	684
Derivative financial instruments (Notes 3f, 8e II and 32)	157,306	109,534	171,377
Derivative financial instruments	157,306	109,534	171,377
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	19,388,518	19,005,986	17,851,741
Other liabilities	33,990,198	33,820,757	36,950,007
Fiscal and social security (Note 20a)	12,487,376	11,851,008	11,349,947
Subordinated debts (Notes 19 and 32b)	18,015,919	18,460,500	22,445,943
Sundry (Note 20b)	3,486,903	3,509,249	3,154,117
Deferred income	312,056	336,557	297,223
Deferred income	312,056	336,557	297,223
Minority interest in subsidiaries (Note 22)	683,298	677,949	359,820
Shareholders' equity (Note 23)	46,113,663	44,295,323	38,877,487
Capital:
- Domiciled in Brazil	27,886,726	27,748,637	22,147,548
- Domiciled abroad	613,274	751,363	852,452
Capital reserves	62,614	62,614	62,614
Profit reserves	17,455,598	15,798,598	15,704,304
Asset valuation adjustments	95,451	(65,889)	205,519
Treasury shares (Notes 23d and 32b)	-	-	(94,950)
Shareholders' equity managed by the Parent Company	46,796,961	44,973,272	39,237,307
Total	611,903,426	558,100,216	485,685,690

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income R$ thousand

	2010			2009
	3rd quarter	2nd quarter	September	September
Revenues from financial intermediation	18,731,714	16,380,239	50,602,439	47,834,063
Loan operations (Note 10j)	9,638,060	9,204,717	27,302,328	23,163,980
Leasing operations (Note 10j)	537,447	558,026	1,737,409	2,695,357
Operations with securities (Note 8h)	4,429,711	3,682,269	11,935,455	11,711,545
Financial income from insurance, private pension plans and savings bonds (Note 8h)	2,676,416	1,612,581	6,561,260	6,043,375
Derivative financial instruments (Note 8h)	270,246	447,553	679,037	2,014,222
Foreign exchange operations (Note 11a)	195,279	83,664	409,820	1,740,392
Compulsory deposits (Note 9b)	953,401	761,172	1,899,273	420,884
Sale or transfer of financial assets	31,154	30,257	77,857	44,308

Financial intermediation expenses	11,533,934	10,169,716	31,351,244	32,827,789
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	7,663,532	6,297,498	19,472,505	17,960,853
Monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	1,854,425	981,331	4,329,305	3,956,827
Borrowing and onlending (Note 17c)	(244,993)	570,469	806,935	696,764
Leasing operations (Note 10j)	1,290	1,422	4,536	6,050
Allowance for loan losses (Notes 3g, 10g and 10h)	2,259,680	2,318,996	6,737,963	10,207,295

Gross income from financial intermediation	7,197,780	6,210,523	19,251,195	15,006,274

Other operating income/expenses	(2,998,448)	(2,568,850)	(8,625,120)	(7,899,067)
Fee and commission income (Note 24)	3,358,642	3,193,048	9,632,121	8,517,025
Other fee and commission income	2,645,239	2,513,301	7,642,758	6,858,882
Revenues from banking fees	713,403	679,747	1,989,363	1,658,143
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	7,630,487	7,056,006	21,477,460	18,106,833
Net premiums written	7,672,625	7,135,664	21,659,623	18,292,670
Reinsurance premiums	(42,138)	(79,658)	(182,163)	(185,837)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(3,470,856)	(3,042,504)	(9,632,587)	(8,321,480)
Retained claims (Note 3o)	(2,471,887)	(2,323,665)	(7,062,879)	(6,132,453)
Savings bonds drawings and redemptions (Note 3o)	(573,390)	(518,681)	(1,543,421)	(1,225,391)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(410,524)	(383,517)	(1,165,518)	(929,266)
Personnel expenses (Note 25)	(2,411,027)	(2,237,696)	(6,769,294)	(5,885,386)
Other administrative expenses (Note 26)	(2,808,246)	(2,662,914)	(8,035,409)	(6,608,141)
Tax expenses (Note 27)	(851,086)	(721,149)	(2,307,978)	(2,016,212)
Equity in the earnings of affiliates (Note 13b)	18,918	19,016	66,689	58,090
Other operating income (Note 28)	639,474	607,391	1,901,051	1,645,677
Other operating expenses (Note 29)	(1,648,953)	(1,554,185)	(5,185,355)	(5,108,363)
Operating income	4,199,332	3,641,673	10,626,075	7,107,207
Non-operating income (Note 30)	(22,965)	(122,053)	(240,392)	2,253,290
Income before taxes on income and minority interest	4,176,367	3,519,620	10,385,683	9,360,497
Income taxes and social contribution (Notes 34a and 34b)	(1,586,153)	(1,096,581)	(3,252,052)	(3,513,286)
Minority interest in subsidiaries	(63,310)	(17,721)	(98,703)	(15,870)
Net income	2,526,904	2,405,318	7,034,928	5,831,341

The Notes are an integral part of the Financial Statements.

Statement of Changes in Shareholders' Equity R$ thousand

Events	Capital stock	Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Tax incentives from income tax	Other	Legal	Statutory	Bradesco	Subsidiaries
Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544
Asset valuation adjustments	-	-	-	-	-	(54,678)	921,701	-	-	867,023
Acquisition of treasury shares	-	-	-	-	-	-	-	(90,097)	-	(90,097)
Net income	-	-	-	-	-	-	-	-	5,831,341	5,831,341
Allocations: - Reserves	-	-	-	291,567	3,552,450	-	-	-	(3,844,017)	-
- Provisioned interest on shareholders' equity	-	-	-	-	-	-	-	-	(1,607,770)	(1.607.770)
- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	(379,554)	(379.554)
Balance on September 30, 2009	23,000,000	2,103	60,511	2,145,255	13,559,049	(108,639)	314,158	(94,950)	-	38,877,487

Balance on June 30, 2010	28,500,000	2,103	60,511	2,479,703	13,318,895	117,123	(183,012)	-	-	44,295,323
Asset valuation adjustments	-	-	-	-	-	(37,075)	198,415	-	-	161,340
Net income	-	-	-	-	-	-	-	-	2,526,904	2,526,904
Allocations: - Reserves	-	-	-	126,345	1,530,655	-	-	-	(1,657,000)	-
- Provisioned interest on shareholders' equity	-	-	-	-	-	-	-	-	(717,988)	(717.988)
- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	(151,916)	(151.916)
Balances on September 30, 2010	28,500,000	2,103	60,511	2,606,048	14,849,550	80,048	15,403	-	-	46,113,663

Balances on December 31, 2009	26,500,000	2,103	60,511	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
Capital Increase with Reserves	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	(4,740)	-	(4,740)
Cancellation of treasury shares	-	-	-	-	(193,614)	-	-	193,614	-	-
Asset valuation adjustments	-	-	-	-	-	72,127	(334,017)	-	-	(261,890)
Net income	-	-	-	-	-	-	-	-	7,034,928	7,034,928
Allocations: - Reserves	-	-	-	351,746	4,274,796	-	-	-	(4,626,542)	-
- Provisioned interest on shareholders' equity	-	-	-	-	-	-	-	-	(1,975,947)	(1.975.947)
- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	(432,439)	(432.439)
Balances on September 30, 2010	28,500,000	2,103	60,511	2,606,048	14,849,550	80,048	15,403	-	-	46,113,663

The Notes are an integral part of the Financial Statements.

Value Added Statement R$ thousand

Description	2010						2009
	3rd quarter	%	2nd quarter	%	September	%	September	%
1 Income	19,705,401	259.9	17,177,644	259.4	52,654,737	264.6	46,863,640	265.0
1.1) Financial intermediation	18,731,714	247.1	16,380,239	247.4	50,602,439	254.3	47,834,063	270.5
1.2) Fee and commission	3,358,642	44.3	3,193,048	48.2	9,632,121	48.4	8,517,025	48.1
1.3) Allowance for loan losses	(2,259,680)	(29.8)	(2,318,996)	(35.0)	(6,737,963)	(33.9)	(10,207,295)	(57.7)
1.4) Other	(125,275)	(1.7)	(76,647)	(1.2)	(841,860)	(4.2)	719,847	4.1
2 Financial intermediation expenses	(9,274,254)	(122.3)	(7,850,720)	(118.6)	(24,613,281)	(123.7)	(22,620,494)	(127.9)
3 Inputs acquired from third-parties	(2,332,469)	(30.7)	(2,200,481)	(33.2)	(6,634,454)	(33.3)	(5,409,581)	(30.6)
Materials, water, energy and gas	(123,236)	(1.6)	(118,931)	(1.8)	(359,584)	(1.8)	(307,692)	(1.7)
Third-party services	(791,356)	(10.4)	(730,204)	(11.0)	(2,245,637)	(11.3)	(1,828,027)	(10.3)
Communication	(354,157)	(4.7)	(342,609)	(5.2)	(1,031,241)	(5.2)	(899,261)	(5.1)
Financial system services	(88,960)	(1.2)	(92,158)	(1.4)	(267,177)	(1.3)	(190,106)	(1.1)
Advertising and marketing	(210,835)	(2.8)	(156,337)	(2.4)	(519,535)	(2.6)	(305,296)	(1.7)
Transportation	(163,372)	(2.2)	(160,839)	(2.4)	(466,522)	(2.3)	(404,955)	(2.3)
Data processing	(217,702)	(2.9)	(205,812)	(3.1)	(614,280)	(3.1)	(560,067)	(3.2)
Maintenance and repairs	(113,413)	(1.5)	(109,669)	(1.7)	(330,538)	(1.7)	(306,902)	(1.7)
Security and surveillance	(70,307)	(0.9)	(66,466)	(1.0)	(202,916)	(1.0)	(185,699)	(1.1)
Travel	(39,414)	(0.5)	(28,884)	(0.4)	(89,452)	(0.4)	(55,926)	(0.3)
Other	(159,717)	(2.0)	(188,572)	(2.8)	(507,572)	(2.6)	(365,650)	(2.1)
4 Gross value added (1-2-3)	8,098,678	106.9	7,126,443	107.6	21,407,002	107.6	18,833,565	106.5
5 Depreciation, amortization and depletion	(536,445)	(7.1)	(525,201)	(7.9)	(1,576,906)	(7.9)	(1,209,944)	(6.8)
6 Net value added produced by the Entity (4-5)	7,562,233	99.8	6,601,242	99.7	19,830,096	99.7	17,623,621	99.7
7 Value added received in transfer	18,918	0.2	19,016	0.3	66,689	0.3	58,090	0.3
Equity in earnings (losses) of unconsolidated companies	18,918	0.2	19,016	0.3	66,689	0.3	58,090	0.3
8 Value added to distribute (6+7)	7,581,151	100.0	6,620,258	100.0	19,896,785	100.0	17,681,711	100.0
9 Value added distributed	7,581,151	100.0	6,620,258	100.0	19,896,785	100.0	17,681,711	100.0
9.1) Personnel	2,084,187	27.5	1,933,995	29.1	5,853,872	29.4	5,137,679	29.1
Payroll	1,119,773	14.8	1,062,579	16.1	3,183,343	16.0	2,885,597	16.3
Benefits	490,551	6.5	423,991	6.4	1,331,984	6.7	1,166,359	6.6
FGTS (Government Severance Indemnity Fund for Employees)	98,378	1.3	96,600	1.5	286,538	1.4	264,897	1.5
Other	375,485	4.9	350,825	5.1	1,052,007	5.3	820,826	4.7
9.2) Taxes, fees and contributions	2,764,079	36.5	2,121,431	32.0	6,475,452	32.5	6,277,205	35.5
Federal	2,658,175	35.1	2,020,721	30.5	6,162,456	31.0	5,992,311	33.9
State	1,876	-	1,394	-	5,076	-	7,302	-
Municipal	104,028	1.4	99,316	1.5	307,920	1.5	277,592	1.6
9.3) Third-party capital compensation	142,671	1.8	141,793	2.2	433,830	2.2	419,616	2.3
Rentals	138,886	1.8	137,015	2.1	419,420	2.1	410,854	2.3
Asset leasing	3,785	-	4,778	0.1	14,410	0.1	8,762	-
9.4) Shareholders' equity remuneration	2,590,214	34.2	2,423,039	36.7	7,133,631	35.9	5,847,211	33.1
Interest on shareholders' equity	717,988	9.5	649,935	9.8	1,975,947	9.9	1,607,770	9.1
Dividends	151,916	2.0	142,417	2.2	432,439	2.2	379,554	2.1
Retained earnings	1,657,000	21.9	1,612,966	24.4	4,626,542	23.3	3,844,017	21.7
Interest of minority shareholders in retained earnings	63,310	0.8	17,721	0.3	98,703	0.5	15,870	0.2

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow R$ thousand

	2010			2009
	3rd quarter	2nd quarter	September	September
Cash flow from operating activities:
Net Income before income tax and social contribution	4,176,367	3,519,620	10,385,683	9,360,497
Adjustments to net income before taxes	5,374,825	4,620,778	15,382,813	16,260,730
Allowance for loan losses	2,259,680	2,318,996	6,737,963	10,207,295
Depreciation and amortization	536,445	525,201	1,576,906	1,209,944
Provision for/ (Reversal of) Asset Impairment	1,179	1,787	521	(29,771)
(Reversal)/expenses with civil, labor and tax provisions	726,257	742,452	2,585,980	2,936,011
Expenses with restatement and interest from technical provisions for insurance, private pension plans and savings bonds	1,854,425	981,331	4,329,305	3,956,827
Equity in the earnings (losses) of unconsolidated companies	(18,918)	(19,016)	(66,689)	(58,090)
(Gain)/loss on sale of investments	(26,402)	617	(25,785)	(2,474,692)
(Gain)/loss on sale of fixed assets	6,001	6,545	8,306	13,535
(Gain)/loss on sale of foreclosed assets	9,796	88,714	189,170	199,262
Other	26,362	(25,849)	47,136	300,409
Adjusted net income before taxes	9,551,192	8,140,398	25,768,496	25,621,227
(Increase)/decrease in interbank investments	(15,168,065)	13,388,495	(720,371)	(1,520,198)
(Increase)/decrease in securities and derivative financial instruments	(24,776,711)	2,599,022	(25,080,039)	(4,298,855)
(Increase)/decrease in interbank and interdepartmental accounts	13,716	(58,311)	(1,381,774)	(1,498,480)
(Increase) in loan and leasing operations	(11,043,297)	(12,110,544)	(34,271,495)	(8,506,905)
(Increase)/decrease in insurance premiums receivable	7,833	(23,984)	279,085	(792,319)
Increase in technical provisions for insurance, private pension plans and savings bonds	1,199,968	642,065	2,461,554	2,856,805
Increase/(decrease) in deferred income	(24,501)	44,160	(8,569)	23,717
(Increase)/decrease in other receivables and other assets	(6,252,270)	(4,797,817)	(11,864,389)	10,379,869
Increase/(decrease) in other liabilities	6,859,412	2,079,415	12,060,700	(3,853,905)
Minority interest	(57,961)	(156,319)	(213,080)	22,451
Income tax and social contribution paid	(533,103)	(666,562)	(2,481,691)	(3,166,582)
Net cash provided by/used in operating activities	(40,223,787)	9,080,018	(35,451,573)	15,266,825
Cash flow from investing activities:
(Increase) in reserve requirements in the Brazilian Central Bank	(694,141)	(12,979,536)	(31,174,766)	(3,072,410)
(Increase) in available-for-sale securities	(13,186,749)	(3,272,842)	(20,587,737)	(9,705,233)
(Increase) in held-to-maturity securities	(420,301)	(549,076)	(2,709,411)	(1,653,528)
Proceeds from sale of foreclosed assets	174,150	75,354	276,682	223,218
Divestments	14,982	4,920	19,902	2,735,937
Proceeds from the sale of premises and equipment and leased assets	105,172	32,319	252,480	134,591
Acquisition of foreclosed assets	(209,292)	(220,449)	(651,326)	(794,235)
Acquisition of investments	(56,478)	(9,543)	(66,722)	(224,610)
Acquisition of premises and equipment and leased assets	(269,548)	(319,243)	(759,338)	(825,236)
Investment in intangible assets	(733,720)	(390,693)	(1,305,722)	(1,209,762)
Dividends and interest on shareholders' equity received	4,519	25,436	35,145	54,979
Net cash provided by/used in investing activities	(15,271,406)	(17,603,353)	(56,670,813)	(14,336,289)
Cash Flow from financing activities:
Increase in deposits	7,742,289	7,730,296	15,121,174	3,494,168
Increase in federal funds purchased and securities sold under agreements to repurchase	25,875,024	2,961,738	43,735,691	22,626,527
Increase/(decrease) in funds from issue of securities	1,020,023	4,178,848	6,266,800	(1,900,837)
Increase/(decrease) in borrowings and onlendings	2,964,699	4,825,547	10,670,254	(4,922,607)
Increase/(decrease) in subordinated debts	2,312,632	(156,118)	2,593,266	3,632,111
Dividends and interest on shareholders' equity paid	(705,705)	(142,417)	(2,487,347)	(2,721,045)
Acquisition of own shares	-	-	(4,740)	(90,097)
Net cash provided by/used in financing activities	39,208,962	19,397,894	75,895,098	20,118,220
Net increase/(decrease) in cash and cash equivalents	(16,286,231)	10,874,559	(16,227,288)	21,048,756
Cash and cash equivalents At the beginning of the period	82,779,856	71,905,297	82,720,913	64,131,372
Cash and cash equivalents At the end of the period	66,493,625	82,779,856	66,493,625	85,180,128
Net increase/(decrease) in cash and cash equivalents	(16,286,231)	10,874,559	(16,227,288)	21,048,756

The Notes are an integral part of the Financial Statements

Notes to the Consolidated Financial Statements Index

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, including SPEs. They were prepared based on accounting practices determined by Law 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN) and the Brazilian Central Bank (Bacen), Securities and Exchange Commission of Brazil (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS), and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these consolidated financial statements, as well as highlighting the net income and shareholders' equity due to the non-controlling shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement item together with changes in the value of derivative financial instruments, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets, other provisions, the calculation of technical provisions for insurance, private pension plans and savings bonds and the determination of the useful life of specific assets. Actual results could differ from those estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on October 26, 2010.

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership
		2010		2009
		September 30	June 30	September 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.95%	99.95%	99.94%
Banco Bradesco Financiamentos S.A.(3)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(4)	Investment bank	98.35%	98.35%	98.33%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A. (10)	Banking	100.00%	100.00%	-
Cielo S.A. (2) (5) (6) (7) (8) (11)	Services	28.65%	26.56%	26.56%
Financial Area - abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A. (15)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A. (12) (16)	Insurance/dental health	-	43.50%	100.00%
Odontoprev S.A. (2) (13)	Insurance/dental health	43.50%	43.50%	-
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
	Private pension
Bradesco Vida e Previdência S.A.	plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Átria Participações Ltda. (14)	Holding	-	-	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)	Increase in interest by the total subscription of the capital increase in May 2010;
(2)	Company whose audit services in 2009 were carried out by other independent auditors;
(3)	Current name of Banco Finasa BMC S.A.;

received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

(4)	Increase in ownership interest due to the full subscription of the capital stock increase in December 2009;
(5)	Company whose audit services in 2010 were carried out by other independent auditors;
(6)	Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(7)	Increase in interest by partial acquisition in July 2010;
(8)

The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(9)

The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(10)	Company acquired in October 2009;
(11)	Current name of Companhia Brasileira de Meios de Pagamento Visanet;
(12)	Reduction of interest due to the merger of Bradesco Dental shares by Odontoprev in October 2009;
(13)	Interest received from the merger of Bradesco Dental shares by Odontoprev in October 2009;
(14)	Company merged in February 2010;
(15)	Current name of Banco Bradesco Luxembourg S.A.; and
(16)	Company was merged by Odontoprev in July 2010.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Functional and Presentation Currencies

Consolidated financial statements are presented in Reais, which is Bradesco's functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of the activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are recorded in the period's income.

b) Determination of net income

Net income is determined on the accrual basis of accounting which establishes that income and expenses should be included in the determination of net income of the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment.

Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted to the balance sheet date.

Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are appropriated to income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

Supplementary pension plan contributions and life insurance premiums with a survival clause are recognized in income as they are received.

Revenue from savings bonds is recognized at the time of receipt, except for pre-printed bonds of fixed amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as Selling Expenses, are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bonds contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

Expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as the corresponding revenues thereof are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and deposits in other banks, with maturities on the application date of 90 days or less and present an insignificant risk of change in fair value, used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments with unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities Classification:

  Trading securities securities acquired for the purpose of being actively and frequently traded, adjusted to market value against the income in the period;

  Available-for-sale securities securities which are not specifically intended for trading purposes or to be held to maturity, adjusted to market value against a specific account in shareholders' equity, net of tax effects; and

  Held-to-maturity securities securities for which there is intention and financial capacity to hold in the portfolio up to maturity, recorded at acquisition cost, plus earnings recognized against income for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at its estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

f) Derivative financial instruments (assets and liabilities)

Classified based on Management's intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank's own needs in order to manage the overall exposure, as well as for meeting customers' requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as:

  Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

  Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net of tax effects, in a specific account in shareholders' equity.

The non-effective portion of the respective hedge is directly recognized in the income statement.

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from AA (minimum risk) to H (maximum risk); and (ii) Management's assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows

Past-due period (1)	Client rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For operations with unexpired term of over 36 months, the periods are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of revenue on operations past due up to 59 days is recorded in income and subsequent to the 60th day, in unearned income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recognized in the balance sheet.

Renegotiated operations are maintained, at least, at the same classification as their prior rating.

Renegotiations already charged-off against the allowance and which are recorded in memorandum accounts are rated as H level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

  The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

  h) Income tax and social contribution (assets and liabilities)

  Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in Other Receivables - Sundry and the provision for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market adjustments of securities is recorded in Other Liabilities Tax and Social Security . Only income tax rate is applied on tax difference in leasing depreciation.

  Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

  The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

  Tax credits brought forward from previous periods, resulting from the increase of the social contribution rate to 15% of financial and insurance companies, are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

  Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

  Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect on taxable income for corporate entities opting for the Transitional Tax Regime (RTT), and, for tax purposes, accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting the laws abovementioned are recorded in the corresponding deferred tax assets and liabilities.

  i) Prepaid expenses

  Prepaid expenses are payments for future benefits or services, which are registered in assets according to the accrual method of accounting.

  This group is basically represented by: (i) commissions paid to resellers in vehicle financing; (ii) commissions paid to insurance brokers; and (iii) advance payments of advertising and marketing expenses (according to Note 12b).

  j) Investments

  Investments in subsidiaries, jointly-controlled companies and affiliates, with significant influence over the investee or ownership of 20% or more in the voting capital, are evaluated by the equity accounting method.

  Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

  k) Fixed assets

  Correspond to tangible assets used in the Bank's activities or acquired with this purpose, including those deriving from operations which transfer risks, benefits and controls of the assets.

  Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated on the straight-line method according to the estimated economic useful life of assets, being: premises 4% p.a.; furniture and fixtures, machinery and equipment 10% p.a.; transport systems 20% p.a.; and data processing systems 20% to 50% p.a. and impairment, when applicable.

  l) Intangible assets

  Intangible assets are intangible rights acquired for business activities or exercised with that purpose.

  Intangible assets comprise:

    Future profitability/client portfolio acquired and acquisition of the right to provide banking services; and

    These are recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to the future cash flow and adjusted by impairment, when applicable; and

    Software

    Software is recorded at cost less amortization on the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use and adjusted by impairment, when applicable. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

  m) Asset impairment

  Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income statement for the period when the book value of an asset exceeds its recoverable value (calculated by the potential sale value or realization value less the respective expenses or by the value in use calculated by the cash-generating unit, whichever the highest).

  A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

  n) Deposits and federal funds purchased and securities sold under agreements to repurchase

  These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

  o) Technical provisions related to insurance, private pension plans and savings bonds activities

  Technical provisions are calculated according to actuarial technical notes as set forth by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

Basic, life and health insurance lines:
«

  Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment, once according to CNSP Resolution 195/08, as of 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of provisions) which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated value of the unearned premium of the unexpired risk period (future risk of policies in effect). According to Resolution 206, as of 2009, ANS eliminated PPNG for private healthcare companies and insurance companies, effective as of January 2010. It also established the accounting of pro-rata temporis earned premiums against the full reversal of provision;

«	The provision for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries.
Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot deduct the amounts transferred to third parties through reinsurance operations from calculation of provisions;
«

  The provision for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders up to the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision for unsettled claims comprises litigations and complements to IBNR provision;

«	The supplementary premium provision (PCP) is recorded on a monthly basis to complement the PPNG;
«

  The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

«

  Other technical provisions refer to the provision for future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS. For basic lines, this provision refers to premiums of extended warranty for products whose manufacturer's guarantee has not ended;

«

  The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

«

  The provision for benefits granted of the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and premiums for the payment release of Bradesco Saúde policyholders - Plano GBS .

Supplementary private pension plans and life insurance covering survival:
«

  The mathematical provision for benefits to be granted refers to participants whose benefits have not yet begun. In private pension plans known as traditional , the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The provision is calculated using methodologies and premises set forth in the Actuarial Technical Notes;

«

  Mathematical provisions of benefits to be granted pegged to life insurance and unrestricted benefits generating private pension plans (VGBL and PGBL) represent the amount of contributions made by the participants, net of carrying costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

«	The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;
«

  The contribution insufficiency provision (PIC) is recorded for an eventual unfavorable fluctuation in technical risks taken in the mathematical provision for benefits to be granted, in the mathematical provision for benefits granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with improvement of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. Improvement is a technique that automatically updates the survival table, considering the expected increase in future survival rates;

«

  The financial fluctuation provision is recorded up to a limit of 15% of the mathematical provision for benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

«

  The provision for administrative expenses is recorded to cover administrative expenses of defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note; and

«

  The financial excess provision corresponds to that portion of financial revenue from the investment of provisions that exceeds the minimum returns from private pension plans that have a financial excess participation clause.

Savings bonds:
«

  The mathematical provision for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

«

  The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the customer. The provisions are monetarily restated based on the indexes determined in each plan; and

«	The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable).

  p) Contingent assets and liabilities and legal liabilities tax and social security

  The recognition, measurement and disclosure of contingent assets and liabilities and legal liabilities are in accordance with the criteria defined in CMN Resolution 3,823/09 and CVM Resolution 594/09:

    Contingent Assets: are not recognized in the financial statements, except when Management has total control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements (Note 18a);

    Contingent Liabilities: are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of the courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability. Contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

    Legal Liabilities Tax and Social Security: result from judicial proceedings related to tax liabilities, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements (note 18b).

  q) Funding expenses

  Expenses related to funding transactions involving the issue of securities are presented as reduction of the liability and are allocated to income over the term of the transaction.

  r) Other assets and liabilities

  Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

  4) INFORMATION FOR COMPARISON PURPOSES

  Some changes were adopted in the presentation of the financial statements as of 2010. Therefore, the balances of September 30, 2009 were reclassified to make easier the comparison with the financial statements of September 30, 2010. Said reclassifications refer to: (i) the amount of R$287,998 thousand reclassified from intangible assets to interest in domestic associated companies, related to goodwill based on the market value of assets investments; and (ii) reclassification of R$37,235 thousand from other investments to interest in domestic associated companies.

  5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

  a) Balance sheet

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	479,503,481	44,223,700	98,526,286	9,777	971,237	(22,054,379)	601,180,102
Cash and cash equivalents	6,819,034	2,785,499	162,141	8,536	12,492	(118,838)	9,668,864
Interbank investments	90,542,906	2,024,176	-	-	-	-	92,567,082
Securities and derivative financial instruments	97,787,233	6,075,942	92,428,536	37	556,088	(766,627)	196,081,209
Interbank and interdepartmental accounts	50,780,865	-	-	-	-	-	50,780,865
Loan and leasing operations	170,053,563	32,985,768	-	-	-	(18,230,900)	184,808,431
Other receivables and other assets	63,519,880	352,315	5,935,609	1,204	402,657	(2,938,014)	67,273,651
Permanent assets	35,803,650	70,424	2,181,544	159	168,502	(27,500,955)	10,723,324
Investments	27,643,024	42,692	1,361,465	132	69,500	(27,500,955)	1,615,858
Premises and equipment and leased assets	3,086,542	5,575	252,140	27	56,766	-	3,401,050
Intangible assets	5,074,084	22,157	567,939	-	42,236	-	5,706,416
Total on September 30, 2010	515,307,131	44,294,124	100,707,830	9,936	1,139,739	(49,555,334)	611,903,426
Total on June 30, 2010	467,012,414	34,462,112	96,621,011	11,331	1,344,685	(41,351,337)	558,100,216
Total on September 30, 2009	399,963,594	28,162,964	87,589,702	16,604	879,381	(30,926,555)	485,685,690

Liabilities
Current and long-term liabilities	468,586,733	28,934,387	88,801,346	1,694	524,628	(22,054,379)	564,794,409
Deposits	175,963,392	10,351,474	-	-	-	(120,608)	186,194,258
Federal funds purchased and securities sold under agreements to repurchase	154,495,265	2,619,614	-	-	-	(106,142)	157,008,737
Funds from issuance of securities	9,046,609	5,549,670	-	-	-	(846,895)	13,749,384
Interbank and interdepartmental accounts	2,450,345	918	-	-	-	-	2,451,263
Borrowing and onlending	51,167,372	4,875,108	-	-	-	(18,044,490)	37,997,990
Derivative financial instruments	1,716,754	161,250	-	-	-	-	1,878,004
Technical provisions from insurance, private pension plans and savings bonds	-	-	82,361,364	1,416	-	-	82,362,780
Other liabilities:
- Subordinated debts	20,672,419	5,024,824	-	-	-	-	25,697,243
- Other	53,074,577	351,529	6,439,982	278	524,628	(2,936,244)	57,454,750
Deferred income	312,056	-	-	-	-	-	312,056
Shareholders' equity/minority interest in subsidiaries	294,679	15,359,737	11,906,484	8,242	615,111	(27,500,955)	683,298
Shareholders' equity - parent company	46,113,663	-	-	-	-	-	46,113,663
Total on September 30, 2010	515,307,131	44,294,124	100,707,830	9,936	1,139,739	(49,555,334)	611,903,426
Total on June 30, 2010	467,012,414	34,462,112	96,621,011	11,331	1,344,685	(41,351,337)	558,100,216
Total on September 30, 2009	399,963,594	28,162,964	87,589,702	16,604	879,381	(30,926,555)	485,685,690

  b) Statement of income

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities	Eliminations	Total
	Brazil	Abroad	Brazil	Abroad	(2)	(4)	consolidated
Revenues from financial intermediation	42,939,334	1,136,352	6,560,199	-	35,246	(68,692)	50,602,439
Expenses from financial intermediation	26,862,114	228,856	4,329,305	-	-	(69,031)	31,351,244
Gross income from financial intermediation	16,077,220	907,496	2,230,894	-	35,246	339	19,251,195
Other operating income/expenses	(10,014,737)	86,961	1,286,148	(866)	17,713	(339)	(8,625,120)
Operating income	6,062,483	994,457	3,517,042	(866)	52,959	-	10,626,075
Non-operating income	(283,323)	77,655	(30,724)	-	(4,000)	-	(240,392)
Income before taxes and minority interest	5,779,160	1,072,112	3,486,318	(866)	48,959	-	10,385,683
Income tax and social contribution	(1,936,950)	(998)	(1,321,095)	199	6,792	-	(3,252,052)
Minority interest in subsidiaries	(20,548)	(41,410)	(40,022)	-	3,277	-	(98,703)
Net income for September 30, 2010 YTD	3,821,662	1,029,704	2,125,201	(667)	59,028	-	7,034,928
Net income for September 30, 2009 YTD	3,187,401	679,766	1,893,784	1,426	68,964	-	5,831,341
Net income for 3Q10	1,743,720	77,896	721,269	(61)	(15,920)	-	2,526,904
Net income for 2Q10	1,059,774	610,951	699,844	43	34,706	-	2,405,318

(1) The Financial segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
(3) The Insurance Group segment comprises insurance, private pension plans and savings bonds companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

  6) CASH AND CASH EQUIVALENTS

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Funds available in domestic currency	6,306,806	5,652,542	6,455,160
Funds available in foreign currency	3,361,979	1,224,837	2,115,883
Investments in gold	79	78	60
Total cash and due from banks	9,668,864	6,877,457	8,571,103
Short-term interbank investments (1)	56,824,761	75,902,399	76,609,025
Total cash and cash equivalents	66,493,625	82,779,856	85,180,128

(1) Refers to operations with maturities on the application date of 90 days or less and with insignificant risk of change in fair value.

  7) INTERBANK INVESTMENTS

  a) Breakdown and maturities

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Investments in the open market:
Own portfolio position	1,498,279	23,185,438	-	-	24,683,717	15,478,822	21,367,113
• Financial treasury bills	1,073,075	-	-	-	1,073,075	1,783,623	3,923,045
• National treasury notes	234,206	18,382,306	-	-	18,616,512	7,445,335	11,480,297
• National treasury bills	190,822	4,803,132	-	-	4,993,954	6,249,864	5,879,848
• Other	176	-	-	-	176	-	83,923
Funded position	54,488,583	1,652,693	-	-	56,141,276	72,033,280	66,368,579
• Financial treasury bills	37,748,318	-	-	-	37,748,318	57,192,121	23,155,621
• National treasury notes	13,542,647	-	-	-	13,542,647	14,647,496	31,830,038
• National treasury bills	3,197,618	1,652,693	-	-	4,850,311	193,663	11,382,920
Short position	455,620	3,523,724	-	-	3,979,344	1,368,110	539,301
• National treasury bills	455,620	3,523,724	-	-	3,979,344	1,368,110	539,301
Subtotal	56,442,482	28,361,855	-	-	84,804,337	88,880,212	88,274,993
Deposits in other banks:
• Deposits in other banks	3,808,151	2,233,736	1,119,848	602,382	7,764,117	7,597,815	9,212,766
• Provisions for losses	(570)	(722)	(80)	-	(1,372)	(191)	(436)
Subtotal	3,807,581	2,233,014	1,119,768	602,382	7,762,745	7,597,624	9,212,330
Total on September 30, 2010	60,250,063	30,594,869	1,119,768	602,382	92,567,082
%	65.1	33.0	1.2	0.7	100.0
Total on June 30, 2010	83,574,533	11,129,461	1,219,118	554,724		96,477,836
%	86.6	11.5	1.3	0.6		100.0
Total September 30, 2009	77,980,746	16,476,087	2,076,473	954,017			97,487,323
%	80.0	16.9	2.1	1.0			100.0

  b) Income from interbank investments

  Classified in the statement of income as income on securities transactions

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Income from investments in purchase and sale commitments:
Own portfolio position	461,432	305,522	1,359,352	1,549,564
Funded position	1,696,898	1,438,829	4,578,331	4,377,685
Short position	94,862	77,252	230,882	339,820
Subtotal	2,253,192	1,821,603	6,168,565	6,267,069
Income from interest-earning deposits in other banks	138,227	107,021	412,636	524,065
Total (Note 8h)	2,391,419	1,928,624	6,581,201	6,791,134

  8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

  Information on securities and derivative financial instruments is as follows:

  a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2010								2009
	Financial	Insurance/ Savings bonds	Private pension plans	Other activities	September 30%		June 30%		September 30%
Trading securities	61,991,958	2,926,147	26,102,613	312,486	91,333,204	56.4	70,590,852	55.4	77,403,145	62.2
- Government securities	40,831,666	1,106,624	238,424	275,273	42,451,987	26.2	21,742,761	17.1	28,297,787	22.7
- Corporate bonds	18,796,409	1,819,523	214,732	37,213	20,867,877	12.9	19,037,553	14.9	17,147,380	13.8
- Derivative financial instruments (1)	2,363,883	-	-	-	2,363,883	1.5	1,606,981	1.3	2,500,268	2.0
- PGBL / VGBL restricted bonds	-	-	25,649,457	-	25,649,457	15.8	28,203,557	22.1	29,457,710	23.7
Available-for-sale securities	38,346,790	1,756,017	1,918,753	60,613	42,082,173	25.9	28,734,084	22.5	21,368,525	17.1
- Government securities	30,830,434	106,867	297,858	1,715	31,236,874	19.2	19,787,899	15.5	12,763,392	10.2
- Corporate bonds	7,516,356	1,649,150	1,620,895	58,898	10,845,299	6.7	8,946,185	7.0	8,605,133	6.9
Held-to-maturity securities (4)	830,186	7,241,735	20,576,074	-	28,647,995	17.7	28,227,694	22.1	25,674,435	20.7
- Government securities	830,186	7,215,916	19,852,486	-	27,898,588	17.2	27,501,727	21.6	24,988,030	20.1
- Corporate bonds	-	25,819	723,588	-	749,407	0.5	725,967	0.5	686,405	0.6
Subtotal	101,168,934	11,923,899	48,597,440	373,099	162,063,372	100.0	127,552,630	100.0	124,446,105	100.0
Purchase and sale commitments (2)	2,033,755	4,673,280	27,233,955	76,847	34,017,837		29,202,365		23,278,214
Overall total	103,202,689	16,597,179	75,831,395	449,946	196,081,209		156,754,995		147,724,319
- Government securities	72,492,286	8,429,407	20,388,768	276,988	101,587,449	62.7	69,032,387	54.1	66,049,209	53.1
- Corporate bonds	28,676,648	3,494,492	2,559,215	96,111	34,826,466	21.5	30,316,686	23.8	28,939,186	23.3
- PGBL / VGBL restricted bonds	-	-	25,649,457	-	25,649,457	15.8	28,203,557	22.1	29,457,710	23.6
Subtotal	101,168,934	11,923,899	48,597,440	373,099	162,063,372	100.0	127,552,630	100.0	124,446,105	100.0
Purchase and sale commitments (2)	2,033,755	4,673,280	27,233,955	76,847	34,017,837		29,202,365		23,278,214
Overall total	103,202,689	16,597,179	75,831,395	449,946	196,081,209		156,754,995		147,724,319

  b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2010									2009
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
Government securities	1,170,124	9,614,010	12,891,476	77,911,839	101,587,449	101,449,907	137,542	69,032,387	42,411	66,049,209	677,536
Financial treasury bills	35,690	132,167	1,436,162	8,819,275	10,423,294	10,421,603	1,691	12,856,186	(4,998)	12,710,466	(6,555)
National treasury bills	311,087	9,051,328	9,093,818	15,813,080	34,269,313	34,317,384	(48,071)	8,957,687	(33,897)	5,080,022	(5,056)
National treasury notes	4,124	401,574	2,355,361	51,639,399	54,400,458	54,346,189	54,269	44,792,057	(72,676)	43,677,529	251,569
Brazilian foreign debt notes	30,449	11,840	804	1,544,311	1,587,404	1,471,674	115,730	1,548,132	142,183	2,782,405	421,650
Privatization currencies	-	-	-	88,607	88,607	74,459	14,148	90,829	14,197	95,275	14,852
Foreign government securities	788,774	14,713	-	48	803,535	803,976	(441)	768,140	(2,566)	1,691,365	925
Other	-	2,388	5,331	7,119	14,838	14,622	216	19,356	168	12,147	151
Corporate bonds	11,709,921	2,521,211	561,298	20,034,036	34,826,466	34,676,713	149,753	30,316,686	(295,255)	28,939,186	277,339
Bank deposit certificates	104,275	160,217	294,627	918,064	1,477,183	1,477,183	-	1,027,662	-	1,801,111	-
Shares	4,117,960	-	-	-	4,117,960	4,362,305	(244,345)	3,773,506	(527,197)	3,818,518	(6,722)
Debentures	375,073	161,412	36,632	13,139,412	13,712,529	13,584,166	128,363	11,701,352	103,801	8,357,129	138,949
Promissory notes	122,541	1,789,211	46,619	-	1,958,371	1,961,804	(3,433)	2,724,255	(806)	3,845,227	(765)
Foreign corporate bonds	40,729	6,077	538	2,734,728	2,782,072	2,587,629	194,443	2,121,990	77,827	1,859,755	83,528
Derivative financial instruments (1)	1,169,429	243,776	101,038	849,640	2,363,883	2,288,314	75,569	1,606,981	27,033	2,500,268	100,961
Other	5,779,914	160,518	81,844	2,392,192	8,414,468	8,415,312	(844)	7,360,940	24,087	6,757,178	(38,612)
PGBL / VGBL restricted bonds	3,594,704	5,830,324	3,015,543	13,208,886	25,649,457	25,649,457	-	28,203,557	-	29,457,710	-
Subtotal	16,474,749	17,965,545	16,468,317	111,154,761	162,063,372	161,776,077	287,295	127,552,630	(252,844)	124,446,105	954,875
Purchase and sale commitments (2)	32,587,978	274,844	1,153,147	1,868	34,017,837	34,017,837	-	29,202,365	-	23,278,214	-
Hedge cash flow (Note 8g)	-	-	-	-	-	-	67,101	-	274,915	-	(80,784)
Overall total	49,062,727	18,240,389	17,621,464	111,156,629	196,081,209	195,793,914	354,396	156,754,995	22,071	147,724,319	874,091

  c) Consolidated classification by category, maturity and business segment

  I) Trading securities

Securities (3)	R$ thousand
	2010									2009
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Financial	6,984,102	5,324,260	12,249,581	37,434,015	61,991,958	61,800,022	191,936	39,102,158	127,167	45,144,465	530,178
National treasury bills	311,087	2,787,640	9,089,913	12,368,268	24,556,908	24,587,611	(30,703)	2,866,050	(739)	2,838,288	110
Financial treasury bills	774	75,713	811,822	7,254,714	8,143,023	8,141,347	1,676	10,555,807	(5,022)	10,846,407	(6,965)
Bank deposit certificates	92,418	138,029	1,378	6,375	238,200	238,200	-	849,297	-	1,528,617	-
Derivative financial instruments (1)	1,169,429	243,776	101,038	849,640	2,363,883	2,288,314	75,569	1,606,981	27,033	2,500,268	100,961
Debentures	76,541	159,653	2,435	11,761,143	11,999,772	11,877,575	122,197	9,923,364	96,982	6,569,220	133,635
Promissory notes	94,028	1,789,211	46,619	-	1,929,858	1,933,291	(3,433)	2,697,227	(806)	3,844,828	(765)
Brazilian foreign debt notes	778	11,840	-	18,223	30,841	28,484	2,357	30,518	2,618	35,853	3,768
National treasury notes	-	97,184	2,190,183	4,997,679	7,285,046	7,261,768	23,278	5,883,158	8,330	11,742,027	295,880
Foreign corporate securities	100	844	-	55,887	56,831	55,231	1,600	48,933	1,548	67,345	3,636
Foreign government securities	788,774	14,714	-	47	803,535	803,976	(441)	768,140	(2,566)	1,558,316	3,125
Shares	92,971	-	-	-	92,971	92,971	-	134,617	-	54,131	-
Other	4,357,202	5,656	6,193	122,039	4,491,090	4,491,254	(164)	3,738,066	(211)	3,559,165	(3,207)
- Insurance companies and savings bonds	1,138,323	156,499	561,661	1,069,664	2,926,147	2,926,147	-	2,533,033	-	2,014,210	-
Financial treasury bills	-	-	295,576	732,412	1,027,988	1,027,988	-	1,040,572	-	681,411	-
National treasury bills	-	54,777	735	15,596	71,108	71,108	-	58,128	-	75,505	-
Bank deposit certificates	2,999	13,494	256,335	97,337	370,165	370,165	-	96,144	-	93,091	-
National treasury notes	-	-	7,439	88	7,527	7,527	-	17,642	-	8,234	-
Shares	34,248	-	-	-	34,248	34,248	-	24,993	-	34,651	-
Debentures	1,524	-	-	4,713	6,237	6,237	-	5,063	-	4,384	-
Foreign private bonds	-	5,180	-	-	5,180	5,180	-	5,134	-	47,730	-
Other	1,099,552	83,048	1,576	219,518	1,403,694	1,403,694	-	1,285,357	-	1,069,204	-

Securities (3)	R$ thousand
	2010									2009
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Private pension plans	3,809,435	5,840,376	3,217,706	13,235,096	26,102,613	26,102,420	193	28,642,382	17	29,916,630	207
Financial treasury bills	-	15	195,188	5,428	200,631	200,631	-	203,419	-	200,042	-
National treasury notes	-	-	6,975	7,753	14,728	14,535	193	13,011	17	16,565	207
Bank deposit certificates	-	-	-	-	-	-	-	-	-	3,085	-
National treasury bills	-	10,037	-	13,029	23,066	23,066	-	9,748	-	9,115	-
Shares	2,403	-	-	-	2,403	2,403	-	2,153	-	2,507	-
PGBL / VGBL restricted bonds	3,594,704	5,830,324	3,015,543	13,208,886	25,649,457	25,649,457	-	28,203,557	-	29,457,710	-
Other	212,328	-	-	-	212,328	212,328	-	210,494	-	227,606	-
- Other activities	47,149	13,851	70,346	181,140	312,486	312,486	-	313,279	-	327,840	-
Financial treasury bills	33,259	-	57,335	174,887	265,481	265,481	-	271,623	-	185,831	-
Bank deposit certificates	1,282	8,690	2,582	1,020	13,574	13,574	-	14,066	-	33,300	-
National treasury bills	-	957	3,170	845	4,972	4,972	-	4,429	-	19,251	-
Debentures	5,905	1,758	5,703	1,719	15,085	15,085	-	17,184	-	16,586	-
National treasury notes	4,124	-	696	-	4,820	4,820	-	3,686	-	70,930	-
Promissory notes	-	-	-	-	-	-	-	-	-	399	-
Other	2,579	2,446	860	2,669	8,554	8,554	-	2,291	-	1,543	-
Subtotal	11,979,009	11,334,986	16,099,294	51,919,915	91,333,204	91,141,075	192,129	70,590,852	127,184	77,403,145	530,385
Purchase and sale commitments (2)	32,587,978	274,844	1,153,147	1,868	34,017,837	34,017,837	-	29,202,365	-	23,278,214	-
- Financial	2,065,116	807	42,812	1,868	2,110,603	2,110,603	-	2,717,492	-	3,864,376	-
- Insurance companies and savings bonds	4,670,004	2,396	880	-	4,673,280	4,673,280	-	4,766,583	-	3,787,383	-
- Private pension plans	25,852,858	271,641	1,109,455	-	27,233,954	27,233,954	-	21,718,290	-	15,626,455	-
- PGBL/VGBL	24,741,560	271,641	1,109,455	-	26,122,656	26,122,656	-	21,151,733	-	13,948,625	-
- Funds	1,111,298	-	-	-	1,111,298	1,111,298	-	566,557	-	1,677,830	-
Overall total	44,566,987	11,609,830	17,252,441	51,921,783	125,351,041	125,158,912	192,129	99,793,217	127,184	100,681,359	530,385
Derivative financial instruments (liabilities)	(1,195,011)	(433,672)	(92,015)	(157,306)	(1,878,004)	(1,855,899)	(22,105)	(1,096,892)	72,651	(1,668,696)	50,560

  II) Available -for-sale securities

Securities (3) (8)	R$ thousand
	2010									2009
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Financial	1,101,485	6,278,378	290,733	30,676,194	38,346,790	38,030,402	316,388	25,274,448	54,175	17,781,093	567,255
National treasury bills	-	6,197,917	-	3,415,342	9,613,259	9,630,627	(17,368)	6,019,332	(33,158)	1,870,005	(5,626)
Brazilian foreign debt securities	9,202	-	804	728,621	738,627	625,255	113,372	634,494	139,565	1,884,130	417,882
Foreign corporate securities	40,629	52	538	2,678,841	2,720,060	2,527,217	192,843	2,067,923	76,279	1,744,680	79,892
National treasury notes	-	-	150,068	19,870,016	20,020,084	19,989,286	30,798	12,270,461	(81,023)	7,727,621	(44,518)
Financial treasury bills	-	8,648	26,444	332,239	367,331	367,494	(163)	362,658	(173)	344,345	(27)
Bank deposit certificates	3,726	5	34,333	813,331	851,395	851,395	-	47,789	-	141,940	-
Debentures	-	-	-	768,904	768,904	768,411	493	846,898	535	916,878	(1,326)
Shares	992,606	-	-	-	992,606	1,029,632	(37,026)	911,662	(76,970)	1,134,294	146,985
Privatization currencies	-	-	-	88,607	88,607	74,459	14,148	90,829	14,197	95,275	14,852
Foreign governments bonds	-	-	-	-	-	-	-	-	-	133,049	(2,200)
Other	55,322	71,756	78,546	1,980,293	2,185,917	2,166,626	19,291	2,022,402	14,923	1,788,876	(38,659)
- Insurance companies and savings bonds	1,476,024	14,476	12,240	253,277	1,756,017	1,848,349	(92,332)	1,593,338	(195,753)	1,971,412	(68,235)
Financial treasury bills	-	14,476	12,240	80,151	106,867	106,845	22	107,603	31	127,511	79
Shares	1,449,452	-	-	-	1,449,452	1,527,726	(78,274)	1,276,041	(211,611)	1,362,038	(78,819)
Debentures	34	-	-	173,088	173,122	167,449	5,673	182,876	6,284	163,656	6,640
National treasury bills	-	-	-	-	-	-	-	-	-	267,858	460
Other	26,538	-	-	38	26,576	46,329	(19,753)	26,818	9,543	50,349	3,405
- Private pension plans	1,546,139	22,721	37,408	312,485	1,918,753	2,047,643	(128,890)	1,796,464	(238,574)	1,614,805	(74,649)
Shares	1,546,139	-	-	-	1,546,139	1,675,185	(129,046)	1,423,900	(238,740)	1,230,760	(75,007)
Financial treasury bills	-	22,721	37,408	237,729	297,858	297,702	156	299,991	166	311,463	358
Other	-	-	-	74,756	74,756	74,756	-	72,573	-	72,582	-
- Other activities	58,898	-	-	1,715	60,613	60,613	-	69,834	123	1,215	119
Bank deposit certificates	3,849	-	-	-	3,849	3,849	-	20,366	-	1,078	-
Shares	141	-	-	-	141	141	-	140	123	137	119
Financial treasury bills	-	-	-	1,715	1,715	1,715	-	-	-	-	-
Other	54,908	-	-	-	54,908	54,908	-	49,328	-	-	-
Subtotal	4,182,546	6,315,575	340,381	31,243,671	42,082,173	41,987,007	95,166	28,734,084	(380,029)	21,368,525	424,490
Hedge cash flow (Note 8g)	-	-	-	-	-	-	67,101	-	274,915	-	(80,784)
Overall total (8)	4,182,546	6,315,575	340,381	31,243,671	42,082,173	41,987,007	162,267	28,734,084	(105,114)	21,368,525	343,706

  III) Held-to-maturity securities

Securities (3)	R$ thousand
	2010						2009
	September 30					June 30	September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost value (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)
Financial	22,125	10,594	-	797,467	830,186	897,485	875,878
Brazilian foreign debt notes	20,469	-	-	797,467	817,936	883,118	862,422
Financial treasury bills	1,656	10,594	-	-	12,250	14,367	13,456
Insurance companies and savings bonds	-	-	-	7,241,735	7,241,735	7,095,753	7,385,646
Debentures	-	-	-	25,819	25,819	-	-
National treasury notes	-	-	-	7,215,916	7,215,916	7,095,753	7,385,646
Private pension plans	291,069	304,390	28,642	19,951,973	20,576,074	20,234,456	17,412,911
Debentures	291,069	-	28,493	404,026	723,588	725,967	686,405
National treasury notes	-	304,390	-	19,547,947	19,852,337	19,508,344	16,726,506
Financial treasury bills	-	-	149	-	149	145	-
Overall total (4)	313,194	314,984	28,642	27,991,175	28,647,995	28,227,694	25,674,435

  d) Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)
Own portfolio	47,847,548	10,083,756	12,281,045	66,272,338	136,484,687	126,837,674	120,606,363
Fixed income securities	43,729,588	10,083,756	12,281,045	66,272,338	132,366,727	123,064,168	116,787,845
• Financial treasury bills	34,562	114,021	1,250,707	4,528,482	5,927,772	6,886,954	5,390,531
• Purchase and sale commitments (2)	32,587,978	274,844	1,153,147	1,868	34,017,837	29,202,365	23,278,214
• National treasury notes	4,124	401,574	166,697	29,225,608	29,798,003	30,663,500	28,156,064
• Brazilian foreign debt securities	4,287	11,840	804	365,518	382,449	961,671	2,717,781
• Bank deposit certificates	104,275	160,217	294,627	918,064	1,477,183	1,027,662	1,801,111
• National treasury bills	311,087	1,156,617	6,228,556	1,180,912	8,877,172	1,431,794	3,505,679
• Foreign corporate securities	22,269	6,077	538	1,304,229	1,333,113	2,112,619	1,817,709
• Debentures	375,073	161,412	36,632	13,139,412	13,712,529	11,701,352	8,357,129
• Promissory notes	122,541	1,789,211	46,619	-	1,958,371	2,724,255	3,845,227
• Foreign government securities	788,774	14,713	-	48	803,535	768,140	1,691,365
• PGBL/VGBL restricted bonds	3,594,704	5,830,324	3,015,543	13,208,886	25,649,457	28,203,557	29,457,710
• Other	5,779,914	162,906	87,175	2,399,311	8,429,306	7,380,299	6,769,325
Equity securities	4,117,960	-	-	-	4,117,960	3,773,506	3,818,518
• Shares of listed companies (technical provision)	1,787,808	-	-	-	1,787,808	327,592	911,749
• Shares of listed companies (other)	2,330,152	-	-	-	2,330,152	3,445,914	2,906,769
Restricted securities	45,750	7,912,857	5,239,381	43,994,639	57,192,627	28,270,990	24,573,299
Repurchase agreements	44,622	7,642,014	4,235,247	41,966,357	53,888,240	16,778,614	1,491,258
• National treasury bills	-	7,642,014	2,090,664	14,611,654	24,344,332	2,604,608	7,725
• Brazilian foreign debt securities	26,162	-	-	1,178,793	1,204,955	586,461	64,624
• Financial treasury bills	-	-	-	2,346,516	2,346,516	2,131,857	1,376,863
• National treasury notes	-	-	2,144,583	22,398,895	24,543,478	11,446,317	-
• Foreign corporate securities	18,460	-	-	1,430,499	1,448,959	9,371	42,046
Central Bank	-	-	-	-	-	4,553,045	17,510,958
• National treasury bills	-	-	-	-	-	2,705,716	1,101,362
• National treasury notes	-	-	-	-	-	824,328	12,187,976
• Financial treasury bills	-	-	-	-	-	1,023,001	4,221,620

Securities	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360	More than	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)
			days	360 days
Privatization currencies	-	-	-	88,607	88,607	90,829	95,275
Guarantees provided	1,128	270,843	1,004,134	1,939,675	3,215,780	6,848,502	5,475,808
• National treasury bills	-	252,697	774,598	20,514	1,047,809	2,215,569	465,256
• Financial treasury bills	1,128	18,146	185,455	1,904,265	2,108,994	2,775,022	1,677,063
• National treasury notes	-	-	44,081	14,896	58,977	1,857,911	3,333,489
Derivative financial instruments (1)	1,169,429	243,776	101,038	849,640	2,363,883	1,606,981	2,500,268
Securities subject to repurchase agreements but not restricted	-	-	-	40,012	40,012	39,350	44,389
• Financial treasury bills	-	-	-	40,012	40,012	39,350	44,389
Overall total	49,062,727	18,240,389	17,621,464	111,156,629	196,081,209	156,754,995	147,724,319
%	25.0	9.3	9.0	56.7	100.0	100.0	100.0

(1)

  Consistent with the criterion adopted by Bacen Circular Letter 3,068/02 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category "Trading Securities";

(2)	These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated
(3)	The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;
(4)

  In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as held-to-maturity . This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of September 30, 2010;

(5)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6)

  This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$4,026,102 thousand (June 30, 2010 R$3,395,319 thousand and September 30, 2009 R$3,604,723 thousand);

(7)

  The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and

(8)	There were no other than temporary losses in the 9-month period ended September 30, 2010.

  e) Derivative financial instruments

  Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its client's requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments with a view to mitigating the risks of operations carried out by the Bank and its subsidiaries.

  Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

  Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

  Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBovespa.

  Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

  Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

  I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2010				2009
	September 30		June 30		September 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	4,415,680		3,304,312		20,300,706
- Interbank market	296,884	-	12,229	-	14,966,795	-
- Foreign currency	4,118,796	-	3,292,083	-	5,121,842	-
- Other	-	-	-	-	212,069	212,069
Sale commitments:	180,960,622		162,783,516		83,643,484
- Interbank market (1)	166,675,803	166,378,919	140,070,390	140,058,161	66,115,070	51,148,275
- Foreign currency (2)	14,284,819	10,166,023	22,713,126	19,421,043	17,528,414	12,406,572
- Other	-	-	-	-	-	-

Option contracts
Purchase commitments:	12,498,462		69,577,758		6,190,748
- Interbank market	11,464,378	-	66,678,380	-	3,486,101	-
- Foreign currency	316,279	-	2,199,165	-	1,877,220	1,291,432
- Other	717,805	-	700,213	-	827,427	-
Sale commitments:	17,774,410		92,788,350		7,739,967
- Interbank market	16,338,570	4,874,192	89,460,470	22,782,090	6,079,200	2,593,099
- Foreign currency	598,452	282,173	2,613,120	413,955	585,788	-
- Other	837,388	119,583	714,760	14,547	1,074,979	247,552

Forward contracts
Purchase commitments:	5,081,201		3,637,213		4,558,877
- Foreign currency	4,834,497	-	3,367,730	-	4,347,947	-
- Other	246,704	-	269,483	-	210,930	-
Sale commitments:	6,468,494		4,855,384		5,560,076
- Foreign currency	5,740,704	906,207	4,562,825	1,195,095	4,811,137	463,190
- Other	727,790	481,086	292,559	23,076	748,939	538,009

Swap contracts
Beneficiary:	19,135,693		23,293,030		15,269,952
- Interbank market	2,674,227	-	2,590,779	-	5,550,665	1,669,062
- Prefixed	2,092,485	1,376,100	2,176,184	1,393,577	1,916,135	1,573,162
- Foreign currency (3)	12,163,980	1,282,049	16,322,023	1,023,671	6,241,120	-
- Reference Interest Rate - TR	928,413	-	934,475	-	867,749	712,555

	R$ thousand
	2010				2009
	September 30		June 30		September 30
	Overall	Net	Overall	Net	Overall	Net
	amount	amount	amount	amount	amount	amount
- Special Clearance and Custody System (Selic)	61,238	20,398	67,270	21,247	207,293	113,692
- General Price Index Market (IGP-M)	797,904	655,261	675,149	582,649	84,443	-
- Other	417,446	39,092	527,150	189,535	402,547	-
Guarantor:	18,556,756		22,579,740		14,469,958
- Interbank market	5,435,291	2,761,064	5,071,831	2,481,052	3,881,603	-
- Fixed rate	716,385	-	782,607	-	342,973	-
- Foreign currency (3)	10,881,931	-	15,298,352	-	8,934,516	2,693,396
- TR	961,312	32,899	950,812	16,337	155,194	-
- Selic	40,840	-	46,023	-	93,601	-
- IGP-M	142,643	-	92,500	-	488,901	404,458
- Other	378,354	-	337,615	-	573,170	170,623
(1) Includes cash flow hedges to protect CDI-related funding in the amount of R$75,928,223 thousand (June 30, 2010 R$58,743,971 thousand and September 30, 2009 R$59,850,104 thousand) (Note 8g);
(2) Includes specific hedges to protect investments abroad that totaled R$15,090,078 thousand (June 30, 2010 R$16,051,360 thousand and September 30, 2009, R$10,645,246 thousand); and
(3) Includes derivative credit operations (Note 8f).

Derivatives include operations maturing in D+1.

  II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2010						2009
	September 30			June 30			September 30
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market Value
Adjustment receivables swaps	1,135,206	67,160	1,202,366	987,571	66,315	1,053,886	969,656	121,659	1,091,315
Receivable forward purchases	248,157	(52)	248,105	267,654	(302)	267,352	214,202	(65)	214,137
Receivable forward sales	867,702	(585)	867,117	259,228	45	259,273	1,094,887	(244)	1,094,643
Premiums on exercisable options	37,249	9,046	46,295	65,495	(39,025)	26,470	120,562	(20,389)	100,173
Total assets	2,288,314	75,569	2,363,883	1,579,948	27,033	1,606,981	2,399,307	100,961	2,500,268
Adjustment payables swaps	(593,785)	(29,644)	(623,429)	(347,829)	7,233	(340,596)	(298,782)	7,461	(291,321)
Payable forward purchases	(443,818)	52	(443,766)	(364,603)	302	(364,301)	(347,173)	65	(347,108)
Payable forward sales	(733,317)	585	(732,732)	(307,688)	(45)	(307,733)	(776,234)	244	(775,990)
Premiums on written options	(84,979)	6,902	(78,077)	(149,423)	65,161	(84,262)	(297,067)	42,790	(254,277)
Total liabilities	(1,855,899)	(22,105)	(1,878,004)	(1,169,543)	72,651	(1,096,892)	(1,719,256)	50,560	(1,668,696)

  III) Futures, option, forward and swap contracts

	R$ thousand
	2010					2009
	1 to 90	91 to 180	181 to 360	More than	Total on	Total on	Total on
	days	days	days	360 days	September 30	June 30	September 30
Futures contracts	37.046.528	83.156.392	9.345.861	55.827.521	185.376.302	166.087.828	103.944.190
Option contracts	10.540.753	17.881.515	228.664	1.621.940	30.272.872	162.366.108	13.930.715
Forward contracts	6.955.495	1.937.937	1.415.649	1.240.614	11.549.695	8.492.597	10.118.953
Swap contracts	7.971.535	1.390.833	1.039.687	7.531.272	17.933.327	22.239.144	14.178.637
Total on September 30, 2010	62.514.311	104.366.677	12.029.861	66.221.347	245.132.196
Total on June 30, 2010	236.736.769	36.450.285	47.500.559	38.498.064		359.185.677
Total on September 30, 2009	45.530.146	52.896.670	12.871.694	30.873.985			142.172.495

  IV)Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Government securities
National treasury notes	1,730,033	1,564,841	2,592,397
Financial treasury bills	48,686	806,163	14,157
National treasury bills	2,442,172	1,780,847	87,332
Total	4,220,891	4,151,851	2,693,886

  V) Revenues and expenses, net

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30	September 30
			YTD	YTD
Swap contracts	32,886	127,100	83,987	615,726
Forward contracts	21,268	(20,997)	(24,674)	283,524
Option contracts	(26,450)	100,015	193,401	593,837
Futures contracts	1,020,811	180,772	1,067,579	2,859,185
Foreign exchange variation of investments abroad	(778,269)	60,663	(641,256)	(2,338,050)
Total	270,246	447,553	679,037	2,014,222

  VI)Overall amounts of derivative financial instruments, broken down by trading place and counter-parties

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Cetip - OTC Clearing House (over-the-counter)	9,043,014	16,155,054	8,312,354
BM&FBovespa (stock exchange)	223,801,964	333,602,059	124,804,629
Foreign (over-the-counter) (1)	8,890,313	6,084,090	5,250,044
Foreign (stock exchange) (1)	3,396,905	3,344,474	3,805,468
Total	245,132,196	359,185,677	142,172,495
(1) Comprise operations carried out on the Stock Exchanges of Chicago and New York and the over-the-counter markets.

  On September 30, 2010, counter parties are distributed among corporate entities with 94%, financial institutions with 5% and individuals/others with 1%.

  f) Credit Default Swaps (CDS)

  In general these represent a bilateral agreements in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

  In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In such case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders' equity
	2010		2009	2010		2009
	September 30	June 30	September 30	September 30	June 30	September 30
Sold protection
Credit swaps whose underlying assets are:
• Securities Brazilian public debt	(508,260)	(522,435)	(560,102)	-	-	-
• Securities Foreign public debt	(508,260)	(540,450)	-	(27,954)	(29,725)	-
• Derivatives with companies	(3,388)	(3,603)	(3,556)	(186)	(198)	(196)
Purchased protection
Credit swaps whose underlying assets are:
• Securities Brazilian public debt	1,797,546	6,225,984	8,784,703	-	-	-
• Derivatives with companies	13,554	14,412	14,225	1,491	1,585	1,565
Total	791,192	5,173,908	8,235,270	(26,649)	(28,338)	1,369
Deposited margin	95,432	316,216	456,399

  Bradesco carries out operations involving credit derivatives with the purpose of better managing its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013, 95.50% of which mature in the fourth quarter of 2010. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$994 thousand (June 30, 2010 R$(1,543) thousand and September 30, 2009 (7,553) thousand) . There was no credit event related to triggering events as defined in the contracts in the period.

  g) Cash flow hedge

  Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), converting variable payments into fixed payments.

  Bradesco trades DI Future contracts at BM&FBovespa as from 2009, used as a cash flow hedge for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2010		2009
	September 30	June 30	September 30
DI Future with maturity between 2010 and 2017	75,928,223	58,743,971	59,850,104
Funding indexed to CDI	75,356,945	58,440,008	59,537,114
Mark-to-market adjustment recorded in shareholders' equity (1)	67,101	274,915	(80,784)
Non-effective market value recorded in income	448	3,730	2,666
(1) The adjustment in the shareholders' equity is R$40,261 thousand net of tax effects (June 30, 2010 - R$164,949 thousand and September 30, 2009 - R$(48,470) thousand).

  The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

  h) Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30	September 30
			YTD	YTD
Fixed income securities	2,016,971	1,746,413	5,314,167	4,943,297
Interbank investments (Note 7b)	2,391,419	1,928,624	6,581,201	6,791,134
Equity securities	21,321	7,232	40,087	(22,886)
Subtotal	4,429,711	3,682,269	11,935,455	11,711,545
Financial result of insurance, private pension plans and savings bonds	2,676,416	1,612,581	6,561,260	6,043,375
Income from derivative financial instruments (Note 8e V)	270,246	447,553	679,037	2,014,222
Total	7,376,373	5,742,403	19,175,752	19,769,142

  9) INTERBANK ACCOUNTS RESTRICTED DEPOSITS

  a) Mandatory reserve

	R$ thousand
	2010			2009
	Remuneration	September 30	June 30	September 30
Reserve requirements demand deposits	not remunerated	8,655,197	9,333,765	7,919,537
Reserve requirements savings deposits	savings index	10,118,767	9,557,242	8,353,550
Time reserve requirements (1)	Selic rate	11,467,274	11,163,568	-
Collection of funds from rural loan (3)	not remunerated	39,722	-	-
Additional reserve requirements (2)	Selic rate	18,817,435	18,349,679	-
· Savings deposits		5,059,383	4,778,620	-
· Demand deposits		2,810,724	2,726,020	-
· Time deposits		10,947,328	10,845,039	-
Restricted deposits National Housing System (SFH)	TR + interest rate	496,498	493,322	474,572
Funds from rural loan	not remunerated	578	578	578
Total		49,595,471	48,898,154	16,748,237

(1)	According to Bacen Circular Letter 3,485/10, banks are collecting 15% of time deposits in cash as of April 2010;
(2)

  According to Bacen Circular Letter 3,486/10, as of March 2010, additional liabilities are collected in cash at the following rates: demand and time deposits 8%; and savings deposits 10%, the requirement of which, up to December 2009, was pegged to securities as shown below (Note 35b); and

(3)	According to Bacen Circular Letter 3,460/09 , as of August 2010, it was mandatory for banks to collect rural loan funds (on demand funds) that have not been borrowed, refundable in August 2011.

  Additional reserve requirement

R$ thousand
On September 30, 2009
Restricted to securities (2) (4)
Savings deposits	3,842,771
Demand deposits	1,209,933
Time deposits	4,704,712
Total	9,757,416

(4) Classified in item securities , amounting to R$7,379,230 thousand, and interbank investments , amounting to R$2,378,186 thousand.

  b) Result from compulsory deposits

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30	September 30
			YTD	YTD
Compulsory deposits - Bacen (reserves requirement)	946,396	755,131	1,880,270	400,368
Restricted deposits - SFH	7,005	6,041	19,003	20,516
Total	953,401	761,172	1,899,273	420,884

  10) LOAN OPERATIONS

  The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, is as follows:

  a) By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2010				2009
							Total on September 30 (A)	% (6)	Total on June 30 (A)	% (6)	Total on September 30 (A)	% (6)
Discounted trade receivables and loans (1)	15,415,030	10,497,956	7,372,439	10,741,698	12,254,630	35,400,963	91,682,716	38.3	88,549,148	38.7	70,281,250	35.4
Financing	3,121,833	2,493,391	2,510,712	6,016,468	10,395,561	39,663,838	64,201,803	26.8	58,174,624	25.5	46,183,026	23.3
Agricultural and agribusiness financing	820,106	945,307	708,932	1,387,818	3,627,530	5,706,973	13,196,666	5.5	12,051,228	5.3	11,038,188	5.6
Subtotal	19,356,969	13,936,654	10,592,083	18,145,984	26,277,721	80,771,774	169,081,185	70.6	158,775,000	69.5	127,502,464	64.3
Leasing operations	755,668	605,058	619,108	1,782,871	3,050,139	8,304,691	15,117,535	6.3	16,117,556	7.1	19,296,746	9.7
Advances on foreign exchange contracts (2)	1,093,995	756,600	900,319	1,891,480	931,173	-	5,573,567	2.3	5,615,986	2.5	7,541,419	3.8
Subtotal	21,206,632	15,298,312	12,111,510	21,820,335	30,259,033	89,076,465	189,772,287	79.2	180,508,542	79.1	154,340,629	77.8
Other receivables (3)	5,049,745	1,512,644	1,062,357	1,876,309	1,393,116	625,128	11,519,299	4.8	11,626,207	5.1	9,521,772	4.8
Total loan operations	26,256,377	16,810,956	13,173,867	23,696,644	31,652,149	89,701,593	201,291,586	84.0	192,134,749	84.2	163,862,401	82.6
Sureties and guarantees (4)	1,211,017	642,076	983,147	1,586,220	3,637,030	27,233,733	35,293,223	14.7	33,504,586	14.6	32,404,121	16.3
Credit assignment (5)	30,716	28,646	26,554	66,926	93,726	148,764	395,332	0.2	383,913	0.2	352,424	0.2
Credit assignment - Real estate receivables certificate	27,730	27,728	27,727	79,799	119,093	400,399	682,476	0.3	710,276	0.3	799,143	0.4
Acquisition of credit card receivables	525,893	234,537	167,067	434,706	492,225	119,014	1,973,442	0.8	1,601,682	0.7	1,010,663	0.5
Overall total on September 30, 2010	28,051,733	17,743,943	14,378,362	25,864,295	35,994,223	117,603,503	239,636,059	100.0
Overall total on June 30, 2010	27,703,750	15,905,195	14,363,477	26,566,197	33,633,340	110,163,247			228,335,206	100.0
Overall total on September 30, 2009	23,703,267	15,071,548	12,782,836	26,475,532	29,988,263	90,407,306					198,428,752	100.0

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2010				2009
						Total on September 30 (B)	% (6)	Total on June 30 (B)	% (6)	Total on September 30 (B)	% (6)
Discounted trade receivables and loans (1)	819,492	662,796	619,971	1,321,687	1,744,709	5,168,655	79.4	5,063,418	77.8	4,739,096	73.7
Financing	173,697	130,548	71,712	148,747	154,352	679,056	10.4	757,817	11.6	897,607	14.0
Agricultural and agribusiness financing	35,100	35,920	19,271	28,667	20,047	139,005	2.1	122,959	1.9	185,645	2.9
Subtotal	1,028,289	829,264	710,954	1,499,101	1,919,108	5,986,716	91.9	5,944,194	91.3	5,822,348	90.6
Leasing operations	96,606	74,960	43,587	95,362	130,110	440,625	6.8	476,232	7.3	423,489	6.6
Advances on foreign exchange contracts (2)	2,769	2,203	177	192	-	5,341	0.1	13,620	0.2	93,878	1.5
Subtotal	1,127,664	906,427	754,718	1,594,655	2,049,218	6,432,682	98.8	6,434,046	98.8	6,339,715	98.7
Other receivables (3)	2,929	788	193	6,831	68,852	79,593	1.2	78,663	1.2	81,384	1.3
Overall total on September 30, 2010	1,130,593	907,215	754,911	1,601,486	2,118,070	6,512,275	100.0
Overall total on June 30, 2010	1,101,165	904,884	857,948	1,651,573	1,997,139			6,512,709	100.0
Overall total on September 30, 2009	1,063,637	850,070	767,356	1,634,774	2,105,262					6,421,099	100.0

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2010				2009
							Total on September 30 (C)	% (6)	Total on June 30 (C)	% (6)	Total on September 30 (C)	% (6)
Discounted trade receivables and loans (1)	352,686	330,767	282,342	622,774	854,597	1,633,125	4,076,291	43,0	3,952,095	39,7	3,957,260	37,0
Financing	162,207	149,918	149,066	406,959	643,876	1,468,845	2,980,871	31,5	3,259,067	32,8	3,810,600	35,7
Agricultural and agribusiness financing	13,793	3,444	3,357	6,582	31,256	264,588	323,020	3,4	367,420	3,7	396,221	3,7
Subtotal	528,686	484,129	434,765	1,036,315	1,529,729	3,366,558	7,380,182	77,9	7,578,582	76,2	8,164,081	76,4
Leasing operations	81,994	68,041	71,445	211,382	392,049	1,260,661	2,085,572	22,0	2,356,845	23,7	2,490,178	23,3
Subtotal	610,680	552,170	506,210	1,247,697	1,921,778	4,627,219	9,465,754	99,9	9,935,427	99,9	10,654,259	99,7
Other receivables (3)	265	265	241	1,103	2,430	85	4,389	0,1	4,986	0,1	31,446	0,3
Overall total on September 30, 2010	610,945	552,435	506,451	1,248,800	1,924,208	4,627,304	9,470,143	100,0
Overall total on June 30, 2010	650,904	543,229	548,724	1,290,451	2,008,634	4,898,471			9,940,413	100,0
Overall total on September 30, 2009	684,111	563,458	578,349	1,387,970	2,123,027	5,348,790					10,685,705	100,0

	R$ thousand
	Overall total
	2010				2009
	Total on September 30 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	100,927,662	39.5	97,564,661	39.8	78,977,606	36.5
Financing	67,861,730	26.5	62,191,508	25.4	50,891,233	23.7
Agricultural and agribusiness financing	13,658,691	5.3	12,541,607	5.1	11,620,054	5.4
Subtotal	182,448,083	71.3	172,297,776	70.3	141,488,893	65.6
Leasing operations	17,643,732	6.9	18,950,633	7.7	22,210,413	10.3
Advances on foreign exchange contracts (2)	5,578,908	2.2	5,629,606	2.3	7,635,297	3.5
Subtotal	205,670,723	80.4	196,878,015	80.3	171,334,603	79.4
Other receivables (3)	11,603,281	4.5	11,709,856	4.8	9,634,602	4.5
Total loan operations	217,274,004	84.9	208,587,871	85.1	180,969,205	83.9
Sureties and guarantees (4)	35,293,223	13.8	33,504,586	13.7	32,404,121	15.0
Credit assignment (5)	395,332	0.2	383,913	0.2	352,424	0.2
Credit assignment real estate receivable certificate	682,476	0.3	710,276	0.3	799,143	0.4
Acquisition of credit card receivables	1,973,442	0.8	1,601,682	0.7	1,010,663	0.5
Overall total on September 30, 2010	255,618,477	100.0
Overall total on June 30, 2010			244,788,328	100.0
Overall total on September 30, 2009					215,535,556	100.0

(1) It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$13,038,490 thousand (June 30, 2010 R$12,290,894 thousand and September 30, 2009 - R$8,523,846 thousand);
(2) Advances on foreign exchange contracts are classified as a deduction from "Other Liabilities";

  (3) Item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credit instruments receivable, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from storeowners) in the amount of R$9,954,317 thousand (June 30, 2010 R$9,748,231 thousand and September 30, 2009 - R$6,866,291 thousand);

(4) Recorded in memorandum accounts;
(5) Restated amount of the credit assignment up to September 30, 2010, net of installments received; and
(6) Ratio between each type and the total loan portfolio including sureties and guarantee, credit assignment and acquisition of receivables.

  b) By type and risk level

Loan operations	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2010				2009
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Discounted trade
receivables and
loans	20,328,785	43,785,063	8,169,744	17,330,064	2,432,324	1,231,929	987,302	936,073	5,726,378	100,927,662	46.5	97,564,661	46.8	78,977,606	43.7
Financings	11,312,022	31,040,170	8,438,435	14,559,217	742,487	305,601	215,089	166,702	1,082,007	67,861,730	31.2	62,191,508	29.8	50,891,233	28.1
Agricultural and
agribusiness
financings	1,809,580	3,286,736	1,765,302	5,892,957	440,968	104,887	226,013	36,804	95,444	13,658,691	6.3	12,541,607	6.0	11,620,054	6.4
Subtotal	33,450,387	78,111,969	18,373,481	37,782,238	3,615,779	1,642,417	1,428,404	1,139,579	6,903,829	182,448,083	84.0	172,297,776	82.6	141,488,893	78.2
Leasing operations	129,823	7,305,224	2,451,356	5,870,894	418,226	208,588	191,404	148,825	919,392	17,643,732	8.1	18,950,633	9.1	22,210,413	12.3
Advances on
foreign exchange
contracts	2,155,818	1,907,296	861,738	565,138	17,860	1,294	2,609	-	67,155	5,578,908	2.6	5,629,606	2.7	7,635,297	4.2
Subtotal	35,736,028	87,324,489	21,686,575	44,218,270	4,051,865	1,852,299	1,622,417	1,288,404	7,890,376	205,670,723	94.7	196,878,015	94.4	171,334,603	94.7
Other receivables	279,224	8,780,310	449,831	1,611,979	72,989	31,191	26,962	18,250	332,545	11,603,281	5.3	11,709,856	5.6	9,634,602	5.3
Overall total on
September 30,
2010	36,015,252	96,104,799	22,136,406	45,830,249	4,124,854	1,883,490	1,649,379	1,306,654	8,222,921	217,274,004	100.0
	16.6	44.2	10.2	21.1	1.9	0.9	0.7	0.6	3.8	100.0
Overall total on
June 30, 2010	34,206,493	93,191,504	21,181,099	42,775,262	4,266,771	1,741,107	1,884,672	1,397,832	7,943,131			208,587,871	100.0
	16.4	44.7	10.2	20.5	2.0	0.8	0.9	0.7	3.8			100.0
Overall total on
September 30,
2009	31,675,559	78,391,884	20,236,087	34,257,005	3,924,884	1,840,154	1,628,602	1,447,054	7,567,976					180,969,205	100.0
	17.5	43.3	11.2	18.9	2.2	1.0	0.9	0.8	4.2					100,0

(1) Ratio between the type and total of loan portfolio without sureties and guarantee, assignment of loans and acquisition of receivables.

  c) Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2010				2009
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding
installments	-	-	1,768,163	2,052,700	1,111,073	815,239	682,623	503,957	2,536,388	9,470,143	100.0	9,940,413	100.0	10,685,705	100.0
1 to 30	-	-	134,909	157,794	63,555	43,216	32,763	28,558	150,150	610,945	6.5	650,904	6.5	684,111	6.4
31 to 60	-	-	116,024	138,452	58,312	40,309	31,275	26,253	141,810	552,435	5.8	543,229	5.5	563,458	5.3
61 to 90	-	-	105,584	118,792	53,802	38,285	29,215	25,426	135,347	506,451	5.3	548,724	5.5	578,349	5.4
91 to 180	-	-	227,874	282,673	140,041	101,021	78,273	65,686	353,232	1,248,800	13.2	1,290,451	13.0	1,387,970	13.0
181 to 360	-	-	350,466	423,619	219,808	157,631	122,669	102,297	547,718	1,924,208	20.3	2,008,634	20.2	2,123,027	19.9
More than 360	-	-	833,306	931,370	575,555	434,777	388,428	255,737	1,208,131	4,627,304	48.9	4,898,471	49.3	5,348,790	50.0
Past due
installments	-	-	392,611	669,970	548,492	530,285	472,035	478,117	3,420,765	6,512,275	100.0	6,512,709	100.0	6,421,099	100.0
1 to 14	-	-	15,027	69,904	32,444	20,000	14,494	12,317	125,570	289,756	4.4	250,786	3.8	369,003	5.7
15 to 30	-	-	357,711	192,625	76,257	44,847	27,198	20,712	121,487	840,837	12.9	850,379	13.1	694,634	10.8
31 to 60	-	-	19,873	374,120	149,810	92,223	50,254	35,837	185,098	907,215	13.9	904,884	13.9	850,070	13.2
61 to 90	-	-	-	10,979	257,426	116,788	68,404	48,841	252,473	754,911	11.6	857,948	13.2	767,356	12.0
91 to 180	-	-	-	22,342	18,796	249,114	298,742	344,244	668,248	1,601,486	24.6	1,651,573	25.4	1,634,774	25.5
181 to 360	-	-	-	-	13,759	7,313	12,943	16,166	1,942,276	1,992,457	30.7	1,890,105	29.0	2,029,975	31.6
More than 360	-	-	-	-	-	-	-	-	125,613	125,613	1.9	107,034	1.6	75,287	1.2
Subtotal	-	-	2,160,774	2,722,670	1,659,565	1,345,524	1,154,658	982,074	5,957,153	15,982,418		16,453,122		17,106,804
Specific
provision	-	-	21,608	81,680	165,956	403,658	577,329	687,452	5,957,153	7,894,836		7,885,123		8,422,312

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2010				2009
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding
installments	36,015,252	96,104,799	19,975,632	43,107,579	2,465,289	537,966	494,721	324,580	2,265,768	201,291,586	100.0	192,134,749	100.0	163,862,401	100.0
1 to 30	4,025,911	14,855,438	1,874,071	4,773,060	200,958	69,451	48,451	34,314	374,723	26,256,377	13.0	26,104,406	13.6	22,121,706	13.5
31 to 60	2,316,709	9,342,776	1,352,576	3,395,167	103,589	37,297	25,957	20,301	216,584	16,810,956	8.4	15,126,412	7.9	14,205,937	8.7
61 to 90	2,335,277	6,464,309	1,166,099	2,885,692	114,311	28,947	19,238	14,776	145,218	13,173,867	6.5	13,279,611	6.9	12,064,392	7.4
91 to 180	2,878,572	12,298,403	2,796,551	5,037,127	235,612	62,981	45,110	30,578	311,710	23,696,644	11.8	24,200,314	12.6	22,224,659	13.6
181 to 360	4,802,432	15,325,305	3,219,177	7,425,698	300,617	87,400	57,030	39,830	394,660	31,652,149	15.7	29,663,515	15.4	26,757,235	16.3
More than 360	19,656,351	37,818,568	9,567,158	19,590,835	1,510,202	251,890	298,935	184,781	822,873	89,701,593	44.6	83,760,491	43.6	66,488,472	40.5
Generic provision	-	480,524	199,756	1,293,227	246,529	161,389	247,360	227,205	2,265,768	5,121,758		4,888,859		3,539,466
Overall total on
September 30,
2010	36,015,252	96,104,799	22,136,406	45,830,249	4,124,854	1,883,490	1,649,379	1,306,654	8,222,921	217,274,004
Existing provision	-	607,522	235,627	2,599,400	1,066,455	905,684	1,104,162	1,276,969	8,222,921	16,018,740
Minimum required
provision	-	480,524	221,364	1,374,907	412,485	565,047	824,689	914,657	8,222,921	13,016,594
Additional
provision	-	126,998	14,263	1,224,493	653,970	340,637	279,473	362,312	-	3,002,146
Overall total on
June 30, 2010	34,206,493	93,191,504	21,181,099	42,775,262	4,266,771	1,741,107	1,884,672	1,397,832	7,943,131			208,587,871
Existing provision	-	584,574	226,719	2,457,699	1,100,728	836,630	1,265,276	1,366,816	7,943,131			15,781,573
Minimum required
provision	-	465,956	211,810	1,283,257	426,676	522,332	942,337	978,483	7,943,131			12,773,982
Additional
provision	-	118,618	14,909	1,174,442	674,052	314,298	322,939	388,333	-			3,007,591
Overall total on
September 30,
2009	31,675,559	78,391,884	20,236,087	34,257,005	3,924,884	1,840,154	1,628,602	1,447,054	7,567,976					180,969,205
Existing provision	-	392,857	205,483	2,373,211	1,034,547	886,987	1,094,992	1,396,552	7,567,976					14,952,605
Minimum required
provision	-	391,957	202,360	1,027,711	392,488	552,046	814,302	1,012,938	7,567,976					11,961,778
Additional
provision	-	900	3,123	1,345,500	642,059	334,941	280,690	383,614	-					2,990,827

(1) Ratio between maturities and types.

  d) Concentration of loan operations

	R$ thousand
	2010				2009
	September 30%		June 30%		September 30%
Largest borrower	2,364,686	1.1	2,380,932	1.1	1,846,509	1.0
10 largest borrowers	13,054,180	6.0	12,527,453	6.0	11,792,334	6.5
20 largest borrowers	20,232,808	9.3	19,455,500	9.3	18,164,443	10.0
50 largest borrowers	31,571,613	14.5	30,812,121	14.8	29,281,027	16.2
100 largest borrowers	40,380,290	18.6	39,603,686	19.0	37,585,869	20.8

  e) By economic activity sector

	R$ thousand
	2010				2009
	September 30%		June 30%		September 30%
Public sector	960,301	0.4	1,248,908	0.6	1,162,053	0.6
Federal Government	526,527	0.2	814,830	0.4	689,720	0.3
Petrochemical	511,020	0.2	795,304	0.4	622,397	0.3
Financial intermediaries	15,507	-	19,526	-	67,323	-
State Government	433,774	0.2	434,078	0.2	472,333	0.3
Production and distribution of electricity	433,774	0.2	434,078	0.2	472,333	0.3
Private sector	216,313,703	99.6	207,338,963	99.4	179,807,152	99.4
Manufacturing	44,446,043	20.4	42,505,138	20.4	39,256,282	21.7
Food products and beverages	11,854,582	5.5	11,275,829	5.4	10,362,609	5.8
Steel, metallurgy and mechanics	7,143,603	3.3	6,897,820	3.3	5,681,543	3.1
Chemical	4,496,717	2.1	4,490,138	2.2	5,037,334	2.8
Pulp and paper	2,979,109	1.4	2,478,656	1.2	2,525,377	1.4
Textiles and apparel	2,367,136	1.1	2,263,605	1.1	1,997,362	1.1
Rubber and plastic articles	2,258,115	1.0	2,114,040	1.0	1,783,506	1.0
Oil refining and production of alcohol	2,126,614	1.0	2,035,620	1.0	2,434,071	1.3
Light and heavy vehicles	1,995,873	0.9	1,837,511	0.9	1,700,280	0.9
Extraction of metallic and non-metallic ores	1,801,779	0.8	1,989,436	1.0	1,784,674	1.0
Electric and electronic products	1,782,765	0.8	1,728,517	0.8	1,153,071	0.6
Furniture and wood products	1,528,372	0.7	1,419,450	0.7	1,266,562	0.7
Non-metallic materials	1,156,517	0.5	1,065,989	0.5	1,105,389	0.6
Automotive parts and accessories	915,530	0.4	928,890	0.4	844,869	0.5
Leather articles	480,652	0.2	498,263	0.2	551,118	0.3
Publishing, printing and reproduction	479,560	0.2	464,934	0.2	446,860	0.2
Other industries	1,079,119	0.5	1,016,440	0.5	581,657	0.4
Commerce	31,104,293	14.2	29,106,875	14.0	25,108,063	13.9
Merchandise in specialty stores	7,632,205	3.5	7,305,625	3.5	6,408,941	3.5
Food products, beverages and tobacco	3,940,514	1.8	3,727,963	1.8	3,378,176	1.9
Automobile	2,869,368	1.3	2,813,484	1.3	2,142,757	1.2
Non-specialized retailer	2,838,491	1.3	2,626,709	1.2	2,195,825	1.2
Clothing and footwear	2,303,316	1.1	2,042,078	1.0	1,629,490	0.9
Motor vehicle repairs, parts and accessories	2,195,399	1.0	2,090,113	1.0	1,809,984	1.0
Grooming and household articles	2,009,895	0.9	1,806,641	0.9	1,583,213	0.9
Waste and scrap	1,531,995	0.7	1,421,829	0.7	1,208,494	0.7

	R$ thousand
	2010				2009
	September 30%		June 30%		September 30%
Fuel	1,398,349	0.6	1,237,986	0.6	1,096,775	0.6
Trade intermediary	1,344,078	0.6	1,198,473	0.6	1,103,978	0.6
Wholesale of goods in general	1,140,490	0.5	1,005,845	0.5	959,209	0.5
Agricultural products	818,752	0.4	778,822	0.4	819,467	0.5
Other commerce	1,081,441	0.5	1,051,307	0.5	771,754	0.4
Financial intermediaries	602,936	0.3	588,611	0.3	664,268	0.4
Services	45,536,387	21.1	44,101,510	21.1	37,887,103	20.9
Transportation and storage	11,608,318	5.3	10,996,535	5.3	9,308,827	5.1
Civil construction	10,087,159	4.6	9,145,154	4.4	7,116,896	3.9
Real estate activities, rentals and corporate
services	9,215,153	4.2	8,903,263	4.3	7,973,814	4.4
Production and distribution of electric power,
gas and water	4,921,142	2.3	5,036,773	2.4	4,189,559	2.3
Holding companies, legal, accounting and
business advisory services	1,926,865	0.9	1,764,046	0.8	2,683,869	1.5
Hotels and catering	1,675,494	0.8	1,549,467	0.7	1,438,287	0.8
Social services, education, health, defense
and social security	1,671,285	0.8	1,590,286	0.8	1,499,450	0.8
Clubs, leisure, cultural and sport activities	1,247,045	0.6	1,190,684	0.6	955,351	0.5
Telecommunications	414,081	0.2	502,552	0.2	591,233	0.3
Other services	2,769,845	1.4	3,422,750	1.6	2,129,817	1.3
Agriculture, cattle raising, fishing, forestry
and timber industry	2,970,007	1.4	2,714,705	1.3	2,663,076	1.5
Individuals	91,654,037	42.2	88,322,124	42.3	74,228,360	41.0
Total	217,274,004	100.0	208,587,871	100.0	180,969,205	100.0

  f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2010		2009
	Past due	Outstanding	Total non- performing loans				% September 30 YTD (2)	% June 30 YTD (2)	% September 30 YTD (2)
AA	-	-	-	36,015,252	36,015,252	16.6	16.6	16.4	17.5
A	-	-	-	96,104,799	96,104,799	44.2	60.8	61.1	60.8
B	392,611	1,768,163	2,160,774	19,975,632	22,136,406	10.2	71.0	71.3	72.0
C	669,970	2,052,700	2,722,670	43,107,579	45,830,249	21.1	92.1	91.8	90.9
Subtotal	1,062,581	3,820,863	4,883,444	195,203,262	200,086,706	92.1
D	548,492	1,111,073	1,659,565	2,465,289	4,124,854	1.9	94.0	93.8	93.1
E	530,285	815,239	1,345,524	537,966	1,883,490	0.9	94.9	94.6	94.1
F	472,035	682,623	1,154,658	494,721	1,649,379	0.7	95.6	95.5	95.0
G	478,117	503,957	982,074	324,580	1,306,654	0.6	96.2	96.2	95.8
H	3,420,765	2,536,388	5,957,153	2,265,768	8,222,921	3.8	100.0	100.0	100.0
Subtotal	5,449,694	5,649,280	11,098,974	6,088,324	17,187,298	7.9
Overall total on September
30, 2010	6,512,275	9,470,143	15,982,418	201,291,586	217,274,004	100.0
%	3.0	4.4	7.4	92.6	100.0
Overall total on June 30,
2010	6,512,709	9,940,413	16,453,122	192,134,749	208,587,871
%	3.1	4.8	7.9	92.1	100.0
Overall total on September
30, 2009	6,421,099	10,685,705	17,106,804	163,862,401	180,969,205
%	3.6	5.9	9.5	90.5	100.0
(1) Ratio between risk level and total portfolio; and
(2) Accumulated ratio between risk level and total portfolio.

Risk level	R$ thousand
	Allowance
	Minimum required provision	Minimum required					Additional	Existing	2010		2009
		Specific			Generic	Total			% September 30 YTD (1)	% June 30 YTD (1)	% September 30 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	480,524	480,524	126,998	607,522	0.6	0.6	0.5
B	1.0	3,926	17,682	21,608	199,756	221,364	14,263	235,627	1.1	1.1	1.0
C	3.0	20,099	61,581	81,680	1,293,227	1,374,907	1,224,493	2,599,400	5.7	5.7	6.9
Subtotal		24,025	79,263	103,288	1,973,507	2,076,795	1,365,754	3,442,549	1.7	1.7	1.8
D	10.0	54,849	111,107	165,956	246,529	412,485	653,970	1,066,455	25.9	25.8	26.4
E	30.0	159,086	244,572	403,658	161,389	565,047	340,637	905,684	48.1	48.1	48.2
F	50.0	236,017	341,312	577,329	247,360	824,689	279,473	1,104,162	66.9	67.1	67.2
G	70.0	334,682	352,770	687,452	227,205	914,657	362,312	1,276,969	97.7	97.8	96.5
H	100.0	3,420,765	2,536,388	5,957,153	2,265,768	8,222,921	-	8,222,921	100.0	100.0	100.0
Subtotal		4,205,399	3,586,149	7,791,548	3,148,251	10,939,799	1,636,392	12,576,191	73.2	72.6	73.0
Overall total on
September 30, 2010		4,229,424	3,665,412	7,894,836	5,121,758	13,016,594	3,002,146	16,018,740	7.4
%		26.4	22.9	49.3	32.0	81.3	18.7	100.0
Overall total on June
30, 2010		4,126,724	3,758,399	7,885,123	4,888,859	12,773,982	3,007,591	15,781,573		7.6
%		26.1	23.8	49.9	31.0	80.9	19.1	100.0
Overall total on
September 30, 2009		4,325,395	4,096,917	8,422,312	3,539,466	11,961,778	2,990,827	14,952,605			8.3
%		28.9	27.4	56.3	23.7	80.0	20.0	100.0
(1) Ratio between allowance and total portfolio by risk level.

  g) Breakdown of allowance for loan losses

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Opening balance	15,781,573	15,835,807	16,313,243	10,262,601
- Specific provision (1)	7,885,123	8,230,070	8,886,147	5,928,371
- Generic provision (2)	4,888,859	4,600,769	4,424,421	2,713,660
- Additional provision (3)	3,007,591	3,004,968	3,002,675	1,620,570
Additions	2,259,680	2,318,996	6,737,963	10,207,295
Reductions	(2,022,513)	(2,373,230)	(7,032,466)	(5,517,291)
Closing balance	16,018,740	15,781,573	16,018,740	14,952,605
- Specific provision (1)	7,894,836	7,885,123	7,894,836	8,422,312
- Generic provision (2)	5,121,758	4,888,859	5,121,758	3,539,466
- Additional provision (3)	3,002,146	3,007,591	3,002,146	2,990,827
(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and
(3)

  The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per customer was classified according to the corresponding risk levels (Note 10f).

  h) PLL expenses net of amounts recovered

  Expenses of the allowance for loan losses, net of recoveries of written-off credits, are as follows:

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Amount recorded	2,259,680	2,318,996	6,737,963	10,207,295
Amount recovered (1)	(727,193)	(719,169)	(1,954,481)	(1,078,676)
PLL expense net of amounts recovered	1,532,487	1,599,827	4,783,482	9,128,619

(1) Classified in income from loan operations (Note 10j).

  i) Changes in renegotiated portfolio

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Opening balance	6,306,296	5,840,626	5,546,177	3,089,034
Amount renegotiated	1,609,922	1,582,675	4,325,474	3,652,279
Amount received	(729,840)	(557,742)	(1,773,082)	(972,725)
Reductions	(515,233)	(559,263)	(1,427,424)	(852,565)
Closing balance	6,671,145	6,306,296	6,671,145	4,916,023
Allowance for loan losses	4,197,715	3,928,140	4,197,715	2,928,976
Percentage on renegotiation portfolio	62.9%	62.3%	62.9%	59.6%

  j) Income on loan and leasing operations

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Discounted trade receivables and loans	6,472,944	6,182,432	18,436,376	15,665,366
Financings	2,172,078	2,029,200	6,100,919	5,800,060
Agricultural and agribusiness loans	265,845	273,916	810,552	619,878
Subtotal	8,910,867	8,485,548	25,347,847	22,085,304
Recovery of credits charged-off as loss	727,193	719,169	1,954,481	1,078,676
Subtotal	9,638,060	9,204,717	27,302,328	23,163,980
Leasing net of expenses	536,157	556,604	1,732,873	2,689,307
Total	10,174,217	9,761,321	29,035,201	25,853,287

  11) OTHER RECEIVABLES

  a) Foreign exchange portfolio Balance sheet accounts

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Assets other receivables
Exchange purchases pending settlement	12,100,799	9,117,146	9,449,972
Foreign exchange acceptances and term documents in foreign currencies	-	1,951	15
Exchange sale receivables	6,827,865	3,918,059	2,926,463
(-) Advances in local currency received	(316,462)	(348,522)	(322,170)
Income receivable on advances granted	86,455	88,351	240,295
Total	18,698,657	12,776,985	12,294,575
Liabilities other liabilities
Exchange sales pending settlement	6,804,667	3,909,517	2,904,922
Exchange purchase payables	12,461,631	9,200,781	10,543,684
(-) Advances on foreign exchange contracts	(5,578,908)	(5,629,606)	(7,635,297)
Other	9,236	4,031	6,179
Total	13,696,626	7,484,723	5,819,488
Net foreign exchange portfolio	5,002,031	5,292,262	6,475,087
Memorandum accounts
Loans available for imports	1,594,463	870,616	1,476,988
Confirmed exports loans	42,548	80,317	59,452

  Foreign exchange results

  Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Foreign exchange operations result	195,279	83,664	409,820	1,740,392
Adjustments:
- Income on foreign currency financing (1)	4,231	20,375	44,025	10,250
- Income on export financing (1)	113,765	81,606	277,835	333,008
- Income on foreign investments (2)	877	(19,508)	27,887	6,547
- Expenses of liabilities with foreign bankers (3) (Note 17c)	21,497	(95,285)	(232,129)	105,565
- Funding expenses (4)	(78,750)	(61,884)	(197,668)	(272,810)
- Other	(157,972)	90,662	(21,871)	(1,366,394)
Total adjustments	(96,352)	15,966	(101,921)	(1,183,834)
Adjusted foreign exchange operations result	98,927	99,630	307,899	556,558
(1)	Classified in item "Income from loan operations";
(2)	Stated in item "Income on securities transactions";
(3)	Related to funds for financing advances on foreign exchange contracts and import financing, classified in item "Borrowing and onlending expenses"; and
(4)	Refer to funding expenses of investments on foreign exchange transactions.

  b) Sundry

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Tax credits (Note 34c)	17,187,593	17,273,477	16,547,709
Credit card operations	11,927,759	11,349,913	7,876,954
Borrowers by escrow deposits	7,290,302	7,166,084	6,972,173
Prepaid taxes	2,103,925	2,152,663	1,542,558
Sundry borrowers	2,149,807	1,788,487	1,409,209
Trade and credit receivables (1)	2,074,690	2,336,629	3,052,740
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Fund FGC)	578,426	624,092	761,087
Payments to be reimbursed	503,866	471,378	516,979
Receivables from sale of assets	65,949	75,476	74,515
Other	308,089	319,380	288,279
Total	44,190,406	43,557,579	39,042,203
(1) Includes receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

  12) OTHER ASSETS

  a) Foreclosed assets/others

	R$ thousand
	Cost	Provision for losses	Residual value
			2010		2009
			September 30	June 30	September 30
Real estate	148,632	(38,907)	109,725	142,833	134,170
Goods subject to special conditions	58,387	(58,387)	-	-	-
Vehicles and similar	477,917	(144,927)	332,990	342,291	334,041
Inventories/warehouse	21,258	-	21,258	26,515	16,746
Machinery and equipment	20,716	(10,151)	10,565	9,489	3,970
Others	8,213	(7,074)	1,139	1,156	1,045
Total on September 30, 2010	735,123	(259,446)	475,677
Total on June 30, 2010	778,811	(256,527)		522,284
Total on September 30, 2009	749,949	(259,977)			489,972

  b) Prepaid expenses

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Commission on the placement of financing (1)	681,846	705,933	882,862
Insurance selling expenses (2)	461,195	433,227	324,389
Advertising and publicity expenses (3)	55,917	63,297	71,017
Other	156,809	182,280	147,815
Total	1,355,767	1,384,737	1,426,083

(1)	Commissions paid to storeowners and car dealers. As of the second quarter of 2008, commission on the placement of financings are included in the respective financing/leasing operations balance;
(2)	Commissions paid to brokers for the sale of insurance, private pension plans and savings bond products; and
(3)	Prepaid future advertising and marketing expenses.

  13) INVESTMENTS

  a) Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2010		2009
	September 30	June 30	September 30
- IRB-Brasil Resseguros S.A.	439,337	435,431	415,125
- Integritas Participações S.A.	425,184	424,765	350,421
- Serasa S.A.	83,808	85,454	87,744
- BES Investimento do Brasil S.A.	91,651	89,593	62,097
- Other	94,112	37,426	37,420
Total in affiliates	1,134,092	1,072,669	952,807
- Tax incentives	260,323	260,448	257,541
- Other investments	503,843	502,437	460,964
Provision for:
- Tax incentives	(231,295)	(231,295)	(228,067)
- Other investments	(51,105)	(51,155)	(51,106)
Overall total of investments	1,615,858	1,553,104	1,392,139

  b) The adjustments resulting from the equity accounting for investments were recorded in income accounts, under "Equity in the Earnings (losses) of Unconsolidated Companies" and correspond to R$66,689 thousand on September 30, 2010 (R$58,090 thousand on September 30, 2009) and in the third quarter of 2010 - R$18,918 thousand (R$19,016 thousand in the second quarter of 2010).

Companies	R$ thousand
	Capital stock	Adjusted shareholders equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity Accounting Adjustments (1)
							2010			2009
			Common	Preferred			3rd quarter	2nd quarter	September 30 YDT	September 30 YDT
IRB-Brasil Resseguros S.A. (2)	1,030,000	2,068,442	-	212	21.24%	118,060	8,129	6,940	25,076	12,211
BES Investimento do Brasil S.A. Banco de Investimento (2)	320,000	458,255	10,745	10,745	20.00%	50,885	4,567	2,890	10,177	14,549
Serasa S.A.	145,000	1,014,625	909	-	8.26%	180,860	3,872	3,984	14,939	20,217
Integritas Participações S.A.	98,779	667,996	22,581	-	20.54%	80,316	2,350	5,202	16,497	11,113
Equity in the earnings (losses) of unconsolidated companies							18,918	19,016	66,689	58,090

(1)

  Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and

(2)	Data related to August 31, 2010 unaudited.

  14) PREMISES AND EQUIPMENT AND LEASED ASSETS

  These assets are stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Annual rate	Cost	Depreciation	Residual value
				2010		2009
				September 30	June 30	September 30
Premises and equipment:
- Buildings	4%	619,487	(341,284)	278,203	290,273	311,219
- Land	-	345,182	-	345,182	348,967	347,815
Facilities, furniture and equipment in use	10%	3,407,842	(1,911,845)	1,495,997	1,487,199	1,426,574
Security and communication systems	10%	200,188	(122,555)	77,633	76,498	73,269
Data processing systems	20 to 50%	1,605,823	(990,105)	615,718	562,028	475,198
Transportation systems	20%	35,426	(21,901)	13,525	13,582	13,915
Financing lease of data processing systems	20 to 50%	2,061,151	(1,491,610)	569,541	641,874	610,152
Subtotal		8,275,099	(4,879,300)	3,395,799	3,420,421	3,258,142
Leased assets		13,943	(8,692)	5,251	6,530	13,950
Total on September 30, 2010		8,289,042	(4,887,992)	3,401,050
Total on June 30, 2010		8,359,789	(4,932,838)		3,426,951
Total on September 30, 2009		7,784,833	(4,512,741)			3,272,092

  Bradesco Organization's premises and equipment present an unrecorded surplus value of R$2,070,510 thousand (June 30, 2010 R$1,987,530 thousand and September 30, 2009 R$1,861,043 thousand) based on appraisal reports prepared by independent experts in 2010, 2009 and 2008.

  Bradesco has entered into lease agreements, for data processing systems (hardware), which are included in premises and equipment. Under this accounting policy, assets and liabilities are classified in the financial statements and depreciation is calculated according to the depreciation policy adopted for the Bank's own assets. Interest on the liability is also recognized.

  The fixed assets to reference shareholders' equity ratio in the "economic-financial consolidated" is 16.66% (June 30, 2010 20.91% and September 30, 2009 15.44%), and in the "financial consolidated" is 47.29% (June 30, 2010 48.03% and September 30, 2009 44.34%), whereas the maximum limit is 50%.

  The difference between the fixed assets to shareholders' equity ratio in the "economic-financial consolidated" and in the "financial consolidated" is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders' equity ratio, with the consequent increase in the fixed assets to shareholders' equity ratio of the "financial consolidated." Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders' equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

  15) INTANGIBLE ASSETS

  a) Goodwill

  Goodwill from investment acquisitions amounted to R$2,969,366 thousand, net of accrued amortization, when applicable, of which (i) R$491,112 thousand represents the difference between book value and market value of shares recorded in Permanent Assets Investments (BM&FBovespa and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$2,478,254 thousand representing future profitability/client portfolio, which is amortized over twenty years, net of accrued amortization , when applicable.

  In the period ended on September 30, 2010, goodwill amortization totaled R$171,514 thousand (R$73,732 thousand on September 30, 2009) and in the third quarter of 2010 R$56,631 thousand (R$56,011 thousand in the second quarter of 2010), Note 29.

  b) Intangible assets

  Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Residual value
				2010		2009
				September 30	June 30	September 30
Acquisition of banking services rights	Contract (4)	2,922,224	(1,627,390)	1,294,834	1,408,732	1,653,619
Software (2)	20% to 50%	4,027,372	(2,150,204)	1,877,168	1,829,845	1,359,467
Future profitability/client portfolio (3)	Up to 20%	2,791,705	(313,451)	2,478,254	1,972,263	421,164
Other	20%	108,763	(52,603)	56,160	41,347	129,409
Total on September 30, 2010		9,850,064	(4,143,648)	5,706,416
Total on June 30, 2010		9,061,745	(3,809,558)		5,252,187
Total on September 30, 2009		6,512,081	(2,948,422)			3,563,659
(1)	Intangible assets are amortized over the estimated period of economic benefit and charged to other administrative expenses and other operating expenses, when applicable;
(2)	Software acquired and/or developed by specialized companies;
(3)

  Mainly composed by goodwill on the acquisition of interest in Banco Ibi - R$1,021,514 thousand, Odontoprev - R$345,350 thousand, Ágora Corretora - R$286,736 thousand, Ibi México - R$22,167 thousand, in Europ Assistance Serviços de Assistência Personalizados - R$26,413 thousand, CBSS Cia. Brasileira de Soluções e Serviços - R$123,645 thousand and Cielo S.A. - R$408,014 thousand, net of accrued amortization, when  applicable; and

(4)	Based on each pay-back agreement.

  Expenses with research and development of systems corresponded to R$112,072 thousand in the period ended September 30, 2010 (R$53,046 thousand on September 30, 2009) and R$39,371 thousand in the third quarter of 2010 (R$37,007 thousand in the second quarter of 2010).

  c) Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ client portfolio	Other	Total
Balance on December 31, 2009	1,603,773	1,598,877	1,992,406	32,970	5,228,026
Additions /Write-offs	129,328	505,306	657,362	64,610	1,356,606
Amortization for the period	(438,267)	(227,015)	(171,514)	(41,420)	(878,216)
Balance on September 30, 2010	1,294,834	1,877,168	2,478,254	56,160	5,706,416

  16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

  a) Deposits

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
• Demand deposits (1)	33,903,803	-	-	-	33,903,803	32,754,590	29,298,424
• Savings deposits (1)	50,113,236	-	-	-	50,113,236	47,331,685	40,922,202
• Interbank deposits	218,459	157,279	48,083	21,500	445,321	454,948	738,859
• Time deposits (2)	8,925,721	9,505,819	8,443,712	73,855,021	100,730,273	96,823,703	96,033,325
• Other investment deposits	1,001,625	-	-	-	1,001,625	1,087,043	994,711
Overall total on September 30, 2010	94,162,844	9,663,098	8,491,795	73,876,521	186,194,258
%	50.6	5.2	4.5	39.7	100.0
Overall total on June 30, 2010	85,969,992	11,309,883	7,422,967	73,749,127		178,451,969
%	48.2	6.3	4.2	41.3		100.0
Overall total on September 30, 2009	75,363,310	8,263,406	10,437,826	73,922,979			167,987,521
%	44.9	4.9	6.2	44.0			100.0

(1)	Classified as "1 to 30 days", not considering average historical turnover; and
(2)	Considers the maturities established in investments.

  b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Own portfolio	50,194,147	7,774,883	6,168,824	32,689,218	96,827,072	57,691,290	35,495,790
• Government securities	48,972,403	297,215	1,702,064	53,381	51,025,063	16,124,062	1,378,731
• Debentures of own issuance	676,396	5,426,163	4,466,760	32,613,075	43,182,394	40,914,745	33,992,601
• Foreign	545,348	2,051,505	-	22,762	2,619,615	652,483	124,458
Third-party portfolio (1)	54,490,507	1,652,693	-	-	56,143,200	72,027,616	66,524,357
Unrestricted portfolio (1)	461,204	3,554,346	22,915	-	4,038,465	1,414,807	583,533
Overall total on September 30, 2010 (2)	105,145,858	12,981,922	6,191,739	32,689,218	157,008,737
%	67.0	8.3	3.9	20.8	100.0
Overall total on June 30, 2010 (2)	87,142,057	8,103,183	5,113,091	30,775,382		131,133,713
%	66.5	6.2	3.8	23.5		100.0
Overall total on September 30, 2009 (2)	67,211,244	2,573,771	6,675,677	26,142,988			102,603,680
%	65.5	2.5	6.5	25.5			100.0

(1) Represented by government securities; and
(2)

  Includes R$34,017,837 thousand (June 30, 2010 - R$29,202,365 thousand and September 30, 2009 R$23,278,214 thousand) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

  c) Funds from issuance of securities

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Securities - domestic:
- Exchange acceptances	-	-	-	-	-	-	21
- Mortgage bonds	124,765	416,795	459,459	653	1,001,672	996,081	893,039
- Letters of credit for real estate	152	827	505,922	-	506,901	202,228	-
- Letters of credit for agribusiness	454,490	879,050	516,060	32,954	1,882,554	1,639,523	1,402,033
- Financial bill	-	-	-	4,046,774	4,046,774	3,432,015	-
- Debentures (1)	-	31,813	730,000	-	761,813	741,669	758,319
Subtotal	579,407	1,328,485	2,211,441	4,080,381	8,199,714	7,011,516	3,053,412
Securities - foreign:
- MTN Program Issues (2) (3)	7,114	-	-	1,694,200	1,701,314	1,819,624	251,865
- Securitization of future flow of money orders received from abroad (Note 16d)	6,161	187,209	271,919	3,363,210	3,828,499	3,855,329	3,695,094
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (Note 16d)	396	44,807	958	-	46,161	72,467	138,562
- Issuance costs	-	-	(114)	(26,190)	(26,304)	(29,575)	(28,099)
Subtotal	13,671	232,016	272,763	5,031,220	5,549,670	5,717,845	4,057,422
Overall total on September 30, 2010	593,078	1,560,501	2,484,204	9,111,601	13,749,384
%	4.3	11.4	18.1	66.2	100.0
Overall total on June 30, 2010	280,344	1,806,967	2,019,856	8,622,194		12,729,361
%	2.2	14.2	15.9	67.7		100.0
Overall total on September 30, 2009	562,011	1,083,882	1,223,781	4,241,160			7,110,834
%	7.9	15.2	17.2	59.7			100.0

(1)	Refers to issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares, maturing on May 1, 2011 with 104% of CDI remuneration;
(2)

  Issuance of securities in the foreign market for costumers' foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and

(3)	As of March 2010, it includes the issue of 4.10% senior notes due in 2015 amounting to US$750,000 thousand.

  d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debts and settled through future cash flows of the underlying assets, which basically include:

  (i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

  (ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

  Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs' operations are discontinued.

  Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

  We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of Issue	Transaction amount	Maturity	Total
				2010		2009
				September 30	June 30	September 30
Securitization of future flow of money orders received from abroad	8.20.2003	595,262	8.20.2010(5)	-	-	40,849
	7.28.2004	305,400	8.20.2012	53,825	64,394	92,955
	6.11.2007	481,550	5.20.2014	370,279	421,787	444,854
	6.11.2007	481,550	5.20.2014	370,093	421,579	445,019
	12.20.2007	354,260	11.20.2014	270,658	305,743	356,055
	12.20.2007	354,260	11.20.2014	270,658	305,743	356,055
	3.6.2008	836,000	5.22.2017(1)	845,901	899,168	890,184
	12.19.2008	1,168,500	2.22.2016(2)	845,657	899,136	890,730
	3.20.2009	225,590	2.20.2015(6)	-	179,444	178,393
	12.17.2009	133,673	11.20.2014	126,657	134,673	-
	12.17.2009	133,673	2.20.2017	126,200	134,212	-
	12.17.2009	89,115	2.20.2020	84,110	89,450	-
	8.20.2010(3)	307,948	8.21.2017	295,519	-	-
	9.29.2010(4)	170,530	8.21.2017	168,942	-	-
Total		5,637,311		3,828,499	3,855,329	3,695,094
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011	46,161	72,467	138,562
Total		800,818		46,161	72,467	138,562

(1)	The maturity date was postponed from May 20, 2015 to May 22, 2017;
(2)	The maturity date was postponed from February 20, 2015 to February 22, 2016;
(3)	New issuance of securities abroad due on August 21, 2017 in the amount of US$175,000;
(4)	New issuance of securities abroad due on August 21, 2017 in the amount of US$100,000;
(5)	Security settled on August 20, 2010; and
(6)	Security presettled on August 20, 2010.

  e) Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Savings deposits	797,239	707,648	2,147,559	1,839,310
Time deposits	2,892,972	2,430,086	7,510,391	8,402,309
Federal funds purchased and securities sold under agreements to repurchase	3,643,288	2,845,628	8,906,765	7,168,371
Funds from issuance of securities	241,874	230,630	650,302	265,652
Other funding expenses	88,159	83,506	257,488	285,211
Subtotal	7,663,532	6,297,498	19,472,505	17,960,853
Expenses for monetary restatement and interest on technical provisions from insurance, private pension plans and savings bonds	1,854,425	981,331	4,329,305	3,956,827
Total	9,517,957	7,278,829	23,801,810	21,917,680

  17) BORROWING AND ONLENDING

  a) Borrowing

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Local	-	-	-	-	-	-	8,692
- Other institutions	-	-	-	-	-	-	8,692
Foreign	1,683,148	4,110,480	2,214,302	1,122,385	9,130,315	9,392,342	8,216,047
Overall total on September 30, 2010	1,683,148	4,110,480	2,214,302	1,122,385	9,130,315
%	18.4	45.0	24.3	12.3	100.0
Overall total on June 30, 2010	1,466,373	4,659,538	2,376,155	890,276		9,392,342
%	15.6	49.6	25.3	9.5		100.0
Overall total on September 30, 2009	873,349	5,025,250	1,963,658	362,482			8,224,739
%	10.6	61.1	23.9	4.4			100.0

  b) Onlending

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Local	1,110,741	3,168,485	3,856,054	20,266,544	28,401,824	25,152,024	18,797,835
- National Treasury	-	-	24,193	-	24,193	19,236	143,388
- BNDES	338,282	1,098,371	1,272,691	8,775,125	11,484,469	9,883,266	8,296,368
- CEF	1,732	7,670	9,205	68,852	87,459	87,411	90,512
- FINAME	770,727	2,062,444	2,549,965	11,421,940	16,805,076	15,161,456	10,266,883
- Other institutions	-	-	-	627	627	655	684
Foreign	8,633	457,218	-	-	465,851	488,925	1,942
Overall total on September 30, 2010	1,119,374	3,625,703	3,856,054	20,266,544	28,867,675
%	3.9	12.6	13.3	70.2	100.0
Overall total on June 30, 2010	992,544	2,950,587	3,969,751	17,728,067		25,640,949
%	3.9	11.5	15.5	69.1		100.0
Overall total on September 30, 2009	1,052,624	2,789,984	3,068,915	11,888,254			18,799,777
%	5.6	14.8	16.3	63.3			100.0

  c) Borrowing and onlending expenses

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30	September 30
			YTD	YTD
Borrowing:
- Local	476	1,121	2,065	1,638
- Foreign	15,717	14,612	44,972	70,477
Subtotal borrowing	16,193	15,733	47,037	72,115
Local onlending:
- National Treasury	228	645	2,210	4,408
- BNDES	159,103	142,183	440,238	429,987
- CEF	1,818	2,036	5,211	5,753
- FINAME	197,470	194,418	584,636	548,287
- Other institutions	8	10	77	57
Foreign onlending:
- Payables to foreign bankers (Note 11a)	(21,497)	95,285	232,129	(105,565)
- Other expenses with foreign onlending	(598,316)	120,159	(504,603)	(258,278)
Subtotal onlending	(261,186)	554,736	759,898	624,649
Total	(244,993)	570,469	806,935	696,764

  18) CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES TAX AND SOCIAL SECURITY

  a) Contingent assets

  Contingent assets are not recognized in the financial statements, although there are ongoing proceedings with good prospects of success. The main one is:

  - Social Integration Program (PIS) - R$55,965 thousand: claiming the compensation of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

  b) Contingent liabilities classified as probable losses and legal liabilities tax and social security

  The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

  Provisions were recorded based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

  Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

  Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be lodged or due to the statute of limitation.

  I - Labor claims

  These are claims brought by former employees seeking indemnity, especially for unpaid overtime. In proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of total payments made for claims settled in the last 12 months, considering the year of the judicial ruling.

  Following a more effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 substantially decreased.

  II - Civil claims

  These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

  The issues discussed in lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry usually are not events that cause a significant impact on financial income. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

  It is worth noting the increase in legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans which were part of the Government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

  Regarding the disputes related to Economic Plans, it is worth noting two aspects: 1) inexistence of potential representative liability, given the right to new suits is barred; and 2) the APDF /165 lawsuit (failure to comply with fundamental concepts) brought by the National Confederation of the Financial System (CONSIF), with a view to suspending all the pending lawsuits about economic plans is pending judgment by the Federal Supreme Court (STF).

  Currently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause significant impacts on the Bank's interest income.

  III - Legal liabilities tax and social security

  The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although the likelihood of a medium- and long-term favorable outcome is good based on the opinion of the legal advisors.

  The main issues are:

  - Cofins R$4,530,824 thousand: it requests authorization to calculate and pay Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

  - INSS Autonomous Brokers R$812,673 thousand: questions the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

  - IRPJ/Loan Losses R$736,084 thousand: it requests authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the amount of effective and definite loan losses, total or partial, suffered in the reference years from 1997 to 2009, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

  - CSLL Deductibility on the IRPJ calculation basis R$539,418 thousand: it requests to calculate and pay income tax due, related to the reference year of 1997 and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

  - PIS R$280,080 thousand: it requests the authorization to offset amounts overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the amount above the calculation basis laid down in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation concept in Article 44 of Law 4,506/64, not including interest income.

  In the third quarter of 2010, Bradesco continued with the tax amnesty program, established by Law 11,941/09, which allowed for the payment of lawsuits in installments. The net effect from the adhesion to the program amounted to R$4,214 thousand and was substantially recorded in the Other Operating Revenues item. Bradesco did not make use of tax loss carryforwards or negative basis of social contribution to settle interest of debits of the program as set forth by said law.

  IV - Provisions by nature

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Labor claims	1,575,954	1,618,413	1,555,469
Civil claims	2,528,732	2,446,055	2,186,368
Subtotal (1)	4,104,686	4,064,468	3,741,837
Tax and social security (2)	8,660,207	8,291,665	8,604,398
Total	12,764,893	12,356,133	12,346,235

(1) Note 20b; and
(2) Classified under Other liabilities tax and social security (Note 20a).

  V - Changes in provisions

	R$ thousand
	2010
	Labor	Civil	Tax and social security (1)
At the beginning of the period	1,595,534	2,342,634	7,066,453
Monetary restatement	133,038	228,249	380,213
Net reversals and write-offs	295,766	312,403	1,236,312
Payments	(448,384)	(354,554)	(22,771)
At the end of the period	1,575,954	2,528,732	8,660,207

(1) Comprises, substantially, legal liabilities.

  c) Contingent liabilities classified as possible losses

  The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized in the financial statements. The main proceedings are related to leasing companies' Tax on Services of any Nature (ISSQN), the total processes of which corresponds to R$238,471 thousand. In this lawsuit, the demand of tax by municipalities other than those where the companies are located and from which the tax is collected in compliance with the law is discussed when recording tax credit.

  19) SUBORDINATED DEBT

					R$ thousand
					2010		2009
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
In Brazil:
Subordinated CDB
2011	5	4,504,022	R$	102.5% to 104.0% of CDI rate	7,486,624	7,289,281	6,831,393
				103.0% of CDI rate/
2012				100.0% of CDI rate + (0.344% p.a. to 0.4914%) /
	5	3,236,273	R$	IPCA + (7.102% p.a. 7.632% p.a.)	4,464,032	4,348,840	4,061,203
				100.0% of CDI rate + (0.344% p.a. 1.0817% p.a.)/
2013	5	575,000	R$	IPCA + (7.74% p.a. 8.20% p.a.)	757,265	737,686	684,305
2014	6	1,000,000	R$	112.0% of CDI rate	1,220,614	1,185,886	1,105,601
				108.0% and 112.0% of CDI rate/
2015	6	1,274,696	R$	IPCA + (6.92% p.a. 8.55% p.a.)	1,475,991	1,444,378	1,316,970
2016	6	500	R$	IPCA + (7.1292% p.a.)	544	534	-
				100.0% of DI rate CETIP/
				100.0% of CDI rate + (0.75% p.a. 0.87% p.a.)/
2012	10	1,569,751	R$	101.0% to 102.5% of CDI rate	5,031,027	4,898,612	4,589,493
2019	10	20,000	R$	IPCA + (7.76% p.a.)	22,876	22,408	-
For loan operations/other (3):
2011 to 2016	1 to 5	22,815	R$	100.0% to 110.0% of CDI rate	23,692	3,628	2,717
2010 to 2012	up to 2	142,331	R$	9.14% to 14.88% p.a. rate	148,065	128,449	397,694
2017	up to 7	20,000	R$	IPCA +7.416% p.a.	20,699	20,298	-
2017	up to 7	20,100	R$	13.176% p.a. rate	20,990	20,336	-
Subtotal in Brazil					20,672,419	20,100,336	18,989,376

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	260,976	284,212	273,747
2012 (1)	10	315,186	Yen	4.05% p.a. rate	236,132	239,926	247,826
2013	10	1,434,750	US$	8.75% p.a. rate	876,678	898,310	920,025
2014	10	801,927	Euro	8.00% p.a. rate	536,529	503,040	603,246
Undetermined (2)		720,870	US$	8.875% p.a. rate	-	-	537,112
2019	10	1,333,575	US$	6.75% p.a. rate	1,271,126	1,380,012	1,334,075
2021 (4)	11	1,100,000	US$	5.90% p.a. rate	1,871,626	-	-
Issuance costs					(28,243)	(21,225)	(24,730)
Subtotal abroad					5,024,824	3,284,275	3,891,301
Overall total					25,697,243	23,384,611	22,880,677
(1)	Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;
(2)

  In June 2005, perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, under the following conditions: (i) after 5 years from the issuance date and subsequently on each date of interest maturity; and (ii) at any moment in the event of a change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and if the issuer is notified in writing by Bacen that the securities may no longer be included in the consolidated capital for capital adequacy ratio calculation purposes. On April 14, 2010, Bacen approved the request for this early redemption, which occurred on June 3, 2010, amounting to R$556,834 thousand;

(3)	Refers to subordinated CBD pegged to loan operations that, pursuant to Circular Letter 2,953/01, do not comprise the Reference Shareholders' Equity Tier II; and
(4)	In August 2010, a US$1,100,000 thousand subordinated debt was issued abroad with a 5.90% p.a. rate, due in 2021.

  20) OTHER LIABILITIES

  a) Tax and social security

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Provision for tax risks (Note 18b IV)	8,660,207	8,291,665	8,604,398
Provision for deferred income tax (Note 34f)	5,038,682	4,875,607	4,327,943
Taxes and contributions on profits payable	1,661,513	959,081	2,053,841
Taxes and contributions payable	823,221	610,635	566,081
Total	16,183,623	14,736,988	15,552,263

  b) Sundry

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Credit card operations	9,238,839	9,532,694	5,599,005
Provision for payments	3,751,921	3,580,084	3,564,487
Provision for contingent liabilities (civil and labor) (Note 18b IV)	4,104,686	4,064,468	3,741,837
Sundry creditors	2,586,965	1,765,182	1,575,794
Liabilities for acquisition of assets financial leasing (1)	758,291	836,613	858,627
Liabilities for acquisition of assets and rights	584,191	585,459	666,280
Liabilities for official agreements	257,888	288,149	294,184
Other	921,524	870,612	762,251
Total	22,204,305	21,523,261	17,062,465
(1) Refers to liabilities for acquisition of data processing systems (hardware) by means of financial leasing operations (Bradesco as lessee).

  21) INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

  a) Provisions by account

	R$ thousand
	Insurance (1)			Life and Private Pension Plans (3)			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Current and long-term liabilities
Mathematical provision for benefits
to be granted	662,169	652,386	495,506	60,040,322	57,423,497	50,836,650	-	-	-	60,702,491	58,075,883	51,332,156
Mathematical provision for benefits
granted	123,156	123,848	43,800	4,821,753	4,753,910	4,402,912	-	-	-	4,944,909	4,877,758	4,446,712
Mathematical provision for
redemptions	-	-	-	-	-	-	2,866,105	2,728,694	2,327,610	2,866,105	2,728,694	2,327,610
Provision for incurred but not
reported (IBNR) claims	1,455,372	1,482,913	1,291,915	591,292	584,941	574,404	-	-	-	2,046,664	2,067,854	1,866,319
Unearned premiums provision	1,826,069	1,789,978	1,828,997	73,078	74,129	76,794	-	-	-	1,899,147	1,864,107	1,905,791
Provision for contribution
insufficiency (4)	-	-	-	3,213,973	3,498,876	2,980,905	-	-	-	3,213,973	3,498,876	2,980,905
Provision for unsettled claims	1,401,739	1,330,477	1,264,731	845,052	812,420	717,784	-	-	-	2,246,791	2,142,897	1,982,515
Financial fluctuation provision	-	-	-	640,008	636,880	621,324	-	-	-	640,008	636,880	621,324
Premium insufficiency provision	-	-	-	572,665	211,725	556,830	-	-	-	572,665	211,725	556,830
Financial surplus provision	-	-	-	353,796	361,072	362,503	-	-	-	353,796	361,072	362,503
Provision for drawings and
redemptions	-	-	-	-	-	-	487,121	468,789	440,377	487,121	468,789	440,377
Provision for administrative
expenses	-	-	-	110,369	128,824	154,808	123,262	112,170	89,885	233,631	240,994	244,693
Provision for contingencies	-	-	-	-	-	-	6,720	7,424	7,422	6,720	7,424	7,422
Other provisions	1,636,224	1,636,791	1,692,353	512,535	488,643	633,254	-	-	-	2,148,759	2,125,434	2,325,607
Total provisions	7,104,729	7,016,393	6,617,302	71,774,843	68,974,917	61,918,168	3,483,208	3,317,077	2,865,294	82,362,780	79,308,387	71,400,764

  b) Technical provisions by product

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Health (1)	3,470,574	3,453,252	3,479,016	-	-	-	-	-	-	3,470,574	3,453,252	3,479,016
Auto/RCF	2,147,920	2,124,851	1,727,624	-	-	-	-	-	-	2,147,920	2,124,851	1,727,624
Dpvat	94,809	92,134	120,011	214,293	207,272	203,921	-	-	-	309,102	299,406	323,932
Life	14,061	16,330	17,469	3,044,254	2,921,849	2,611,490	-	-	-	3,058,315	2,938,179	2,628,959
Basic lines	1,377,365	1,329,826	1,273,182	-	-	-	-	-	-	1,377,365	1,329,826	1,273,182
Unrestricted Benefits
Generating Plan - PGBL	-	-	-	12,571,211	12,029,539	11,227,218	-	-	-	12,571,211	12,029,539	11,227,218
Long-Term Life Insurance -
VGBL	-	-	-	39,200,902	37,325,751	32,179,116	-	-	-	39,200,902	37,325,751	32,179,116
Traditional plans	-	-	-	16,744,183	16,490,506	15,696,423	-	-	-	16,744,183	16,490,506	15,696,423
Savings bonds	-	-	-	-	-	-	3,483,208	3,317,077	2,865,294	3,483,208	3,317,077	2,865,294
Total technical provisions	7,104,729	7,016,393	6,617,302	71,774,843	68,974,917	61,918,168	3,483,208	3,317,077	2,865,294	82,362,780	79,308,387	71,400,764

  c) Guarantees of technical provisions

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Investment fund
quotas (VGBL and
PGBL)	-	-	-	51,772,113	49,355,290	43,406,334	-	-	-	51,772,113	49,355,290	43,406,334
Investment fund
quotas (excluding
VGBL and PGBL) (2)	5,891,865	5,911,775	5,292,667	13,756,600	14,624,897	14,032,708	3,133,537	3,036,637	2,537,237	22,782,002	23,573,309	21,862,612
Government securities	80,027	-	366,202	4,413,690	4,146,162	3,133,068	-	-	-	4,493,717	4,146,162	3,499,270
Private securities	35,033	22,296	21,689	507,276	798,531	758,978	198,907	182,842	163,624	741,216	1,003,669	944,291
Shares	2,414	2,111	1,708	1,434,614	27,868	655,578	350,780	297,613	254,463	1,787,808	327,592	911,749
Receivables	716,058	704,274	553,338	-	-	-	-	-	-	716,058	704,274	553,338
Deposits retained at
IRB and court
deposits	6,585	6,552	6,611	69,484	65,770	65,102	-	-	-	76,069	72,322	71,713
Reinsurance credits	617,833	620,754	628,363	4,939	7,126	6,318	-	-	-	622,772	627,880	634,681
Total guarantees of
technical
provisions	7,349,815	7,267,762	6,870,578	71,958,716	69,025,644	62,058,086	3,683,224	3,517,092	2,955,324	82,991,755	79,810,498	71,883,988

  (1) "Other provisions" basically refers to the technical provisions of the "individual health" portfolio made in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;
  (2) In compliance with SUSEP Circular 379/2008, the Bradesco Insurance Group lengthened the maturity profile of its securities by selling a portion of its held-to-maturity portfolio at the same time as it acquired new instruments, of the same type and category, whose maturities and amounts are greater than those of the securities sold. The effects of this operation did not have significant impact on the Bank's income for the quarter, due to the recording of technical provisions.
  (3) Includes personal insurance and private pension operations; and
  (4) The provision for contribution insufficiency for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

  d) Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Premiums written	3,684,321	3,545,445	10,315,578	9,082,554
Supplementary private pension plan contributions (including
VGBL)	3,402,921	3,052,115	9,745,595	8,151,959
Revenues from savings bonds	658,080	593,584	1,777,856	1,415,501
Coinsurance premiums	(34,633)	(31,847)	(93,856)	(271,520)
Refunded premiums	(38,064)	(23,633)	(85,550)	(85,824)
Net premiums written	7,672,625	7,135,664	21,659,623	18,292,670
Reinsurance premiums	(42,138)	(79,658)	(182,163)	(185,837)
Retained premiums from insurance, private pension plans
and savings bonds	7,630,487	7,056,006	21,477,460	18,106,833

  22) MINORITY INTEREST IN SUBSIDIARIES

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Andorra Holdings S.A.	185,957	180,812	169,268
Banco Bradesco BBI S.A.	91,724	89,956	86,537
Other (1)	405,617	407,181	104,015
Total	683,298	677,949	359,820
(1) Mainly represented by minority interest at Odontoprev S.A.

  23) SHAREHOLDERS' EQUITY (PARENT COMPANY)

  a) Breakdown of capital stock in number of shares

  Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2010		2009
	September 30	June 30	September 30
Common shares	1,881,225,318	1,881,225,318	1,534,934,979
Preferred shares	1,881,225,123	1,881,225,123	1,534,934,821
Subtotal	3,762,450,441	3,762,450,441	3,069,869,800
Treasury (common shares)	-	-	(1,859,700)
Treasury (preferred shares)	-	-	(1,268,600)
Total outstanding shares	3,762,450,441	3,762,450,441	3,066,741,500

  b) Breakdown of capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403
Shares acquired and cancelled	-	(140,910)	(140,910)
Capital stock increase with share issue 10% bonus stock (1)	171,020,483	171,020,465	342,040,948
Number of outstanding shares on September 30, 2010	1,881,225,318	1,881,225,123	3,762,450,441
(1) It benefitted shareholders registered In the bank on July 13, 2010.

  At a Special Shareholders Meeting held on June 10, 2010, the capital stock increase by R$2,000,000 thousand, from R$26,500,000 thousand to R$28,500,000 thousand was resolved. Capital was increased by means of the capitalization of part of the balance of "Profit Reserves -Statutory Reserves" account, as set forth in Article 169 of Law 6,404/76, with a 10% stock bonus, upon the issue of 342,040,948 new nominative, book-entry shares with no par value, out of which 171,020,483 are common and 171,020,465 are preferred shares, attributed free of charge to shareholders as bonuses at the ratio of one (1) new share to each ten (10) shares of the type of shares they hold, benefitting shareholders registered as such in the Bank's records on July 13, 2010.

  Concurrently to the operation in the Brazilian Market, and at the same ratio, American Depositary Receipts (ADRs) were entitled to bonus in the American Market (NYSE) and Global Depositary Receipts (GDRs) in the European Market (Latibex). Investors received one (1) new DR for each ten (10) DRs they held on July 13, 2010.

  c) Interest on shareholders' equity/dividends

  Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with Bradesco's Bylaws, have priority in repayment of capital and additional ten per cent (10%) of interest on shareholders' equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

  According to Bradesco's Bylaws, shareholders are entitled to interest on shareholders' equity and/or total dividends of at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

  Interest on shareholders' equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

  Bradesco's capital remuneration policy aims at distributing the interest on shareholders' equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company's Bylaws.

  The Board of Directors' Meeting held on December 4, 2009 approved the Board of Executive Officers' proposal for the payment of supplementary interest on shareholders' equity to shareholders for the fiscal year of 2009 in the amount of R$1,632,000 thousand, out of which R$0.499755537 (net of withholding income tax of 15% - R$0.424792206) per common share and R$0.549731091 (net of 15% withholding income tax - R$0.467271427) per preferred share, the payment of which will be made on March 9, 2010.

  At the Board of Directors' Meeting held on February 10, 2010, the board members approved the proposal of the Board of Executive Officers related to the payment of additional interest on shareholders' equity and dividends to shareholders related to 2009, in the amount of R$76,995 thousand, of which R$0.021438536 per common share and R$0.023582390 per preferred share, the payment of which was made on March 9, 2010.

  At a Board of Directors' Meeting held on June 28, 2010, the Board of Executive Officers' proposal was approved, which addresses the payment to shareholders of interim interest on shareholders' equity for the first half of 2010 in the amount of R$558,600 thousand, out of which R$0.155520588 (net of withholding income tax of 15% - R$0.132192500) per common share and R$0.171072647 (net of withholding income tax of 15% - R$0.145411750) per preferred share, paid on July 19, 2010.

  The calculation of interest on shareholders' equity and dividends related to the nine-month period ended September 30, 2010 is as follows:

	R$ thousand	% (1)
Net income for the period	7,034,928
(-) Legal reserve	(351,746)
Adjusted calculation basis	6,683,182
Interest on shareholders' equity (gross) payable and provisioned	1,975,947
Withholding income tax on interest on shareholders' equity	(296,392)
Interest on shareholders' equity (net)	1,679,555
Monthly dividends paid and provisioned	432,439
Interest on shareholders' equity (net) and dividends on September 30, 2010 YTD	2,111,994	31.60
Interest on shareholders' equity (net) and dividends on September 30, 2009 YTD	1,746,159	31.52
(1) Percentage of interest on shareholders' equity/dividends over adjusted calculation basis.

  Interest on shareholders' equity and dividends were paid and provisioned as follows:

Description	R$ thousand
	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount
	Common shares	Preferred shares
Supplementary interest on shareholders
equity	0.343309	0.377640	1,106,501	165,975	940,526
Interim interest on shareholders' equity	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.117772	0.129549	379,554	-	379,554
Total on September 30, 2009 YTD	0.616602	0.678262	1,987,324	241,165	1,746,159
Provisioned supplementary interest on
shareholders' equity	0.358770	0.394647	1,417,347	212,602	1,204,745
Paid interim interest on shareholders' equity	0.155521	0.171073	558,600	83,790	474,810
Provisioned and paid monthly dividends	0.118973	0.130870	432,439	-	432,439
Total on September 30, 2010 YTD	0.633264	0.696590	2,408,386	296,392	2,111,994

  d) Treasury shares

  The Special Shareholders' Meeting held on March 10, 2010, approved the proposal of the Board of Directors to cancel 6,676,340 registered book-entry shares, held in treasury, of which 3,338,170 common and 3,338,170 preferred, representing the capital stock but not reducing it.

  24) FEE AND COMMISSION INCOME

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Card income	1,054,018	974,002	2,982,768	2,433,025
Checking accounts	595,906	576,618	1,714,672	1,637,721
Loan operations	447,199	454,586	1,308,694	1,166,785
Asset management	470,150	440,849	1,340,511	1,171,441
Collections	273,305	265,115	795,760	737,852
Custody and brokerage services	111,896	115,340	341,251	296,841
Consortium management	112,236	104,596	314,084	256,392
Taxes paid	73,889	69,541	212,447	189,755
(Underwriting ) Financial advisory services	84,626	39,521	200,374	235,152
Other	135,417	152,880	421,560	392,061
Total	3,358,642	3,193,048	9,632,121	8,517,025

  25) PERSONNEL EXPENSES

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Payroll	1,119,773	1,062,579	3,183,343	2,885,597
Benefits	490,551	423,991	1,331,984	1,166,359
Social security charges	425,218	400,301	1,201,960	1,012,604
Employee profit sharing	203,774	196,553	605,346	471,345
Provision for labor claims	141,250	127,916	378,375	283,100
Training	30,461	26,356	68,286	66,381
Total	2,411,027	2,237,696	6,769,294	5,885,386

  26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Third-party services	791,356	730,204	2,245,637	1,828,027
Communication	354,157	342,609	1,031,241	899,261
Advertising and publicity	210,835	156,337	519,535	305,296
Depreciation and amortization	333,106	320,640	967,125	778,944
Transportation	163,372	160,839	466,522	404,955
Financial system services	88,960	92,158	267,177	190,106
Rentals	138,886	137,015	419,420	410,854
Data processing	217,702	205,812	614,280	560,067
Asset maintenance and conservation	113,413	109,669	330,538	306,902
Supplies	74,777	66,352	203,693	161,155
Security and surveillance	70,307	66,466	202,916	185,699
Water, electricity and gas	48,459	52,579	155,891	146,537
Travels	39,414	28,884	89,452	55,926
Other	163,502	193,350	521,982	374,412
Total	2,808,246	2,662,914	8,035,409	6,608,141

  27) TAX EXPENSES

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Contribution for Social Security Financing (Cofins)	593,197	493,081	1,576,082	1,360,389
Tax on Services (ISS)	97,080	92,285	277,886	251,031
Social Integration Program (PIS) contribution	98,784	83,978	265,560	258,164
Municipal Real Estate Tax (IPTU) expenses	6,948	7,031	30,034	26,561
Other	55,077	44,774	158,416	120,067
Total	851,086	721,149	2,307,978	2,016,212

  28) OTHER OPERATING INCOME

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Other interest income	261,582	252,033	738,163	620,970
Reversal of other operating provisions	87,443	76,726	258,238	127,116
Gains on sale of goods	14,927	13,780	42,418	39,703
Revenues from recovery of charges and expenses	15,409	17,769	46,228	46,729
Others	260,113	247,083	816,004	811,159
Total	639,474	607,391	1,901,051	1,645,677

  29) OTHER OPERATING EXPENSES

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Other financial expenses	594,632	526,679	1,752,409	1,760,237
Sundry losses	318,554	318,149	942,302	815,103
Intangible assets amortization acquisition of banking services
rights	146,708	148,550	438,267	357,268
Expenses with other operating provisions (1)	241,422	229,379	1,044,180	1,122,711
Goodwill amortization (Note 15a)	56,631	56,011	171,514	73,732
Other	291,006	275,417	836,683	979,312
Total	1,648,953	1,554,185	5,185,355	5,108,363
(1) Includes: (i) supplementary provision for civil lawsuits economic plans in the nine-month period ended September 30, 2010 R$183,070 thousand (September 30, 2009 R$803,811 thousand) and R$71,511 thousand in the third quarter of 2010 (R$75,603 thousand in the second quarter of 2010); and (ii) provision for tax contingencies in the nine-month period ended September 30, 2010 R$396,731 thousand.

  30) NON-OPERATING RESULT

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Result on sale and write-off of assets and investments (1)	10,605	(95,876)	(171,691)	2,261,895
Non-operating provisions	(16,973)	(12,226)	(46,710)	(73,540)
Others	(16,597)	(13,951)	(21,991)	64,935
Total	(22,965)	(122,053)	(240,392)	2,253,290
(1) Includes: (i) R$79,173 thousand in the third quarter of 2010 resulting from the partial sale of CPM Braxis shares; and (ii) R$2,409,619 thousand in September 2009, which is the result in the partial spin-off of Visanet (currently Cielo) shares, net of distribution charges.

  31) TRANSACTIONS WITH CONTROLLING SHAREHOLDERS (DIRECT AND INDIRECT)

  a) Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are as follows:

	R$ thousand
	2010		2009	2010			2009
	September 30	June 30	September 30	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders' equity and dividends:	(460,202)	(233,875)	(364,526)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(333,303)	(169,385)	(264,009)	-	-	-	-
Fundação Bradesco	(126,899)	(64,490)	(100,517)	-	-	-	-
Demand deposits:	(311)	(309)	(481)	-	-	-	-
Fundação Bradesco	(290)	(296)	(462)	-	-	-	-
BBD Participações S.A. (1)	(9)	(5)	(16)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(8)	(1)	(1)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(4)	(7)	(2)	-	-	-	-
Time deposits:	(40,475)	(11,441)	(1,576)	(16)	(4)	(33)	(58)
Cidade de Deus Companhia Comercial de Participações	(40,475)	(11,441)	(1,576)	(16)	(4)	(33)	(58)
Rental of branches:	-	-	-	(123)	(119)	(359)	(347)
Fundação Bradesco	-	-	-	(123)	(119)	(359)	(347)
Subordinated debts:	(251,269)	(163,214)	(263,345)	(4,617)	(3,376)	(10,766)	(17,466)
Cidade de Deus Companhia Comercial de Participações	(174,611)	(88,507)	(107,047)	(2,667)	(1,746)	(5,749)	(3,469)
Fundação Bradesco	(76,658)	(74,707)	(156,298)	(1,950)	(1,630)	(5,017)	(13,997)
(1) Current name of Elo Participações e Investimentos S.A.

  b) Compensation of key Management personnel

  Each year, the Annual Shareholders Meeting approves:

    The annual overall amount of management compensation, set forth at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

    The amount allocated to finance supplementary private pension plans to Management, within the private pension plan for employees and management of the Bradesco Organization.

  For 2010, the maximum amount of R$258,900 thousand was set for management compensation (salaries and bonuses) and R$233,500 thousand to finance defined contribution supplementary private pension plans.

  Short-term Management benefits

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Salaries	36,021	35,260	106,920	108,416
Bonuses	14,509	34,632	79,209	21,065
Subtotal	50,530	69,892	186,129	129,481
INSS contributions	11,337	15,680	41,705	29,056
Total	61,867	85,572	227,834	158,537

  Post-employment benefits

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Defined contribution supplementary private pension plans	78,737	34,917	148,748	108,905
Total	78,737	34,917	148,748	108,905

  Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

  Other information

  I) According to current laws, financial institutions are not allowed to grant loans or advances to:

  a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

  b) Individuals or corporations that own more than 10% of their capital; and

  c) Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%;

  Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

  II) Shareholding

  Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco on September 30, 2010:

• Common shares	0.74%
• Preferred shares	1.04%
• Total shares	0.89%

  32) FINANCIAL INSTRUMENTS

  a) Risk management

  The Bradesco Organization considers risk management essential to all its activities, using it to add value to its business and support business areas in the planning of its activities, maximizing the use of own and third-party resources, for the benefit its stakeholders and the company.

  Risk management activity is highly strategic due to the increasing complexity of services and products offered and the globalization of the Organization's business, reason why it is always improving its processes, in addition to using as base the best international practices, Brazilian rules and the recommendations of the New Capital Accord.

  The Organization makes strong investments in initiatives related to risk management processes, especially in staff training to improve the quality of said processes and ensure the necessary focus, inherent to these activities that generate a strong added value. In this context, the Organization has three large pillars that support the entire risk management structure: i) corporate governance; ii) management structure; and iii) risk management methodology.

  Credit risk management

  Credit risk is related to the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of a loan agreement value from decrease in the borrower's risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty's non-compliance with its financial obligations.

  To mitigate credit risk, the Organization continuously reviews credit activities processes, implementing improvements, examining and preparing inventories of its models, as well as monitoring concentrations and identifying new areas of credit risks.

  Market risk management

  Market risk is the possibility of loss by fluctuating market prices and rates, once the Organization's asset and liability portfolios may present mismatches in terms, currencies and indexes.

  Market risk management at Bradesco enables the Organization to make strategic decisions with agility and a high level of reliance. Market risk is carefully monitored, assessed and managed. The Organization's market risk profile is conservative and all guidelines are monitored independently and on a daily basis.

  Market risk is controlled for all of the Organization's companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

  Bradesco always seeks to comply with the best international market practices, local regulations, and the recommendations of the New Basel Capital Accord. Therefore, the Bank applied to the Brazilian Central Bank to use its internal market risk models for capital allocation, on June 30, 2010, in accordance with the requirements of that autonomous agency, and consequently, in accordance with the New Basel Capital Accord. Thus, the Bank expects to reduce capital allocation for market risk once it starts utilizing its internal models after Bacen's approval.

  The performance of limits is monitored daily by the Integrated Risk Control Department, which is independent to business management and adopts the Parametric VaR (Value at Risk) outlook, in the calculation of the trading portfolio risk, with a 99% confidence level, one-day horizon, and correlations and volatilities calculated using statistical methods in which recent returns are given more importance. In addition, the methodology applied and current statistic models in the measurement of market risks are evaluated daily using backtesting techniques.

  We present below the balance sheet by currency

	R$ thousand
	2010				2009
	September 30			June 30	September 30
	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	601,180,102	558,861,249	42,318,853	37,278,675	35,748,834
Funds available	9,668,864	6,306,885	3,361,979	1,224,837	2,115,883
Interbank investments	92,567,082	90,171,209	2,395,873	2,119,671	1,786,446
Securities and derivative financial instruments	196,081,209	188,251,681	7,829,528	7,193,606	9,112,823
Interbank and interdepartmental accounts	50,780,865	50,780,865	-	353,461	425,664
Loan and leasing operations	184,808,431	168,619,390	16,189,041	16,804,073	12,099,734
Other receivables and assets	67,273,651	54,731,219	12,542,432	9,583,027	10,208,284
Permanent assets	10,723,324	10,652,873	70,451	137,360	7,341
Investments	1,615,858	1,573,166	42,692	-	-
Premises and equipment and leased assets	3,401,050	3,395,448	5,602	12,523	7,247
Intangible assets	5,706,416	5,684,259	22,157	124,837	94
Total	611,903,426	569,514,122	42,389,304	37,416,035	35,756,175

Liabilities
Current and long-term liabilities	564,794,409	522,204,169	42,590,240	29,692,749	27,924,611
Deposits	186,194,258	175,621,835	10,572,423	4,043,580	6,301,070
Federal funds purchased and securities sold under agreements to repurchase	157,008,737	154,389,123	2,619,614	652,483	124,458
Funds from issuance of securities	13,749,384	8,175,819	5,573,565	5,752,347	4,124,115
Interbank and interdepartmental accounts	2,451,263	1,020,695	1,430,568	1,401,752	1,400,103
Borrowing and onlending	37,997,990	28,091,444	9,906,546	10,168,190	8,491,792
Derivative financial instruments	1,878,004	1,640,736	237,268	154,389	120,099
Technical provision for insurance, private pension plans and savings bonds	82,362,780	82,361,364	1,416	1,671	2,114
Other liabilities:
- Subordinated debt	25,697,243	20,672,419	5,024,824	3,284,275	3,891,301
- Other	57,454,750	50,230,734	7,224,016	4,234,062	3,469,559
Deferred income	312,056	312,056	-	-	-
Minority interest in subsidiaries	683,298	683,298	-	-	-
Shareholders' equity	46,113,663	46,113,663	-	-	-
Total	611,903,426	569,313,186	42,590,240	29,692,749	27,924,611
Net position of assets and liabilities			(200,936)	7,723,286	7,831,564
Net position of derivatives (2)			(10,324,597)	(18,758,573)	(15,742,503)
Other net memorandum accounts (3)			(61,278)	(2,471)	1,188,896
Net exchange position (liability)			(10,586,811)	(11,037,758)	(6,722,043)
(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and
(3) Other commitments recorded in memorandum accounts.

  We present the VaR in the chart below

Risk factors	R$ thousand
	2010		2009
	September 30	June 30	September 30
Fixed rates	6,061	3,544	3,541
Internal exchange coupon	873	1,505	372
Foreign currency	455	172	1,444
IGP-M	1,569	494	221
IPCA	1,563	716	13,061
Variable income	2,181	4,894	5,495
Sovereign/Eurobonds and Treasuries	302	3,113	15,417
Other	1	4	25
Correlation/diversification effect	(4,532)	(8,900)	(14,105)
VaR (Value at Risk)	8,473	5,542	25,471

  Sensitivity analysis

  In conformity with good risk management governance practice, Bradesco maintains a continued process of management of its positions, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord. It is also worth mentioning that financial institutions have risk limits and controls and leverage regulated by Bacen.

  Risk limit proposals are validated by specific business committees and submitted to the approval of the Integrated Risk Management and Capital Allocation Committee, complying with limits laid down by the Board of Directors, according to the positions' targets, which are divided into the following portfolios:

    Trading Portfolio: consists of all financial instruments, commodities, derivatives operations held for trading or as a hedge of other trading portfolios, which are not subject to trading restrictions.
    Operations intended for trading are those for resale, to take advantage of expected or effective price movements, or for arbitrage purposes.

    Banking Portfolio: operations not classified in the Trading Portfolio, consist of structural operations of various lines of the Organization's business and eventual hedges.

  Financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) do not necessarily represent an accounting loss for the Organization, due to the following reasons:

    part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which provides a natural hedge for eventual interest rate fluctuations;

    for the Banking Portfolio, interest rates fluctuations do not necessarily have a material impact on the Organization's results, since the intention is to hold the loan operations until their maturity; and

    derivative operations of the Banking Portfolio are used to hedge operations with clients or to hedge investments abroad, also considering the tax effect on foreign exchange rate fluctuation.

  The following tables present the financial exposure sensitivity analysis on September 30, 2010 and June 30, 2010 (Trading and Banking Portfolios) pursuant to CVM Rule 475/08 and do not reflect how these market risk exposures are managed in the Organization's daily operations, according to information provided in this note.

On September 30, 2010 - R$ thousand
Risk factors	Trading and Banking portfolios	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(3,102)	(860,938)	(1,664,177)
Price indexes	Exposures subject to the changes in price index coupon rate	(10,469)	(1,375,770)	(2,449,167)
Domestic exchange coupon	Exposures subject to the changes in foreign currency coupon rate	(81)	(4,008)	(7,986)
Foreign currency	Exposures subject to foreign exchange variation	(2,753)	(68,826)	(137,653)
Equities	Exposures subject to stock price variation	(15,182)	(379,542)	(759,085)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(311)	(16,579)	(30,860)
Other	Exposures not classified in the previous definitions	(15)	(373)	(745)
Total not correlated		(31,913)	(2,706,036)	(5,049,673)
Total correlated		(17,562)	(1,953,978)	(3,585,011)

On June 30, 2010 - R$ thousand
Risk factors	Trading and Banking portfolios	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to fixed interest rates variation and interest rate coupon	(2,786)	(821,984)	(1,578,689)
Price indexes	Exposures subject to the variation of price index coupon rate	(9,339)	(1,288,063)	(2,287,844)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(108)	(7,667)	(15,214)
Foreign currency	Exposures subject to foreign exchange variation	(43)	(1,069)	(2,137)
Equities	Exposures subject to stock price variation	(14,026)	(350,658)	(701,315)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(445)	(14,411)	(28,648)
Other	Exposures not classified into previous definitions	-	(1)	(2)
Total not correlated		(26,747)	(2,483,853)	(4,613,849)
Total correlated		(17,480)	(1,672,997)	(3,067,224)

(1) Amounts net of tax effects

  We present below the sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization's results. It is worth mentioning that results show the impacts for each scenario for a static portfolio position on September 30, 2010 and June 30, 2010. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. In addition, as previously mentioned, we maintain a continued process of market risk management, which continuously seeks, through market dynamics, ways of mitigating/minimizing related risks, according to the strategy determined by Senior Management. Therefore, in case of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

On September 30, 2010 - R$ thousand
Risk factors	Trading portfolios	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(284)	(78,051)	(152,110)
Price indexes	Exposures subject to changes in price index coupon rate	(117)	(16,801)	(31,858)
Domestic exchange coupon	Exposures subject to the changes in foreign currency coupon rate	(15)	(865)	(1,711)
Foreign currency	Exposures subject to foreign exchange variation	(297)	(7,427)	(14,854)
Equities	Exposures subject to stock price variation	(613)	(15,324)	(30,648)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(168)	(861)	(1,620)
Other	Exposures not classified in the previous definitions	-	-	(1)
Total not correlated		(1,494)	(119,329)	(232,802)
Total correlated		(776)	(91,207)	(177,470)

On June 30, 2010 - R$ thousand
Risk factors	Trading portfolio	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(215)	(57,019)	(112,008)
Price indexes	Exposures subject to changes in price index coupon rate	(41)	(6,240)	(11,794)
Domestic exchange coupon	Exposures subject to changes in foreign currency coupon rate	(35)	(2,865)	(5,650)
Foreign currency	Exposures subject to foreign exchange variation	(43)	(1,069)	(2,137)
Equities	Exposures subject to stock price variation	(583)	(14,563)	(29,125)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(211)	(6,611)	(13,066)
Other	Exposures not classified in the previous definitions	-	(1)	(2)
Total not correlated		(1,128)	(88,368)	(173,782)
Total correlated		(588)	(59,627)	(117,213)

(1) Amounts net of tax effects.

  Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions:

Scenario 1:
  Based on market information from September 30, 2010 and June 30, 2010 (BM&FBovespa, Anbima, etc), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on September 30, 2010, the exchange rate of Reais/Dollar was R$1.71, whereas on June 30, 2010 it was R$1.82. For the interest rate scenario, the 1-year fixed interest rate applied on the positions on September 30, 2010 and June 30, 2010 were 11.31% p.a. and 11.88% p.a., respectively.

Scenario 2:
  25% stresses were determined based on the markets on September 30, 2010 and June 30, 2010. For instance, in the scenario applied to positions on September 30, 2010, the exchange rate of Reais/Dollar was R$2.11, whereas on June 30, 2010 it was R$2.25. For the interest rate scenario, the 1-year fixed interest rate applied to positions on September 30, 2010 and June 30, 2010 were 14.12% p.a. and 14.84% p.a., respectively. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices.

Scenario 3:
  50% stresses were determined based on the markets on September 30, 2010 and June 30, 2010. For instance, in the scenario applied to positions on September 30, 2010, the exchange rate of Reais/Dollar was R$2.54, whereas on June 30, 2010 it was R$2.70. For the interest rate scenario, the 1-year fixed interest rate applied to positions on September 30, 2010 and June 30, 2010 were 16.95% p.a. and 17.81% p.a., respectively. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

  Liquidity Risk

  The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking in consideration different currencies and the settlement terms of its rights and obligations. Risk knowledge and monitoring are essential for the Organization to settled operations safely and in due time.

  The Organization has a Liquidity Policy that establishes the minimum liquidity levels to be kept, as well as instruments to manage the liquidity in regular and crisis scenarios. Bradesco's policies and controls fully comply with the requirements of Resolution 2,804 of the National Monetary Council (CMN).

  Operating Risk

  Operational risk is the risk of loss resulting from inadequate or faulty internal processes, people, systems and external events. This definition includes legal risk, but does not consider strategic and image risks.

  Operational risk control is based on the preparation and implementation of methodologies, criteria and tools that standardize the collection and treatment of historical loss data and complies with Brazilian Central Bank regulations, the recommendations of the Bank for International Settlements (BIS) and best market practices.

  We present the Balance Sheet by maturity in the chart below

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total
Assets
Current and long-term assets	332,800,508	88,218,007	43,812,804	136,348,783	-	601,180,102
Funds available	9,668,864	-	-	-	-	9,668,864
Interbank investments	60,250,063	30,594,869	1,119,768	602,382	-	92,567,082
Securities and derivative financial instruments (1) (2)	156,808,586	5,144,113	9,290,154	24,838,356	-	196,081,209
Interbank and interdepartmental accounts	50,287,695	3,029	2,520	487,621	-	50,780,865
Loan and leasing operations	22,362,358	45,044,079	29,154,264	88,247,730	-	184,808,431
Other receivables and assets	33,422,942	7,431,917	4,246,098	22,172,694	-	67,273,651
Permanent assets	198,701	898,775	835,291	6,421,503	2,369,054	10,723,324
Investments	-	-	-	-	1,615,858	1,615,858
Premises and equipment and leased assets	48,858	244,291	293,150	2,469,569	345,182	3,401,050
Intangible assets	149,843	654,484	542,141	3,951,934	408,014	5,706,416
Total on September 30, 2010	332,999,209	89,116,782	44,648,095	142,770,286	2,369,054	611,903,426
Total on June 30, 2010	306,037,083	68,302,851	42,359,040	139,499,171	1,902,071	558,100,216
Total on September 30, 2009	262,076,806	68,904,073	33,950,196	119,302,659	1,451,956	485,685,690
Liabilities
Current and long-term liabilities	301,488,464	41,092,960	31,610,694	190,602,291	-	564,794,409
Deposits (2)	94,162,844	9,663,098	8,491,795	73,876,521	-	186,194,258
Federal funds purchased and securities sold under agreements to repurchase	105,145,858	12,981,922	6,191,739	32,689,218	-	157,008,737
Funds from issuance of securities	593,078	1,560,501	2,484,204	9,111,601	-	13,749,384
Interbank and interdepartmental accounts	2,451,263	-	-	-	-	2,451,263
Borrowing and onlending	2,802,522	7,736,183	6,070,356	21,388,929	-	37,997,990
Derivative financial instruments	1,195,011	433,671	92,016	157,306	-	1,878,004
Technical provisions for insurance, private pension plans and savings bonds (3)	59,722,581	2,061,327	1,190,354	19,388,518	-	82,362,780
Other liabilities:
- Subordinated debts	78,570	4,972,662	2,630,092	18,015,919	-	25,697,243
- Other	35,336,737	1,683,596	4,460,138	15,974,279	-	57,454,750
Deferred income	312,056	-	-	-	-	312,056
Minority interest in subsidiaries	-	-	-	-	683,298	683,298
Shareholders' equity	-	-	-	-	46,113,663	46,113,663
Total on September 30, 2010	301,800,520	41,092,960	31,610,694	190,602,291	46,796,961	611,903,426
Total on June 30, 2010	264,781,813	32,575,624	31,068,184	184,701,323	44,973,272	558,100,216
Total on September 30, 2009	222,226,127	24,113,570	28,577,698	170,997,558	39,770,737	485,685,690
Accumulated net assets on September 30, 2010	31,198,689	79,222,511	92,259,912	44,427,907	-	-
Accumulated net assets on June 30, 2010	41,255,270	76,982,497	88,273,353	43,071,201	-	-
Accumulated net assets on September 30, 2009	39,850,679	84,641,182	90,013,680	38,318,781	-	-

(1)	Investments in investment funds are classified as up to 30 days;
(2)	Sale and purchase agreements are classified according to the maturity of the operation; and
(3)

  Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

  Capital Adequacy Ratio (Basel)

  The Organization s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel) .

  We present the Capital Adequacy Ratio II in the chart below

Calculation basis Capital Adequacy Ratio (Basel II) (1)	R$ thousand
	2010				2009
	September 30		June 30		September 30
	Financial	Economic- financial	Financial	Economic- financial	Financial	Economic- financial
Calculation basis Capital Adequacy Ratio (Basel)	46,113,663	46,113,663	44,295,323	44,295,323	38,877,487	38,877,487
Reduction for tax credits Bacen Resolution 3,059/02	-	-	-	-	(143,179)	(143,179)
Reduction for deferred assets Bacen Resolution 3,444/07	(223,467)	(306,058)	(357,852)	(441,456)	(226,279)	(260,114)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives Bacen Resolution 3,444/07	1,590,384	1,590,384	1,751,725	1,751,725	1,480,317	1,480,317
Additional provision to the minimum required by Bacen Resolution 2,682/99 (3)	-	-	-	-	2,989,666	2,990,827
Minority interest/other	168,948	683,298	164,029	677,949	400,228	359,820
Reference shareholders' equity - Tier I	47,649,528	48,081,287	45,853,225	46,283,541	43,378,240	43,305,158
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives Bacen Resolution 3,444/07	(1,590,384)	(1,590,384)	(1,751,725)	(1,751,725)	(1,480,317)	(1,480,317)
Subordinated debt (3)	9,668,818	9,668,818	8,607,645	8,607,645	12,003,947	12,003,947
Reference shareholders' equity Tier II	8,078,434	8,078,434	6,855,920	6,855,920	10,523,630	10,523,630
Total reference shareholders' equity (Tier I + Tier II)	55,727,962	56,159,721	52,709,145	53,139,461	53,901,870	53,828,788
Deduction of instruments for funding - Bacen Resolution 3,444/07	(91,651)	(239,902)	(89,593)	(233,649)	(62,097)	(328,694)
Reference shareholders' equity (a)	55,636,311	55,919,819	52,619,552	52,905,812	53,839,773	53,500,094
Capital allocation (by risk)
- Credit risk	36,352,388	36,425,640	34,824,557	34,754,633	31,483,525	31,633,767
- Market risk	171,539	171,539	134,901	134,901	423,470	428,460
- Operational risk (4)	1,758,568	2,574,130	1,677,756	1,677,756	1,132,832	1,132,832
Required reference shareholders' equity (b)	38,282,495	39,171,309	36,637,214	36,567,290	33,039,827	33,195,059
Margin (a b)	17,353,816	16,748,510	15,982,338	16,338,522	20,799,946	20,305,035
Risk-weighted assets (2) (c)	348,022,677	356,102,809	333,065,578	332,429,906	300,362,064	301,773,265
Capital adequacy ratio (a/c) (3)	15.99%	15.70%	15.80%	15.91%	17.92%	17.73%
(1)

  Article 4 of Bacen Circular Letter 3,389/08 gives the option to exclude position sold in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of hedging investments abroad. Bradesco opted to do this on September 2008;

(2)	As of July 1, 2008, with the New Basel Capital Accord, risk-weighted assets are determined based on 11% of required reference shareholders' equity which is the minimum capital required by Bacen;
(3)

  The index calculated in June 2010 comprises the effect of early redemption of funding amounting to US$300,000 thousand of perpetual subordinated debt issued in June 2005 and the effect of therevocation, as of April 2010, CMN Resolution 3,674/07 which allowed the full addition of the additional provision for loan losses at the calculation of the Reference Shareholders' Equity ; and

(4)

  As set forth by Circular Letters 3,383/08 and 3,476/09, we point out that, as of July 2010, the calculation of capital allocation for Operating Risk for the Economic-Financial Consolidated includes non-financial companies.

  b) Market value

  The book value, net of provisions for losses of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain (loss) without tax effects
	Book value	Market value	In the result			In shareholders' equity
	2010		2010		2009	2010		2009
	September 30		September 30	June 30	September 30	30	June 30	September 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	196,081,209	200,107,311	4,188,369	3,290,205	3,948,429	4,026,102	3,395,319	3,604,723
- Adjustment of available-for-sale securities (Note 8 cII)			162,267	(105,114)	343,706	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			4,026,102	3,395,319	3,604,723	4,026,102	3,395,319	3,604,723
Loan and leasing operations (Notes 2, 3g and 10) (1)	217,274,004	217,703,543	429,539	178,274	302,263	429,539	178,274	302,263
Investments (Notes 3j, 4 and 13) (2)	1,615,858	8,539,083	6,923,225	6,527,565	6,592,407	6,923,225	6,527,565	6,592,407
Treasury shares (Note 23d)	-	-	-	-	-	-	-	3,978
Time deposits (Notes 3n and 16a)	100,730,273	100,576,388	153,885	150,567	94,408	153,885	150,567	94,408
Funds from issuance of securities (Note 16c)	13,749,384	13,745,680	3,704	8,905	2,524	3,704	8,905	2,524
Borrowing and onlending (Notes 17a and 17b)	37,997,990	37,883,726	114,264	70,014	76,886	114,264	70,014	76,886
Subordinated debts (Note 19)	25,697,243	26,342,319	(645,076)	(999,041)	(855,083)	(645,076)	(999,041)	(855,083)
Unrealized gains without tax effects			11,167,910	9,226,489	10,161,834	11,005,643	9,331,603	9,822,106

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and
(2)	Basically includes the surplus of interest in subsidiaries and affiliated companies (Cielo (former Visanet), Odontoprev and Fleury) and other investments (BM&FBovespa and Cetip).

  Determination of market value of financial instruments:

    Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

    Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

    Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

  33) EMPLOYEE BENEFITS

  Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive investment Fund (FIE).

  PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

  Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

  The actuarial liabilities of defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

  In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan's actuarial liabilities is fully covered by plan assets.

  Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social -Bases (related to former employees of Baneb). The actuarial liabilities of defined contribution and defined benefit plans are fully covered by assets of the plans.

  Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

  Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

  The assets of the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

  Bradesco's facilities abroad provide their employees and directors with a private pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant's professional career.

  Expenses with contributions made in the 9-month period ended September 30, 2010 amounted to R$251,255 thousand (R$211,412 thousand on September 30, 2009) and R$108,711 thousand in the third quarter of 2010 (R$69,275 thousand in the second quarter of 2010).

  In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1,400,270 thousand in the 9-month period ended September 30, 2010 (R$1,232,740 thousand on September 30, 2009) and R$521,012 thousand in the third quarter of 2010 (R$450,347 thousand in the second quarter of 2010).

  34) INCOME TAX AND SOCIAL CONTRIBUTION

  a) Calculation of income tax and social contribution charges

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Income before income tax and social contribution	4,176,367	3,519,620	10,385,683	9,360,497
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,670,547)	(1,407,848)	(4,154,273)	(3,744,199)
Effect of additions and exclusions on the tax calculation:
Equity in the earnings of unconsolidated companies	7,567	7,606	26,676	23,236
Exchange gain/(loss)	(311,307)	24,265	(256,502)	(935,219)
Non-deductible expenses, net of non-taxable income (2)	(87,105)	(72,203)	(216,077)	(85,372)
Tax credits recorded from previous periods	-	-	241,732	-
Interest on shareholders' equity (paid and payable)	250,395	246,774	740,379	643,090
Effect of the difference of the social contribution rate (3)	267,585	190,614	610,408	392,436
Other amounts	(42,741)	(85,789)	(244,395)	192,742
Income tax and social contribution for the period	(1,586,153)	(1,096,581)	(3,252,052)	(3,513,286)

(1)	The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h);
(2)

  Comprises the tax effect resulting from the adhesion to tax amnesty program, with amnesty for the settlement of debts managed by the Brazilian Federal Revenue Service (RFB) and the National Treasury Attorney's Office (PGFN), established by Law 11,941/09; and

(3)	Refers to the adjustment of the effective rate of social contribution in relation to the rate (40%) shown.

  b) Breakdown of income tax and social contribution in the result

	R$ thousand
	2010			2009
	3rd quarter	2nd quarter	September 30 YTD	September 30 YTD
Current taxes:
Income tax and social contribution payable	(1,618,286)	(1,611,692)	(4,716,110)	(6,706,686)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	296,323	656,988	1,614,796	3,141,577
Use of opening balances of:
Negative basis of social contribution	(9,731)	(31,972)	(96,750)	(138,595)
Tax loss	(102,184)	(93,827)	(349,735)	(420,864)
Tax credits recorded from previous periods
Negative basis of social contribution	-	-	12,102	-
Tax loss	-	-	33,617	-
Temporary additions	-	-	196,013	-
Recording/utilization in the period on:
Negative basis of social contribution	6,003	5,594	22,714	38,662
Tax loss	(158,278)	(21,672)	31,301	572,620
Total deferred taxes	32,133	515,111	1,464,058	3,193,400
Income tax and social contribution for the period	(1,586,153)	(1,096,581)	(3,252,052)	(3,513,286)

  c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2009	Amount recorded (1)	Amount realized	Balance on 9.30.2010	Balance on 6.30.2010	Balance on 9.30.2009
Allowance for loan losses	7,724,064	3,030,730	2,549,905	8,204,889	8,388,751	7,623,238
Provision for civil contingencies	827,553	252,472	116,184	963,841	923,636	821,771
Provision for tax contingencies	1,970,367	652,627	54,913	2,568,081	2,411,166	2,169,732
Labor provisions	578,623	182,840	143,228	618,235	621,586	589,283
Provision for devaluation of securities and investments	121,010	8,347	20,983	108,374	113,598	109,303
Provision for devaluation of foreclosed assets	104,500	58,615	53,736	109,379	107,118	106,654
Adjustment to market value of trading securities	13,317	5,524	666	18,175	16,542	15,603
Amortized goodwill	1,031,107	29,033	155,123	905,017	949,777	1,067,306
Provision for interest on shareholders equity	-	454,683	-	454,683	231,802	387,869
Law 11,638/07 adjustments	93,665	-	6,363	87,302	99,028	90,466
Other	1,787,044	455,337	218,298	2,024,083	1,902,730	1,646,432
Total tax credits over temporary differences	14,251,250	5,130,208	3,319,399	16,062,059	15,765,734	14,627,657
Tax losses and negative basis of social contribution in Brazil and abroad	1,119,281	99,734	446,485	772,530	1,036,720	1,420,403
Subtotal	15,370,531	5,229,942	3,765,884	16,834,589	16,802,454	16,048,060
Adjustment to market value of available-for- sale securities	51,388	140,073	43,276	148,185	235,034	170,485
Social contribution Provisional Measure 2,158-35 of August 24, 2001	270,123	-	65,304	204,819	235,989	329,164
Total tax credits (Note 11b)	15,692,042	5,370,015	3,874,464	17,187,593	17,273,477	16,547,709
Deferred tax liabilities (Note 34f)	3,985,467	1,377,828	324,613	5,038,682	4,875,607	4,327,943
Tax credits net of deferred tax liabilities	11,706,575	3,992,187	3,549,851	12,148,911	12,397,870	12,219,766
- Percentage of net tax credits over reference shareholders' equity (Note 32a)	20.9%			21.7%	23.4%	22.8%
- Percentage of net tax credits over total assets	2.3%			2.0%	2.2%	2.5%

  (1) Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$353,170 thousand (Note 3h).

  d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Tax loss and negative basis		Total
	Income tax	Social contribution	Income tax	Social contribution
2010	1,055,780	540,905	121,462	13,670	1,731,817
2011	1,961,589	1,184,808	161,972	69,851	3,378,220
2012	2,854,941	1,425,927	131,934	70,337	4,483,139
2013	1,966,746	987,618	59,961	31,076	3,045,401
2014	2,375,595	1,211,128	75,718	34,661	3,697,102
2015 (9 months)	322,319	174,703	1,390	498	498,910
Total	10,536,970	5,525,089	552,437	220,093	16,834,589

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158 35
	2010	2011	2012	2013	2014	Total
Total	19,855	12,824	60,339	81,727	30,074	204,819

  The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

  The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$15,633,173 thousand (June 30, 2010 R$15,340,284 thousand and September 30, 2009 R$14,914,422 thousand), of which R$14,722,985 thousand (June 30, 2010 R$14,189,571 thousand and September 30, 2009 R$13,285,399 thousand) is relative to temporary differences, R$723,434 thousand (June 30, 2010 R$939,719 thousand and September 30, 2009 R$1,344,404 thousand) to tax losses and negative basis of social contribution and R$186,754 thousand (June 30, 2010 R$210,994 thousand and September 30, 2009 R$284,619 thousand) comprises tax credit over social contribution Provisional Measure 2,158-35.

  e) Unrecorded tax credits

  Tax credits of R$78,494 thousand (June 30, 2010 R$74,693 thousand and September 30, 2009 R$71,690 thousand) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules.

  Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of a law approved by congress) filed by CONSIF against Law 11,727/08, Articles 17 and 41, tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. The unrecognized tax credit balance related to the Social Contribution rate increase not recorded amounts to R$459,618 thousand (note 3h).

  f) Deferred tax liabilities

	R$ thousand
	2010		2009
	September 30	June 30	September 30
Mark-to-market adjustment of derivative financial instruments	251,468	245,687	617,637
Difference in depreciation	3,884,253	3,720,665	2,962,159
Operations in the market for future settlement	138,385	198,202	64,186
Others	764,576	711,053	683,961
Total	5,038,682	4,875,607	4,327,943

  The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

  35) OTHER INFORMATION

  a) The Bradesco Organization manages investment funds and portfolios with net assets on September 30, 2010 of R$276,634,519 thousand (June 30, 2010 - R$263,296,711 thousand and September 30, 2009 R$236,911,941 thousand).

  b) In 2010, continuing with the reversal of anti-crisis measures taken at the end of 2008, BACEN altered the mandatory payment calculation system, which had the following impacts:

  Changes in the first quarter of 2010

Description	Previous rule	Current rule
Decrease in Bacen additional compulsory deposit requirement collected from demand deposits, savings deposits and time deposits	Bacen collects the amount that exceeds R$1 billion	Use of reducing agents for institutions with Reference Equity lower than R$5 billion
Rate to calculate Bacen additional compulsory deposit requirement collected from demand and time deposits	Demand deposits - 5% Time deposits - 4%	Demand deposits - 8 % Time deposits - 8%
Decrease in the amount subject to collections over time deposits (1)	Bacen collects the amount that exceeds R$2 billion	Use of reducing agents for institutions with Reference Equity lower than R$5 billion
Calculation rate of compulsory deposits on time deposits(1)	13.5%	15%
Compliance with Bacen compulsory deposit requirement collected from time deposits (1)
  45% in government securities and 55% in cash, not remunerated may be replaced by credits acquired up to March 31, 2010 from financial institutions, basically derived from (i) loan operations; (ii) receivables from leasing operations; (iii) advances and other issuance credits or liability of non-financial individuals andcorporations, (iv) interbank deposits withguaranteed assets provided for by laws; (v) fixedincome securities issued by non-financial entities,composing the institution's portfolio or investmentfunds; (vi) receivables pertaining to ReceivablesSecuritization Funds (FIDC); (vii) FIDC quotasorganized by the Deposit Guarantee Association(FGC); and (viii) foreign currency acquisitions withBacen made with financial institution's resalecommitment, combined with Bacen's repurchasecommitment, only accepting the deduction ofcredits acquired from institutions whoseReference Shareholders' Equity reaches up toR$2.5 billion
100% in cash remunerated at the Selic rate, which may be deduced in up to 45% of the acquisitions and interbank deposits acquired up to June 30, 2010, postponed to December 30, 2010.

(1) The Financial Statements were impacted as of April 2010.

  Changes in the second quarter of 2010

Description	Previous rule	Current rule
Rate for rural loan liabilities (2)	30%	29%
Calculation rate of compulsory deposits on demand deposits(2)	42%	43%
(2) The financial statements were impacted as of July 2010.

  c) As part of the process of convergence with international accounting standards, certain rules and their interpretation were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by BACEN. The accounting standards which have been approved by BACEN include the following:

    Resolution 3,566/08 Impairment of Assets (CPC 01);

    Resolution 3,604/08 Statement of Cash Flow (CPC 03);

    Resolution 3,750/09 Related-Party Disclosures (CPC 05); and

    Resolution 3,823/09 Provisions, Contingent Liabilities and Contingent Assets (CPC 25).

  At present, it is not practicable to estimate when BACEN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods, or applicable retroactively. As a result, it is not yet possible to estimate the accounting effects of these standards on Bradesco's financial statements.

  CMN Resolution 3,786/09 and Circular 3,472/09 established that financial institutions and others authorized to operate by Bacen, constituted as publicly held companies or which are obliged to form an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the base date December 31, their consolidated financial statements, prepared in accordance with international financial reporting standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB). Accordingly, Bradesco is currently analyzing the accounting effects of the transition to IFRS and will conclude this process within the deadlines established by Bacen.

Management Bodies

  Cidade de Deus, Osasco, SP, October 26, 2010

Board of Directors
Chairman	*Department Directors	Compensation Committees
Lázaro de Mello Brandão	Alexandre da Silva Glüher	Lázaro de Mello Brandão - Coordenador
	Alfredo Antônio Lima de Menezes	Antônio Bornia
Vice-Chairman	André Rodrigues Cano	Mário da Silveira Teixeira Júnior
Antônio Bornia	Josué Augusto Pancini	Luiz Carlos Trabuco Cappi
	Luiz Carlos Angelotti	**Carlos Alberto Rodrigues Guilherme
Members	Marcelo de Araújo Noronha
Mário da Silveira Teixeira Júnior	Nilton Pelegrino Nogueira	Audit Committee
João Aguiar Alvarez		Carlos Alberto Rodrigues Guilherme - Coordenador
Denise Aguiar Alvarez	Department Directors	José Lucas Ferreira de Melo
Luiz Carlos Trabuco Cappi	Adineu Santesso	Romulo Nagib Lasmar
Carlos Alberto Rodrigues Guilherme	Airton Celso Exel Andreolli	Osvaldo Watanabe
Ricardo Espírito Santo Silva Salgado	Altair Antônio de Souza
	Amilton Nieto	Compliance and Internal Control Committee
	André Bernardino da Cruz Filho	Mário da Silveira Teixeira Júnior - Coordenador
Board of Executive Officers	André Marcelo da Silva Prado	Carlos Alberto Rodrigues Guilherme
	Antonio de Jesus Mendes	Domingos Figueiredo de Abreu
Executive Officers	Antonio José da Barbara	Milton Matsumoto
	Arnaldo Nissental	Alexandre da Silva Glüher
Chief Executive Officer	Aurélio Guido Pagani	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Cassiano Ricardo Scarpelli	Clayton Camacho
	Clayton Camacho	**Moacir Nachbar Junior
Executive Vice-Presidents	Denise Pauli Pavarina	Roberto Sobral Hollander
Laércio Albino Cezar	Douglas Tevis Francisco	Frederico William Wolf
Arnaldo Alves Vieira	Fernando Roncolato Pinho
Sérgio Socha	Jair Delgado Scalco	Executive Disclosure Committee (Non-Statutory)
Julio de Siqueira Carvalho de Araujo	Jean Philippe Leroy	Domingos Figueiredo de Abreu - Coordenador
Norberto Pinto Barbedo	João Albino Winkelmann	Julio de Siqueira Carvalho de Araujo
Domingos Figueiredo de Abreu	José Luiz Rodrigues Bueno	Milton Matsumoto
	José Maria Soares Nunes	Luiz Carlos Angelotti
	Júlio Alves Marques	Marco Antonio Rossi
Managing Directors	Laércio Carlos de Araújo Filho	Samuel Monteiro dos Santos Junior
José Alcides Munhoz	Lúcio Rideki Takahama	Antonio José da Barbara
Milton Matsumoto	Luiz Alves dos Santos	José Maria Soares Nunes
Odair Afonso Rebelato	Luiz Carlos Brandão Cavalcanti Junior	Paulo Faustino da Costa
Aurélio Conrado Boni	Luiz Fernando Peres	Marcos Aparecido Galende
Ademir Cossiello	Marcos Bader
Sérgio Alexandre Figueiredo Clemente	Marcos Daré	Ethical Conduct Committee
Candido Leonelli	Mario Helio de Souza Ramos	Milton Matsumoto - Coordenador
Maurício Machado de Minas	Marlene Morán Millan	Carlos Alberto Rodrigues Guilherme
	Moacir Nachbar Junior	Arnaldo Alves Vieira
	Nobuo Yamazaki	**Julio de Siqueira Carvalho de Araujo
	Octávio de Lazari Júnior	Domingos Figueiredo de Abreu
	Octavio Manoel Rodrigues de Barros	Odair Afonso Rebelato
	Paulo Aparecido dos Santos	Alexandre da Silva Glüher
	Paulo Faustino da Costa	**André Rodrigues Cano
	Roberto Sobral Hollander	**Josué Augusto Pancini
	Walkiria Schirrmeister Marquetti	Marco Antonio Rossi
Clayton Camacho
	Directors	José Luiz Rodrigues Bueno
	Antonio Carlos Melhado	Júlio Alves Marques
	Antonio Chinellato Neto	**Moacir Nachbar Junior
	Cláudio Borges Cassemiro	Glaucimar Peticov
	Cláudio Fernando Manzato	Frederico William Wolf
Edilson Wiggers
José Ramos Rocha Neto
	Marcos Aparecido Galende	Integrated Risk Management and Capital Allocation Committee
	Osmar Roncolato Pinho	Luiz Carlos Trabuco Cappi - Coordenador
	Renan Mascarenhas Carmo	Laércio Albino Cezar
Arnaldo Alves Vieira
Sérgio Socha
	Regional Officers	Julio de Siqueira Carvalho de Araujo
	Alex Silva Braga	Norberto Pinto Barbedo
	Almir Rocha	Domingos Figueiredo de Abreu
	Antonio Gualberto Diniz	Milton Matsumoto
	Antonio Piovesan	Ademir Cossiello
	Delvair Fidencio de Lima	Marco Antonio Rossi
	Diaulas Morize Vieira Marcondes Junior	Roberto Sobral Hollander
Francisco Aquilino Pontes Gadelha
	Francisco Assis da Silveira Junior	Fiscal Council
	Geraldo Dias Pacheco	Members
	João Alexandre Silva	Nelson Lopes de Oliveira - Coordenador
	João Carlos Gomes da Silva	Domingos Aparecido Maia
	José Sergio Bordin	Ricardo Abecassis Espírito Santo Silva
Mauricio Gomes Maciel
	Volnei Wulff	Substitute Members
	Wilson Reginaldo Martins	João Batistela Biazon
Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira

Ombudsman Department
Júlio Alves Marques Ouvidor

  *Members appointed as Deputy Director will be elected after they take office
  **Under homologation by the Brazilian Central Bank

  General Accounting Committee
   Marcos Aparecido Galende
  Accountant -CRC 1SP201309/O-6

Independent Auditor's Report on Limited Review

  (A free translation of the original in Portuguese)

  To the Board of Directors
  Banco Bradesco S.A.

1.

  We carried out limited reviews of the accounting information presented in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of September 30, 2010, June 30, 2010 and September 30, 2009 and the related consolidated statements of income, of changes in stockholders' equity, of cash flows and of value added for the quarters then ended. This information is the responsibility of the Bank's management.

2.

  Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of the Quarterly Information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3.

  Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information referred to above in order that this information be stated in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN) and the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.

  São Paulo, October 26, 2010

  PricewaterhouseCoopers
  Auditores Independentes
  CRC 2SP000160/O-5

  Luís Carlos Matias Ramos
  Contador
  CRC 1SP171564/O-1

Fiscal Council's Report

  The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the third quarter of 2010 and in view of the limited review report prepared by PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, based on the current corporate law, fairly reflect the Company's equity and financial position.

  Cidade de Deus, Osasco, São Paulo, October 26, 2010

  Nelson Lopes de Oliveira

  Domingos Aparecido Maia

  Ricardo Abecassis E. Santo Silva

  For further information:

  Board of Executive Officers

  Domingos Figueiredo de Abreu

  Executive Vice-President and Executive IRO

  Phone: (#55 11) 3681-4011

  4000.abreu@bradesco.com.br

  Market Relations Department

  Paulo Faustino da Costa

  Phone: (#55 11) 2178-6201

  Fax: (#55 11) 2178-6215

  Avenida Paulista, 1.450 1º andar

  CEP 01310-917 São Paulo-SP

  Brazil

  www.bradesco.com.br/ir

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: November 3, 2010

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Departament Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.